      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996


                                                       REGISTRATION NO. 333-3092
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                              AIRNET SYSTEMS, INC.
             Exact name of Registrant as specified in its charter)
                              -------------------

         OHIO                     4500                     31-1458309
    (State or other        (Primary Standard     (I.R.S. Employer Identification
    jurisdiction of            Industrial                    Number)
   incorporation or       Classification Code
     organization)              Number)

                3939 INTERNATIONAL GATEWAY, COLUMBUS, OHIO 43219
                                 (614) 237-9777
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ------------------------

                                  ERIC P. ROY
                              AIRNET SYSTEMS, INC.
                           3939 INTERNATIONAL GATEWAY
                              COLUMBUS, OHIO 43219
                                 (614) 237-9777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:


    RONALD A. ROBINS, JR.            STEVEN R. FINLEY
  VORYS, SATER, SEYMOUR AND    GIBSON, DUNN & CRUTCHER LLP
            PEASE
     52 EAST GAY STREET              200 PARK AVENUE
    COLUMBUS, OHIO 43215         NEW YORK, NEW YORK 10166
       (614) 464-6400                 (212) 351-4000


                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                              -------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                            PURSUANT TO ITEM 501(b)
                OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS
           OF INFORMATION REQUIRED BY THE ITEMS OF PART I OF FORM S-1


                                  FORM S-1
                          ITEM NUMBER AND CAPTION                                    PROSPECTUS CAPTION
           ------------------------------------------------------  ------------------------------------------------------
 1.        Forepart of the Registration Statement and Outside      Outside Front Cover Page
            Front Cover Page of Prospectus.......................

 2.        Inside Front and Outside Back Cover Pages of            Inside Front Cover and Outside Back Cover Pages
            Prospectus...........................................

 3.        Summary Information, Risk Factors and Ratio of          Prospectus Summary; Risk Factors
            Earnings to Fixed Charges............................

 4.        Use of Proceeds.......................................  Use of Proceeds; Prior S Corporation Status

 5.        Determination of Offering Price.......................  Outside Front Cover Page; Underwriting

 6.        Dilution..............................................  Dilution

 7.        Selling Security Holders..............................  Principal Shareholders

 8.        Plan of Distribution..................................  Outside Front Cover Page; Underwriting

 9.        Description of Securities to be Registered............  Description of Capital Stock

10.        Interests of Named Experts and Counsel................  Legal Matters; Experts

11.        Information with Respect to the Registrant............  Prospectus Summary; Risk Factors; Prior S Corporation
                                                                    Status; Offering Related Transactions; Use of
                                                                    Proceeds; Dividend Policy; Financial Statements;
                                                                    Selected Financial Data; Selected Unaudited Condensed
                                                                    Pro Forma Financial Data; Management's Discussion and
                                                                    Analysis of Financial Condition and Results of
                                                                    Operations; Business; Management; Principal
                                                                    Shareholders; Certain Relationships and Related Party
                                                                    Transactions; Description of Certain Indebtedness

12.        Disclosure of Commission Position on Indemnification    Not Applicable
            for Securities Act Liabilities.......................

                    SUBJECT TO COMPLETION, DATED MAY 7, 1996


                                5,600,000 SHARES


                                 AIRNET SYSTEMS


                                 COMMON SHARES

    The 5,600,000 common shares, par value $.01 per share (the "Common Shares"), offered hereby are being offered by AirNet Systems, Inc. (the "Company"). Prior to the Offering, there has been no public market for the Common Shares. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price.

    Application has been made for listing the Common Shares for quotation on The Nasdaq National Market under the symbol "ANSY."

    Any investment in the Common Shares offered hereby involves a high degree of risk. For a discussion of certain risks of an investment in the Common Shares offered hereby, see "Risk Factors" on pages 8 to 11.
                              -------------------
THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES  COMMISSION   NOR
      HAS   THE   SECURITIES  AND   EXCHANGE   COMMISSION  OR   ANY  STATE
        SECURITIES   COMMISSION    PASSED   UPON    THE   ACCURACY    OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                                                   Underwriting
                                           Price to               Discounts and              Proceeds to
                                            Public                 Commissions*                Company+
Per Share........................             $                         $                         $
Total++..........................             $                         $                         $

- ------------
 * The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

 +   Before deducting expenses of the  Offering payable by the Company estimated to be $900,000.

 ++  The Company has granted the Underwriters a 30-day option to purchase up  to
    840,000 additional Common Shares on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total
    price to public  will be  $        ,  the total  underwriting discounts  and
    commissions  will be  $         and the  total proceeds  to Company  will be
    $      . See "Underwriting."
                              -------------------

    The Common Shares are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., on or about
            , 1996, against payment therefor in New York funds. The Underwriters include:


        DILLON, READ & CO. INC.                  THE ROBINSON-HUMPHREY
                                                     COMPANY, INC.



                  The date of this Prospectus is        , 1996

The following legend (in red ink) will run sideways down the front cover of the
Prospectus: Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The inside front cover of the Prospectus will contain gate-fold pictures as follows:

1.   A top-view picture of a Learjet in flight under the logo "AirNet Systems."

2.   Under the heading "THE AIRNET SYSTEMS NETWORK" is the following caption:
"The Company operates a fully integrated national air transportation network that operates between 85 cities in more than 40 states and delivers 13,000 time-critical shipments in three distinct route systems each working day."

Below such heading are three maps entitled "BASIC PROGRAM," PREMIUM PROGRAM" and "CITY PROGRAM," respectively, which show the United States and have points connected by lines reflecting the Company's flights.

Under the "BASIC PROGRAM" map is the following caption: "The `Basic' program has a 9:30 PM-10:00 PM hub time in Columbus, Ohio and serves 3,900 zip codes for delivery between 12:01 AM and 2:00 AM."

Under the "PREMIUM PROGRAM" map is the following caption: "The `Premium' program has an 11:00 PM-11:30 PM hub time in Columbus, Ohio and Charlotte, North Carolina and serves 5,400 zip codes for delivery by 3:00 AM."

Under the "CITY PROGRAM" map is the following caption: "The `City' program has a 4:00 AM-5:30 AM hub time in Columbus, Ohio and serves 8,500 zip codes for delivery by approximately 8:00 AM."

3. Under the heading "THE AIRNET SYSTEMS DELIVERY PROCESS" are six photographs as follows: (i) a photograph of a U.S. Check-Registered Trademark- delivery truck and driver with the following caption: "U.S. CHECK-Registered
Trademark-: A typical shipment of canceled bank checks is presorted as to final destination by bank personnel and then picked up from the bank customer by a Company courier."; (ii) a photograph of a bar-code scanner and a bundle of checks with the following caption: "The shipment is transported to the local airport where it is scanned via bar-code technology into the Company's proprietary ComCheck-SM- tracking system. The shipment is then loaded into the Company's aircraft."; (iii) a photograph of a Learjet on the tarmac with the following caption: "The Company's fast and reliable fleet of 23 Learjet and 58 light twin engine aircraft transport shipments over 85,000 miles per night, primarily Monday through Thursday."; (iv) a photograph of the Company's sorting operations with the following caption: "Upon arrival at the Company's Columbus, Ohio hub or one of its mini-hubs, the shipment is off-loaded, sorted by destination and re-loaded onto the Company's aircraft."; (v) a photograph of a U.S. Check-Registered Trademark- delivery truck being off-loaded with the following caption: "At the destination city, the shipment is off-loaded for the final time and delivered to the receiving bank or Federal Reserve branch. There the shipment is once again bar-code scanned and promptly downloaded into the Company's ComCheck-SM-computer system and made available on-line to customers -- allowing banks to manage their cash position and maximize float revenue."; and (vi) a photograph of a TIMEEXPRESS-Registered Trademark- delivery truck and driver with the following caption: "TIMEEXPRESS-Registered Trademark-: The Company's TIMEEXPRESS-Registered Trademark- delivery services utilize the same transportation network as the U.S. Check-Registered Trademark- bank delivery system. The Company's proprietary OnTime-SM- corporate tracking software supplies scheduling, pricing and delivery information to customers."


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND HAS BEEN ADJUSTED TO REFLECT (I) THE REINCORPORATION OF THE COMPANY IN OHIO AND THE CORRESPONDING 422.57:1 SPLIT OF THE COMMON SHARES PRIOR TO THE OFFERING MADE HEREBY (THE "OFFERING"); (II) AN INCREASE IN THE AUTHORIZED NUMBER OF COMMON SHARES TO 40,000,000; AND (III) THE CANCELLATION OF AN OUTSTANDING WARRANT TO PURCHASE 2,483,537 COMMON SHARES AND THE EXERCISE OF AN OUTSTANDING WARRANT TO PURCHASE 167,227 COMMON SHARES. REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFER COLLECTIVELY TO AIRNET SYSTEMS, INC. AND ITS PREDECESSOR ENTITIES.

                                  THE COMPANY

     AirNet Systems, Inc. operates a fully integrated national air transportation network that operates between 85 cities in more than 40 states and delivers over 13,000 time-critical shipments each working day. The Company's U.S. Check-Registered Trademark- division, which generates approximately 86% of the Company's revenues, is the leading transporter of canceled checks and related information for the U.S. banking industry, meeting more than 1,100 daily deadlines. The Company's TIMEXPRESS-Registered Trademark- division, which generates approximately 12% of the Company's revenues, provides specialized, high-priority delivery service for customers requiring a reliable late pick-up and early delivery service combined with prompt, on-line delivery information. The Company's People Dedicated to Quality ("PDQ") division offers retail aviation fuel sales and related ground services for customers in Columbus, Ohio.

     The Company currently operates a fleet of 81 aircraft (23 Learjet and 58 light twin engine aircraft), which fly approximately 85,000 miles per night, primarily Monday through Thursday. The Company also provides ground pick-up and delivery services throughout the nation, utilizing a fleet of 87 Company-owned ground vehicles as well as a ground transportation network of over 350 independent contractors. The Company uses its own air transportation network as well as commercial airlines, when appropriate, to provide same-day and same-night delivery services for itself, as well as for certain major overnight document and parcel delivery companies.


     Later pick-ups and earlier deliveries than those offered by other national carriers are the differentiating characteristics of the Company's time-critical delivery network. In addition, the Company offers other value-added services to its customers, such as on-line delivery information. The Company consistently has achieved on-time performance levels exceeding 95%. In order to maintain this performance, the Company utilizes a number of proprietary customer service and management information systems to track, sort, dispatch and control the flow of checks and small packages throughout the Company's delivery system. Delivery times and certain shipment information are available on-line and on the Internet. For example, ComCheck-SM-, a unique proprietary software system, provides bank customers access to delivery time, shipment information and retrieval of historical proof-of-delivery information, critical data that enable banks to manage their cash position and maximize float revenue. OnTime-SM- and Ship-Link-SM-, Company-developed software programs, provide scheduling and pricing information, as well as on-line delivery and shipper acknowledgment data for small package customers. The Company also has developed several internal software programs to enhance dispatch monitoring, cost control and customer service functions.


     The Company believes that the market for reliable, time-critical deliveries is growing as a result of a number of global trends, including: (i) corporations requiring just-in-time inventory parts; (ii) medical laboratories requiring same-day deliveries; (iii) consolidating ground-based small package couriers requiring a national air delivery network; and (iv) global air freight forwarders requiring a domestic connection for their international networks that can deliver on a same-day/same-night or pre-8:00 a.m. basis. As the Company's banking customers typically require services four nights per week, there exists substantial available flight time and aircraft for the Company to pursue these business opportunities. The Company believes its flexible and reliable air transportation network and its demonstrated expertise in providing time-critical deliveries position the Company to provide such additional services at premium prices.

 BUSINESS STRATEGY

     The principal components of the Company's operating and growth strategy are as follows:

     FOCUS ON UNIQUE AIRCRAFT TYPE AND ROUTE STRUCTURE. The Company's fast and reliable fleet of 23 Learjets and 58 light twin engine aircraft is positioned around a highly efficient and flexible national route structure designed to facilitate late pick-up and early delivery times, minimize delays and simplify flight scheduling. The Company's hub-and-spoke system, with a primary hub in Columbus and several mini-hubs across the nation, enables the Company to match the varying load capacities of its aircraft with the shipment weight and volume of each destination city and to consolidate shipments at its mini-hubs and primary hub.

     ATTRACT, RETAIN AND MOTIVATE THE HIGHEST QUALITY PERSONNEL AVAILABLE. Central to the Company's high service-oriented culture is a commitment to hiring, retaining and motivating exceptionally talented associates who are focused on a set of core values designed by the Company to provide a working environment where integrity, accountability, open communication, team management and responsibility and quality performance are explicitly stated goals. The Company believes that its current compensation and benefits packages, proposed stock ownership incentives and corporate culture will continue to provide a competitive advantage in attracting and motivating its associates.

     EXPAND U.S. CHECK-REGISTERED TRADEMARK- POSITION IN THE BANKING INDUSTRY. The Company intends to strengthen its leadership position in the transportation of canceled bank checks by adding routes and aircraft to its air transportation network to facilitate even more late pick-up and early delivery times covering a greater number of cities. These capabilities, combined with the Company's value-added services (such as ComCheck-SM-) not currently offered by competing canceled bank check delivery companies, should enable the Company to expand its position in this market.

     GROW TIMEXPRESS-Registered Trademark- PACKAGE DELIVERY SERVICE. The Company believes that its TIMEXPRESS-Registered Trademark- service offers a more flexible pick-up and delivery schedule for small packages than those offered by other national carriers, and appeals to customers with time-sensitive delivery requirements. To date, growth in the Company's TIMEXPRESS-Registered Trademark-business has been constrained by limited load capacity on existing U.S. Check-Registered Trademark- routes. The Company intends to purchase aircraft to provide additional capacity for the delivery of canceled bank checks and small packages. The Company believes significant opportunities exist for expanding its small package delivery business by more aggressively marketing the TIMEXPRESS-Registered Trademark- brand-name and by contracting to deliver for some of the national overnight package delivery companies whose infrastructures cannot be easily modified to meet same-day/same-night or pre-8:00 a.m. delivery deadlines.

     PURSUE STRATEGIC ACQUISITION OPPORTUNITIES. The fragmented nature of the air and ground package delivery industry, outside of the major national carriers, provides the Company with opportunities for strategic acquisitions. The Company believes it is well-positioned to consolidate regional air freight operators and ground couriers by acquiring high-quality candidates. The Company believes it has a demonstrated expertise in evaluating acquisition opportunities based on the potential for revenue growth and profitability, as well as a proven track record for efficiently integrating such acquisitions.

 HISTORY AND OFFERING RELATED TRANSACTIONS

     The Company was founded in 1974 and began transporting canceled checks on a point-to-point basis out of Pontiac, Michigan. In 1980, the Company established its primary hub in Columbus, Ohio to serve as the central point for its nationwide air distribution system. In 1984, the Company formed TIMEXPRESS-Registered Trademark- and began to deliver small package freight on a national scale. In 1988, the Company entered into a non-competition agreement (the "Wright Agreement") with Wright International Express, Inc. ("WIE") and its sole shareholder Donald W. Wright, Sr., and acquired certain key assets of WIE. WIE was the Company's primary private sector competitor in the canceled check transportation business. In 1989, the Company completed the acquisition of Air Continental, Inc., the other principal private sector competitor engaged in the interstate transportation of canceled checks. Today, the Company's only significant competitor in the transportation of canceled checks is the Interdistrict Transportation System (the "ITS") operated by the Federal Reserve System (the "Federal Reserve").

     As part of the Wright Agreement, as amended, the Company agreed to pay a percentage of the Company's cash flow on an on-going basis to Donald Wright and granted him a warrant to purchase 2,483,537 Common Shares (the "Donald Wright Warrant") and a warrant to Jeffrey Wright, Donald Wright's son, to purchase 167,227 Common Shares (the "Jeffrey Wright Warrant" and, collectively with the Donald Wright Warrant, the "Wright Warrants"), which warrants are exercisable upon the closing of the Offering. The Company has agreed to repurchase the Donald Wright Warrant upon the closing of the Offering for $29.9 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will cancel the Donald Wright Warrant upon its repurchase. Gerald
 G. Mercer, the Company's Chairman and Chief Executive Officer, has agreed to purchase the Jeffrey Wright Warrant upon the closing of the Offering for $2.0 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will exercise the Jeffrey Wright Warrant immediately following such purchase. Upon the repurchase by the Company of the Donald Wright Warrant, the Wright Agreement will be terminated in its entirety, and no further payments will be made. In connection with the repurchase and cancellation of the Donald Wright Warrant, the Company expects to receive a tax benefit asset of approximately $7.0 million. The benefit from this asset will be realized as cash savings by offsetting income taxes otherwise payable on future taxable income. The tax benefit will have no effect on the Company's income statement currently or for any future period; however, the tax benefit will be reflected as additional paid-in capital on the Company's balance sheet.


     In connection with offering related transactions, the Company will incur non-recurring, non-cash expenses in the quarter in which the Company completes the Offering totaling approximately $19.8 million (assuming an initial public offering price of $13.00 per share). Approximately $15.0 million of such $19.8 million results from the termination of certain Stock Purchase Agreements between the Company and seven executive officers, pursuant to which the executive officers purchased an aggregate of 1,484,908 Common Shares. In addition, if the initial public offering price is less than $12.95 per share, the Company will incur an additional non-recurring expense in the fiscal quarter in which the Company completes the Offering in connection with the repurchase and cancellation of the Donald Wright Warrant and the purchase of the Jeffrey Wright Warrant equal to the difference between $12.95 and the initial public offering price multiplied by 2,650,764, the number of Common Shares underlying the Wright Warrants.


     The   Company's   principal  executive   offices   are  located   at  3939
 International Gateway, Columbus, Ohio 43219 and its telephone number is (614) 237-9777.

                                  THE OFFERING

Common Shares offered.......................  5,600,000
Common Shares to be outstanding after the
 Offering...................................  11,477,835(1)
Use of proceeds.............................  To repay certain indebtedness incurred in connection with the payment of undistributed S
                                              Corporation earnings to the Company's existing
                                              shareholders, to repurchase and cancel the
                                              Donald Wright Warrant and to repay certain
                                              bank indebtedness. See "Use of Proceeds,"
                                              "Certain Relationships and Related Party
                                              Transactions" and "Prior S Corporation
                                              Status."
Proposed Nasdaq National Market symbol......  ANSY

 --------------------------
 (1) Does not include 1,150,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan."

                                  RISK FACTORS

     Any investment in the Common Shares offered hereby involves a high degree of risk. For a discussion of certain risks of an investment in the Common Shares offered hereby, see "Risk Factors" on pages 8 through 11.

                             SUMMARY FINANCIAL DATA
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                 YEAR ENDED SEPTEMBER 30,               SIX MONTHS ENDED MARCH 31,
                                       --------------------------------------------  ---------------------------------
                                                                         PRO FORMA                          PRO FORMA
                                         1993       1994       1995       1995(1)      1995       1996       1996(1)
                                       ---------  ---------  ---------  -----------  ---------  ---------  -----------
INCOME STATEMENT DATA:
  Revenues...........................  $  58,590  $  63,446  $  67,462   $  67,462   $  32,452  $  35,509   $  35,509
  Air transportation expenses........     43,437     44,570     46,111      46,111      22,652     24,604      24,604
  Fixed based operations.............      1,150      1,081        956         956         446        390         390
  Selling, general, administrative
   (2)...............................      3,927      3,788      3,405       3,405       1,656      2,238       2,238
  Executive compensation (3).........      2,985      4,883      6,587       3,000       2,997      3,120       1,500
  Wright Agreement expenses (4)......      1,339      1,813      2,328      --           1,207        728      --
                                       ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Income from operations.............      5,752      7,311      8,075      13,990       3,494      4,429       6,777
  Interest expense...................      1,123      1,093      1,452         308         611        736         180
                                       ---------  ---------  ---------  -----------  ---------  ---------  -----------
  Net income.........................  $   4,629  $   6,218  $   6,623               $   2,883  $   3,693
                                       ---------  ---------  ---------               ---------  ---------
                                       ---------  ---------  ---------               ---------  ---------
PRO FORMA DATA:
  Income before taxes................                                       13,682                              6,597
  Taxes on income....................                                        5,472                              2,639
                                                                        -----------                        -----------
  Net income.........................                                    $   8,210                          $   3,958
                                                                        -----------                        -----------
                                                                        -----------                        -----------
  Net income per common share........                                    $    0.72                         $     0.34
                                                                        -----------                        -----------
                                                                        -----------                        -----------
  Pro forma weighted average common
   shares outstanding (in thousands)
   (5)...............................                                       11,478                             11,478
OTHER OPERATING DATA:
  Number of aircraft (end of
   period)...........................         70         73         78          78          74         81          81
  On-time performance (6)............       97.6%      96.4%      97.7%       97.7 %      97.0%      94.9%       94.9 %
  EBITDA (7).........................  $  11,614  $  13,644  $  15,429  $   21,344   $   6,971  $   8,585  $   10,933
  Cash flows provided by (used in):
    Operating activities.............     10,810     14,722     15,310      14,008       6,524      8,025       6,763
    Investing activities.............     (8,248)   (12,814)   (14,223)    (14,223 )    (6,230)    (5,437)     (5,437 )
    Financing activities.............     (2,551)    (2,000)    (1,107)       (783 )      (549)    (2,824)     (2,540 )



                                                                                      MARCH 31, 1996
                                                                        -------------------------------------------
                                                                                                       PRO FORMA
                                                                         ACTUAL     PRO FORMA(8)    AS ADJUSTED(9)
                                                                        ---------  ---------------  ---------------
BALANCE SHEET DATA:
  Working capital.....................................................  $     656     $     940        $   7,169
  Net property and equipment..........................................     34,082        34,082           34,082
  Total assets........................................................     52,651        57,339           57,339
  Total debt..........................................................     17,531        40,531            3,639
  Shareholders' equity................................................     23,036         6,264           43,156


 --------------------------------

 (1) Adjusted  to  reflect  the  following pro  forma  adjustments  as  if  the transactions had been completed as of the beginning of the periods indicated: (i) the reduction of compensation expense payable to the Company's executive officers; (ii) the reduction of costs in connection with the termination of the Stock Purchase Agreements and the Deferred Compensation Agreements; (iii) the elimination of non-competition payments and the elimination of amortization expense associated with the Wright covenant not to compete asset, both of which are related to the termination of the Wright Agreement; (iv) the reduction in interest expense related to the repayment of existing debt from the proceeds of the Offering; and (v) the recording of federal and state income taxes as if the Company had been a C Corporation during each such period. See "Selected Unaudited Condensed Pro Forma Financial Data," "Certain Relationships and Related Party Transactions," "Prior S Corporation Status," "Offering Related Transactions" and Note 12 of the Notes to the Company's Financial Statements.



     The Income Statement Data do not reflect significant non-recurring charges totaling approximately $19.8 million that will be incurred at the time of the Offering. These charges include non-cash expenses of approximately $15.0 million (assuming an initial public offering price of $13.00 per share) in connection with the termination of the Stock Purchase Agreements and $2.6 million relating to the write-off of the covenant not to compete asset in connection with the termination of the Wright Agreement. The $15.0 million expense will result in a corresponding increase in additional paid-in capital but no change in total shareholders' equity. In addition, the Company will record a deferred tax expense of $2.1 million as a result of the termination of the Company's S Corporation status. In addition, if the initial public offering price is less than $12.95 per share, the Company will incur an additional non-recurring expense in the fiscal quarter in which the Company completes the Offering in connection with the repurchase and cancellation of the Donald Wright Warrant and the purchase of the Jeffrey Wright Warrant equal to the difference between $12.95 and the initial public offering price multiplied by 2,650,764. See "Offering Related Transactions" and "Prior S Corporation Status."

 (2) Excludes executive compensation and expenses related to the Wright Agreement, which expenses appear separately in this presentation.


 (3) Except for the pro forma periods, includes executive compensation and expenses associated with the Stock Purchase Agreements and the Deferred Compensation Agreements. See "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements" and "-- Deferred Compensation Agreements." Data for pro forma periods ended September 30, 1995 and March 31, 1996 assume the Company's revised compensation arrangements and the payment of 100% of the potential bonuses under such arrangements. See "Management -- Compensation of Executive Officers."


 (4) Includes annual non-competition payments and amortization expenses in connection with the Wright Agreement and the associated Wright covenant not to compete asset.

 (5) The pro forma weighted average common shares outstanding is based on the weighted average common shares outstanding, using the treasury stock method, for the applicable period, as adjusted for the 5,600,000 Common Shares to be issued by the Company in the Offering, the net proceeds of which will be used to repay debt, to repurchase and cancel the Donald Wright Warrant and to fund planned distributions to existing shareholders.

 (6) On-time performance is defined as the annualized percentage of times  that
     the   Company's  U.S.  Check-Registered   Trademark-  division  meets  its
     customers' delivery requirements.


 (7) "EBITDA" is defined as net income before interest expense, taxes on income, depreciation and amortization. EBITDA should not be construed as an alternative to income from operations or cash flows from operating activities (each as determined in accordance with generally accepted accounting principles).



 (8) Adjusted to reflect the following pro forma transactions as if they had occurred on March 31, 1996: (i) distributions of the AAA Notes to existing shareholders from the AAA account in the amount of $23.0 million; (ii) the recognition of a net deferred tax liability of $2.1 million resulting from the termination of the Company's S Corporation status; (iii) the termination of the Stock Purchase Agreements and the Deferred Compensation Agreements and the elimination of a $3.7 million liability associated therewith; (iv) the repayment of notes receivable from existing shareholders of $0.3 million; and (v) the termination of the Wright Agreement, the write-off of the covenant not to compete asset of $2.6 million and the recording of a related tax benefit asset of $7.0 million. See "Selected Unaudited Condensed Pro Forma Financial Data," "Certain Relationships and Related Party Transactions," "Prior S Corporation Status," "Offering Related Transactions" and Note 12 of the Notes to the Company's Financial Statements.


 (9) Adjusted to reflect the Offering (assuming an initial public offering price of $13.00 per share) and the use of the net proceeds therefrom after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. See "Use of Proceeds."

                                  RISK FACTORS

    ANY INVESTMENT IN THE COMMON SHARES BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING ANY INVESTMENT IN THE COMMON SHARES.

COMPETITION

    The market for scheduled air and ground delivery service is highly competitive. The Company's U.S. Check-Registered Trademark-division competes primarily against the Federal Reserve's ITS, which has significantly greater financial and other resources than the Company. The Federal Reserve is regulated by the Monetary Control Act of 1980 (the "Monetary Control Act"), which in general requires that the Federal Reserve price its services on a cost basis plus a set percentage private market adjustment. Failure by the Federal Reserve to comply with the Monetary Control Act could have an adverse competitive impact on the Company. In addition, there can be no assurance that the Monetary Control Act will not be amended, modified or repealed, or that new legislation affecting the Company's business will not be enacted. Although the entrance of such major participants in the next-day and second-day air delivery market as United Parcel Service ("UPS") and Federal Express Corporation ("FedEx") into the business of same-day and early morning delivery has not had a material adverse effect on the Company's business to date, there can be no assurance that these competitors will not have such an effect in the future. See "Business -- Competition."

INTEREST RATE FLUCTUATIONS

    The value of the Company's canceled check transportation services to its banking customers is directly related to the federal funds rate, which is determined by the Federal Reserve and represents the rate of interest that banks can earn on timely delivered shipments of canceled checks. If the federal funds rate were to drop to historically low levels, the resulting diminution in the value of the Company's services to its banking customers could adversely affect the Company's business. See "Industry Overview -- How Banks Clear and Settle Canceled Bank Checks."

BANKING INDUSTRY CONSOLIDATION


    The banking industry, including commercial banks, savings banks and Federal Reserve banks, represents the Company's largest category of customers, accounting for approximately 86% of the Company's revenues in fiscal 1995. The prevalent trend in the banking industry over the past several years has been consolidation. The number of banks in the U.S. has decreased by approximately 25% since 1987, as banks have acquired and merged with each other. As the number of banks decreases, the Company may become increasingly dependent on certain of its customers. Although such consolidation has not had a material adverse impact on the Company's business to date, there can be no assurance that the consolidation trend will not have an adverse effect on the Company's business in the future.


TECHNOLOGY

    Some analysts have predicted that the increased use of electronic funds transfers will lead to a "checkless society," which could adversely affect demand for the Company's delivery services to the financial services industry. In addition, some banking industry analysts have predicted the development of various forms of imaging technology that could reduce or eliminate the need for prompt delivery of canceled checks. Similarly, technological advances in the nature of "electronic mail" and "telefax" have affected the demand for on-call delivery services by small package delivery customers. While none of these technological advances has had any significant adverse impact on the Company's business to date, there can be no assurance that these or similar technologies, or other regulatory or technological changes in the check clearance and national payments systems, will not have an adverse effect on the Company's business in the future.

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

    One of the Company's business strategies is to increase its revenues, earnings and market share through the acquisition of companies that will complement its existing operations or provide it with an entry into markets it does not currently serve. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business and the risk of inadequate integration. There can be no assurance that suitable acquisition candidates will be available, that the Company will be able to acquire or profitably manage such additional companies or that future acquisitions will produce returns that justify the investment. In addition, the Company may compete for acquisition and expansion opportunities with companies that have significantly greater resources than the Company. See "Business -- Business Strategy."

    The Company currently intends to finance future acquisitions by using Common Shares for all or a portion of the consideration to be paid, which may result in substantial dilution to the purchasers of the Common Shares offered hereby. In the event that the Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept the Common Shares as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition strategy. If the Company does not have sufficient cash resources, its growth could be limited and its existing operations could be impaired unless it is able to obtain additional capital through subsequent debt or equity financings. There can be no assurance that the Company will be able to obtain such financing or that, if available, such financing will be on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

INDEPENDENT OWNER/OPERATORS

    From time to time, federal and state authorities, including the Internal Revenue Service, have sought to assert, and at times have successfully asserted, that independent owner/operators in the transportation industry are employees rather than independent contractors, thus requiring the payment of payroll and related taxes. The Company believes that the independent contractors utilized by the Company are not employees under existing interpretations of federal and state laws. However, there can be no assurance that federal and/or state authorities will not challenge this position, or that laws or regulations, including tax laws, or interpretations thereof, will not change. If these independent contractors should be deemed to be employees of the Company, the Company would be required to pay for and administer added benefits to them. As a result, the Company's operating costs would increase. Additionally, the Company could be liable for additional taxes, penalties and interest for prior periods and additional taxes for future periods, which could have a material adverse effect on the Company's business. See "Business -- Operations."

DEPENDENCE ON KEY PERSONNEL

    The Company's operations are dependent on the continued efforts of its executive officers and on its senior management, particularly Gerald G. Mercer, the Company's President and Chief Executive Officer, and Eric P. Roy, the Company's Executive Vice President, Chief Financial Officer and Chief Operating Officer. If the executive officers of the Company become unable or decide not to continue in their present positions, or if a material number of such senior management fail to continue with the Company and the Company is unable to attract and retain other skilled associates, the Company's business could be adversely affected. The Company does not have an employment agreement with any of its executive officers. See "Management."

DEPENDENCE ON KEY SUPPLIER

    The Company currently utilizes the services of Garrett Aviation exclusively for major period inspections and core overhauls of its 30-series Learjets. This reliance upon a sole supplier involves several risks, including a risk of the unavailability of these services and a reduced control of pricing and completion times for such services. Failure to receive such services from Garrett Aviation or an alternate supplier on a timely basis or a substantial increase in the price of such services could have an adverse effect on the Company's business. See "Business -- Operations -- Flight Operations -- Aircraft Maintenance."


PERMITS AND LICENSING; REGULATION


    The Company's delivery operations are subject to various federal, state and local regulations that in many instances require permits and licenses. Failure by the Company to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or possible revocation of the Company's authority to conduct certain of its operations. Furthermore, acquisitions by the Company could be impeded by delays in obtaining approvals for the transfer of permits or licenses, or failure to obtain such approvals. See "Business -- Regulation."


    The Company's flight operations are regulated by the Federal Aviation Administration (the "FAA") under Part 135 of the Federal Aviation Regulations. Among other things, these regulations govern permissible flight and duty time for aviation flight crews. The FAA is currently contemplating certain changes in flight and duty time guidelines, which, if adopted, could increase the Company's operating costs. These changes, if adopted, could also require the Company and other operators regulated by the FAA to hire additional flight crew personnel. No changes of this nature have been adopted at this time. In addition, Congress, from time to time, has considered various means, including excise taxes, to raise revenues directly from the airline industry to pay for air traffic control facilities and personnel. If such an excise tax or other charge were implemented, the Company's operating costs could increase.



BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS



    The Company intends to use a portion of the net proceeds of the Offering to repay the AAA Notes (as defined below) in an aggregate principal amount estimated to be $23.0 million at the time of the Offering to the Company's existing shareholders. The principal amount of the AAA Notes will be approximately equal to the accumulated earnings of the Company on which taxes either have been paid or are payable by the existing shareholders. See "Prior S Corporation Status." In addition, the Offering will provide the existing shareholders with liquidity through the creation of a public market. See "Shares Eligible for Future Sale."



    The Company is obligated to repurchase the Donald Wright Warrant upon the closing of the Offering for $29.9 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will use a portion of the net proceeds of the Offering for such repurchase. Upon such repurchase, Donald W. Wright, Sr. will no longer own any equity interest in the Company, and the Wright Agreement will be terminated. See "Certain Relationships and Related Party Transactions -- Wright Agreement" and "-- Wright Warrants."


SIGNIFICANT VOTING CONTROL OF DIRECTORS AND EXECUTIVE OFFICERS

    Gerald G. Mercer, the Company's Chairman, President and Chief Executive Officer, will beneficially own approximately 38.3% of the outstanding Common Shares upon the closing of the Offering (or 35.7% if the Underwriters' over-allotment option is exercised in full). The other directors and executive officers as a group will beneficially own an additional 12.9% of the outstanding Common Shares upon the closing of the Offering (or 12.1% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Mercer will have significant voting power with respect to, and in conjunction with the other directors and executive officers may be able to control, the election of the Board of Directors of the Company and, in general, the determination of the outcome of the various matters submitted to the shareholders for approval. Although there are no formal shareholder arrangements with respect to voting for the election of directors or other matters, there can be no assurance that Mr. Mercer and the other directors and executive officers will not vote their Common Shares in the same manner with respect to such elections or matters submitted to shareholders for approval. See "Principal Shareholders" and "Description of Capital Stock."

DILUTION


    Purchasers of the Common Shares offered hereby will experience an immediate and substantial dilution of $9.29 in the net tangible book value per share of their investment (assuming an initial public offering price of $13.00 per share). In the event the Company issues additional Common Shares in the future, including Common Shares that may be issued in connection with future acquisitions, purchasers of Common Shares in this Offering may experience further dilution in the net tangible book value per share of the Common Shares. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE IMPACT ON MARKET PRICE

    Sales of a substantial number of Common Shares in the public market following the Offering, or the perception that such sales could occur, could have an adverse effect on the price of the Common Shares and may make it more difficult for the Company to sell Common Shares in the future at times and for prices that it deems appropriate. The Company and all of the directors and executive officers of the Company have agreed, subject to certain exceptions, not to offer, sell, contract to sell, transfer or otherwise encumber or dispose of, directly or indirectly, any Common Shares, or securities convertible into or exchangeable for Common Shares, for a period of 180 days from the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc., in its sole discretion, and at any time without prior notice, may release all or any portion of the Common Shares subject to the lock-up agreements described herein. When such lock-up restrictions lapse, the Common Shares may be sold in the public market or otherwise disposed of in compliance with the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL OFFERING PRICE, VOLATILITY OF
 COMMON SHARES PRICE

    Prior to the Offering, there has been no public market for the Common Shares. Although the Company has made application for listing the Common Shares for quotation on The Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Shares will be determined by negotiations among the Company and the Managing Underwriters (as defined herein) and may not be indicative of the market price of the Common Shares after completion of the Offering. The price of the Common Shares in the future may be volatile. A variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors, could result in wide fluctuations in the price of the Common Shares. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

POTENTIAL ANTI-TAKEOVER EFFECT AND POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF
 CERTAIN CHARTER AND CODE OF REGULATIONS PROVISIONS AND THE OHIO GENERAL CORPORATION LAW

    Certain provisions of the Company's Articles of Incorporation and Code of Regulations and of the Ohio Revised Code (the "Ohio GCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for the Common Shares. Among other things, these provisions (i) require certain supermajority votes; and (ii) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings.

    Pursuant to the Company's Articles of Incorporation, upon the closing of the Offering, the Board of Directors of the Company will have authority to issue up to 10,000,000 preferred shares without further shareholder approval. Such preferred shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to the Common Shares. Issuance of preferred shares could result in the dilution of the voting power of the Common Shares, adversely affect holders of the Common Shares in the event of liquidation of the Company or delay, defer or prevent a change in control of the Company.

    In addition, Section 1701.831 of the Ohio GCL contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation at any of three ownership thresholds: 20%, 33 1/3% and 50%; and Chapter 1704 of the Ohio GCL contains provisions that restrict certain business combinations and other transactions between an Ohio corporation and interested shareholders. See "Description of Capital Stock -- Potential Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law."

                           PRIOR S CORPORATION STATUS

    In July 1988, the Company elected to be treated as an S Corporation under subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") for federal income tax purposes and comparable state tax laws. As a result of the S Corporation election, the Company's shareholders have been taxed directly on the Company's income, whether or not such income was distributed, and the Company has not been subject to federal income tax at the corporate level.

    Since July 1988, the Company has made periodic distributions to its shareholders. The balance of taxed or taxable accumulated earnings which have not been distributed is reflected in an "accumulated adjustments account" (the "AAA account"). In connection with the Offering, the Company's S Corporation status will terminate and the Company will make a distribution of promissory notes (the "AAA Notes") in an aggregate principal amount estimated to be $23 million at the time of the Offering to its existing shareholders from the AAA account. The aggregate principal amount of the AAA Notes will be approximately equal to the undistributed earnings in the AAA account on which the shareholders either have paid or will be required to pay income taxes. A portion of the proceeds of the Offering will be used to repay the AAA Notes. See "Use of Proceeds."

                         OFFERING RELATED TRANSACTIONS

    In addition to the termination of the Company's S Corporation status and the distribution of the AAA Notes described above, the following transactions will occur in connection with the Offering:

TERMINATION OF STOCK PURCHASE AGREEMENTS WITH EXISTING SHAREHOLDERS

    On April 1, 1994, the Company entered into Stock Purchase Agreements with seven executive officers, pursuant to which these executive officers purchased an aggregate of 1,484,908 Common Shares for an aggregate purchase price of approximately $364,000, which was paid by the delivery of promissory notes. Upon the closing of the Offering, the Stock Purchase Agreements will be terminated, and the promissory notes will be paid. See "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements."


    The Stock Purchase Agreements have resulted in expenses of $2.3 million and $1.3 million for the year ended September 30, 1995, and the six months ended March 31, 1996, respectively, which expenses will cease upon the termination of the Stock Purchase Agreements in connection with the Offering. The Company's pro forma income statements have been adjusted accordingly. The anticipated repayment by the seven executive officers of the Stock Purchase Agreement notes in the remaining aggregate principal amount of $284,000 will result in a decrease in notes receivable and a corresponding increase in cash, as reflected in the Company's pro forma balance sheet at March 31, 1996. In addition, the distribution of the AAA Notes will eliminate the $1.7 million liability relating to the Stock Purchase Agreements. The elimination of this liability has been reflected in the Company's pro forma balance sheet at March 31, 1996. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.


    In addition, as a result of the termination of the Stock Purchase Agreements, the Company will incur a non-recurring, non-cash expense estimated to be $15.0 million (assuming an initial public offering price of $13.00 per share) in the fiscal quarter in which the Offering is closed. This expense will result in a corresponding increase in additional paid-in capital, but no change in total shareholders' equity. This expense is not tax deductible and represents the portion of the distribution of the AAA Notes to the seven executive officers not previously recorded as compensation expense plus the difference between the net offering price and the net book value of the 1,484,908 shares on the date the Stock Purchase Agreements are terminated. This accounting treatment is required since the stock purchase plan is being accounted for in a manner similar to a variable stock option plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TERMINATION OF DEFERRED COMPENSATION AGREEMENTS WITH EXISTING SHAREHOLDERS

    Between 1986 and 1991, the Company entered into Deferred Compensation Agreements with seven executive officers, pursuant to which the Company is obligated to pay these executive officers deferred compensation equal in each case to a percentage of the increase in the Company's net book value. In connection with the Offering and the distribution of the AAA Notes, the seven executive officers have agreed to forego their remaining deferred compensation payments in the aggregate amount of $2.0 million and to terminate the Deferred Compensation Agreements upon the closing of the Offering. See "Certain
Relationships  and   Related  Party   Transactions  --   Deferred   Compensation
Agreements."


    The Deferred Compensation Agreements have resulted in expenses of $0.3 million and $0.1 million for the year ended September 30, 1995, and the six months ended March 31, 1996, respectively, which expenses will cease upon termination of the Deferred Compensation Agreements in connection with the Offering. The Company's pro forma income statements have been adjusted accordingly. The elimination of the liability associated with the Deferred Compensation Agreements will result in an increase of $2.0 million in shareholders' equity on the Company's pro forma balance sheet at March 31, 1996. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.


REDUCTION IN EXECUTIVE OFFICER COMPENSATION

    Following the closing of the Offering, the Company expects to restructure the compensation arrangements with its executive officers. See "Management -- Compensation of Executive Officers." The reduction of compensation expense for executive officers will result in an adjustment to the Company's pro forma income statement of

$1.0 million and $0.2 million for the year ended September 30, 1995, and the six months ended March 31, 1996, respectively. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.


TERMINATION OF THE WRIGHT AGREEMENT

    In 1988, in consideration for the agreement of WIE and Donald W. Wright, Sr. not to compete with the Company, the Company entered into the Wright Agreement, which, as amended, provides for annual payments, tied to the cash flows and debt to equity ratio of the Company, to Donald Wright and certain designees. Upon the repurchase by the Company of the Donald Wright Warrant, the Wright Agreement will be terminated in its entirety, and no further payments will be made. See "Certain Relationships and Related Party Transactions -- Wright Agreement."


    The termination of the Wright Agreement will result in an adjustment to the Company's pro forma income statement of $2.1 million and $0.6 million for the year ended September 30, 1995, and the six months ended March 31, 1996, respectively. Elimination of amortization expense in connection with the write-off of the covenant not to compete asset related to the Wright Agreement will result in an additional adjustment to the Company's pro forma income statement of $0.3 million and $0.1 million for the year ended September 30, 1995, and the six months ended March 31, 1996, respectively. In addition, the write-off of the covenant not to compete asset will result in a decrease of $2.6 million in shareholders' equity on the Company's pro forma balance sheet at March 31, 1996, and a corresponding non-cash expense in the fiscal quarter in which the Offering is closed. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.


PURCHASE OF WRIGHT WARRANTS


    In further consideration for the agreement by WIE and Donald Wright not to compete with the Company, the Company issued the Wright Warrants to Donald Wright and Jeffrey Wright. The Wright Warrants entitle the Wright Trust (as defined below), as assignee of Donald Wright, and Jeffrey Wright to purchase an aggregate of 2,650,764 Common Shares for an aggregate exercise price of $3,200 at any time on or after the closing of the Offering. The Company has agreed to repurchase the Donald Wright Warrant upon the closing of the Offering for $29.9 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will cancel the Donald Wright Warrant upon its repurchase. Gerald G. Mercer has agreed to purchase the Jeffrey Wright Warrant upon the closing of the Offering for $2.0 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will exercise the Jeffrey Wright Warrant immediately following such purchase. See "Certain Relationships and Related Party Transactions -- Wright Warrants."


    In connection with the repurchase and cancellation of the Donald Wright Warrant and the corresponding tax treatment, the Company will realize a related tax benefit asset estimated to be $7.0 million. The benefit from this asset will be realized as cash savings by offsetting income taxes otherwise payable on future taxable income. The tax benefit will have no effect on the Company's income statement currently or for any future period; however, the tax benefit will be reflected as additional paid-in capital on the Company's balance sheet. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.

NON-RECURRING EXPENSES


    In connection with the termination of the Stock Purchase Agreements, the Company will incur a non-recurring, non-cash expense estimated to be $15.0 million (assuming an initial public offering price of $13.00 per share) in the fiscal quarter in which the Offering is closed. In connection with the termination of the Wright Agreement, the Company will expense $2.6 million as a result of the write-off of the covenant not to compete asset. In connection with the termination of the Company's S Corporation status, the Company will incur a deferred income tax expense of $2.1 million. In addition, if the initial public offering price is less than $12.95 per share, the Company will incur an additional non-recurring expense in the fiscal quarter in which the Company completes the Offering in connection with the repurchase and cancellation of the Donald Wright Warrant and the purchase of the Jeffrey Wright Warrant equal to the difference between $12.95 and the initial public offering price multiplied by 2,650,764.

NEW CREDIT AGREEMENT


    Simultaneously with the closing of the Offering, the Company will enter into a $50.0 million, five-year, unsecured revolving credit agreement (the "New Credit Agreement"). The Company has received a commitment from NBD Bank, the agent and sole lender under the Existing Credit Agreement (as defined below), to act as agent and underwriter under the New Credit Agreement. The closing of the Offering will be conditioned upon the concurrent closing of the New Credit Agreement. See "Description of Certain Indebtedness -- New Credit Agreement."


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 5,600,000 Common Shares offered hereby (assuming an initial public offering price of $13.00 per share) after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering are estimated to be $66.8 million (approximately $77.0 million if the Underwriters' over-allotment option is exercised in full). Of the net proceeds to be received by the Company, (i) approximately $23.0 million will be used to repay the outstanding principal amount of the AAA Notes, (ii) $29.9 million will be used to repurchase and cancel the Donald Wright Warrant and (iii) approximately $13.9 million will be used to repay outstanding indebtedness under the Existing Credit Agreement which bore interest at the weighted average rate of 7.4% on March 31, 1996, and matures at various dates between December 31, 1996 and May 1, 2000. See "Prior S Corporation Status," "Certain Relationships and Related Party Transactions -- Wright Warrants" and "Description of Certain Indebtedness -- Existing Credit Agreement."


    The repayment of the AAA Notes described above is being made in connection with the Company's distribution from its AAA account to its existing shareholders of an amount approximately equal to the undistributed earnings in the AAA account on which the shareholders either have paid or will be required to pay income taxes up to the time of the termination of the Company's S Corporation status. See "Prior S Corporation Status."


    Following the closing of the Offering and of the $50.0 million New Credit Agreement, the Company anticipates that it will have approximately $3.6 million drawn down and approximately $28.2 million in additional funds available under such New Credit Agreement, which funds may be used for general corporate purposes, including to finance acquisitions of additional aircraft, as well as acquisitions of companies that will complement the Company's existing operations or provide it with an entry into new markets. Although, from time to time, the Company has had discussions with various companies regarding possible
acquisition,  the  Company  currently  does  not  have  any  definitive   plans,
arrangements or understandings, whether written or oral, with any company regarding an acquisition. See "Description of Certain Indebtedness -- New Credit Agreement" and "Business -- Business Strategy."


                                DIVIDEND POLICY


    The Company anticipates that, after payment of the S Corporation distributions to existing shareholders and the termination of the Company's S Corporation status in connection with the Offering, any future earnings will be retained to finance the Company's operations and for the growth and development of its business. See "Prior S Corporation Status." Accordingly, the Company does not currently anticipate paying cash dividends on its Common Shares in the foreseeable future. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends, and other factors the Board of Directors deems relevant. The Company's New Credit Agreement effectively will prohibit the Company from paying cash dividends on its Common Shares in excess of 50% of Net Income (as defined therein). See "Description of Certain Indebtedness -- New Credit Agreement."

                                 CAPITALIZATION


    The following table sets forth the current portion of long-term debt and capitalization of the Company as of March 31, 1996 on an actual basis, pro forma as of such date to reflect the transactions set forth in note (1) hereto and pro forma as adjusted as of such date to reflect the transactions set forth in note
(1) hereto and the sale of the 5,600,000 Common Shares offered hereby (assuming an initial public offering price of $13.00 per share) and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. See "Use of Proceeds." This table should be read in conjunction with the Financial
Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus.



                                                                              MARCH 31, 1996
                                                                  --------------------------------------
                                                                                             PRO FORMA
                                                                   ACTUAL    PRO FORMA(1)   AS ADJUSTED
                                                                  ---------  -------------  ------------
                                                                          (DOLLARS IN THOUSANDS)
Current portion of long-term debt...............................  $   6,229   $     6,229    $   --
                                                                  ---------  -------------  ------------
                                                                  ---------  -------------  ------------
Long-term debt, less current portion (2)........................  $  11,302   $    34,302    $    3,639
Shareholders' equity:
  Preferred Shares, $.01 par value; 10,000,000 shares
   authorized; no shares issued and outstanding.................     --           --             --
  Common Shares, $.01 par value; 40,000,000 shares authorized;
   5,710,608 shares issued and outstanding (actual); 5,877,835 shares issued and outstanding (pro forma); 11,477,835 shares
   issued and outstanding (as adjusted) (3).....................         57            59           115
  Additional paid-in capital....................................        350        21,205        58,041
  Retained earnings (deficit)...................................     22,913       (15,000)      (15,000)
  Notes receivable from shareholders............................       (284)      --             --
                                                                  ---------  -------------  ------------
    Total shareholders' equity..................................     23,036         6,264        43,156
                                                                  ---------  -------------  ------------
    Total capitalization........................................  $  34,338   $    40,566    $   46,795
                                                                  ---------  -------------  ------------
                                                                  ---------  -------------  ------------


- ------------------------

(1) Assumes the following transactions occurred as of March 31, 1996: (i) distributions to existing shareholders from the AAA account in the amount of $23.0 million in AAA Notes; (ii) the recognition of a net deferred tax liability of $2.1 million resulting from the termination of the Company's S Corporation status; (iii) the termination of the Stock Purchase Agreements and the Deferred Compensation Agreements and the elimination of $3.7 million of liability associated therewith; (iv) the repayment of notes receivable from existing shareholders of $0.3 million; (v) the termination of the Wright Agreement, the write-off of the covenant not to compete asset of $2.6 million and the recording of a related tax benefit asset of $7.0 million;
    (vi) the reclassification of the remaining undistributed earnings of the Company prior to becoming a C Corporation from retained earnings to additional paid-in capital; and (vii) the recording of the $15.0 million non-cash expense, with the corresponding increase to additional paid-in capital, resulting from the termination of the Stock Purchase Agreements. See "Selected Unaudited Condensed Pro Forma Financial Data," "Certain Relationships and Related Party Transactions," "Prior S Corporation Status," "Offering Related Transactions" and Note 12 of the Notes to the Company's Financial Statements.


(2) See Note 4 of Notes to Financial Statements for a description of the Company's long-term debt.

(3) Excludes 1,150,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan."

                                    DILUTION


    The net tangible book value of the Company as of March 31, 1996, was $19.8 million, or $3.47 per Common Share outstanding. Net tangible book value per Common Share represents total tangible assets of the Company less total liabilities, divided by the number of Common Shares outstanding. After giving effect to the adjustments described under "Offering Related Transactions," the pro forma net tangible book value as of March 31, 1996 would have been approximately $5.7 million, or $0.96 per share. After giving further effect to the Offering (assuming an initial public offering price of $13.00 per share) and the application of the net proceeds to the Company therefrom after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering; the pro forma net tangible book value of the Company at March 31, 1996, would have been $42.6 million or $3.71 per share, representing an immediate increase in net tangible book value of $2.75 per share to existing shareholders and an immediate dilution of $9.29 per share to new investors in the Common Shares offered hereby. See "Prior S Corporation Status" and "Use of Proceeds." The following table illustrates the resulting dilution with respect to the Common Shares offered hereby:



Assumed public offering price per share.....................             $   13.00
Net tangible book value per share as of March 31, 1996......  $    3.47
Adjustment in net tangible book value per share attributable
 to Offering Related Transactions (1).......................      (2.51)
                                                              ---------
Pro forma net tangible book value per share.................       0.96
                                                              ---------
Increase in net tangible book value per share attributable
 to the Offering............................................       2.75
Pro forma net tangible book value per share after the
 Offering...................................................                  3.71
                                                                         ---------
Dilution per share to new investors.........................             $    9.29
                                                                         ---------
                                                                         ---------


- ------------------------
(1) See "Offering Related Transactions."


    The following table summarizes, on a pro forma basis as of March 31, 1996, the number of Common Shares purchased from the Company, the aggregate net consideration paid and the average price per share paid by the existing shareholders and by new investors purchasing Common Shares in the Offering without giving effect to estimated underwriting discounts and expenses of the Offering, and assuming an initial public offering price of $13.00 per share:


                                       SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                   -------------------------  --------------------------     PRICE
                                      NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                   ------------  -----------  -------------  -----------  -----------
Existing shareholders............     5,877,835        51.2%  $     364,583         0.5%   $    0.06
New investors....................     5,600,000        48.8      72,800,000        99.5        13.00
                                   ------------       -----   -------------       -----
    Total........................    11,477,835       100.0%  $  73,164,583       100.0%
                                   ------------       -----   -------------       -----
                                   ------------       -----   -------------       -----

                            SELECTED FINANCIAL DATA


    The selected financial data presented below as of and for each of the years in the five-year period ended September 30, 1995, have been derived from the Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The selected financial data set forth below for the Company as of and for the six months ended March 31, 1995 and 1996 have been derived from unaudited financial statements of the Company that have been prepared on the same basis as the audited Financial Statements and include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for the six-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1996. The selected financial data presented below should be read in conjunction with the more detailed information contained in the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.



                                                                                                      SIX MONTHS
                                                        YEAR ENDED SEPTEMBER 30,                   ENDED MARCH 31,
                                          -----------------------------------------------------  --------------------
                                            1991       1992       1993       1994       1995       1995       1996
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:
  Air transportation:
    Check delivery......................  $  46,924  $  49,000  $  49,358  $  54,047  $  58,264  $  27,960  $  30,570
    Small package delivery..............      6,975      7,719      7,967      8,241      8,192      3,973      4,460
  Fixed base operations.................      1,274      1,335      1,265      1,158      1,006        519        479
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             55,173     58,054     58,590     63,446     67,462     32,452     35,509
Costs and expenses:
  Air transportation:
    Wages and benefits..................      6,160      6,890      7,594      8,186      9,195      4,557      4,876
    Aircraft fuel.......................      7,699      7,331      7,151      6,958      7,445      3,599      3,875
    Aircraft maintenance................      5,361      5,134      5,427      5,721      6,034      3,075      3,291
    Aircraft leases.....................      4,058      4,766      4,405      3,260      1,043        634        379
    Ground couriers and outside
     services...........................      8,396      8,031      7,950      8,347      8,611      4,138      4,551
    Depreciation and amortization.......      4,496      5,120      5,862      6,333      7,354      3,477      4,156
    Other...............................      4,014      4,534      5,048      5,765      6,429      3,172      3,476
  Fixed base operations.................      1,270      1,217      1,150      1,081        956        446        390
  Selling, general, administrative:
    Executive compensation..............      2,257      2,530      2,738      3,285      3,952      1,835      1,719
    Other executive compensation (1)....        463        814        247      1,598      2,635      1,162      1,401
    Wright Agreement expenses (1)(2)....        963      1,240      1,339      1,813      2,328      1,207        728
    Other...............................      2,247      3,446      3,927      3,788      3,405      1,656      2,238
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total costs and expenses................     47,384     51,053     52,838     56,135     59,387     28,958     31,080
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations..................      7,789      7,001      5,752      7,311      8,075      3,494      4,429
Interest expense........................      1,857      1,240      1,123      1,093      1,452        611        736
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (3)..........................  $   5,932  $   5,761  $   4,629  $   6,218  $   6,623  $   2,883  $   3,693
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER OPERATING DATA:
Number of aircraft (end of period)......         66         68         70         73         78         74         81
On-time performance (4).................       98.2%      97.5%      97.6%      96.4%      97.7%      97.0%      94.9%
EBITDA (5)..............................  $  12,285  $  12,121  $  11,614  $  13,644  $  15,429  $   6,971  $   8,585
Cash flows provided by (used in):
    Operating activities................     11,865      9,709     10,810     14,722     15,310      6,524      8,025
    Investing activities................     (6,375)    (5,456)    (8,248)   (12,814)   (14,223)    (6,230)    (5,437)
    Financing activities................     (5,276)    (4,128)    (2,551)    (2,000)    (1,107)      (549)    (2,824)

                                                                       SEPTEMBER 30,
                                                   -----------------------------------------------------   MARCH 31,
                                                     1991       1992       1993       1994       1995        1996
                                                   ---------  ---------  ---------  ---------  ---------  -----------
BALANCE SHEET DATA:
Working capital..................................  $   2,055  $   5,348  $   6,216  $   3,390  $   1,062   $     656
Net property and equipment.......................     17,159     17,395     19,438     25,570     32,834      34,082
Total assets.....................................     33,038     33,637     35,829     42,141     49,037      52,651
Total debt.......................................     15,017     13,850     13,169     16,250     19,228      17,531
Shareholders' equity.............................     11,235     14,036     16,794     17,931     20,469      23,036


- --------------------------
(1) Certain expenses of the Company, such as executive compensation, expenses associated with the Stock Purchase Agreements and the Deferred Compensation Agreements and payments made in connection with the Wright Agreement vary based on the Company's income and/or cash flows for the relevant periods. See "Certain Relationships and Related Party Transactions."

(2) Includes annual non-competition payments and amortization expenses in connection with the Wright Agreement and the associated Wright covenant not to compete asset. See "Certain Relationships and Related Party Transactions -- Wright Agreement."

(3) Reflects the Company as an S Corporation during the periods presented. Accordingly, the Selected Financial Data do not contain a provision for income taxes. See "Prior S Corporation Status."

(4) On-time performance is defined as the annualized percentage of times that the Company's U.S. Check-Registered Trademark- division met its customers' delivery requirements.


(5) "EBITDA" is defined as net income before interest expense, taxes on income, depreciation and amortization. EBITDA should not be construed as an alternative to income from operations or cash flows from operating activities (each as determined in accordance with generally accepted accounting principles).

             SELECTED UNAUDITED CONDENSED PRO FORMA FINANCIAL DATA


    The selected unaudited condensed pro forma financial data have been derived from the historical financial statements of the Company. The unaudited pro forma income statement data for the fiscal year ended September 30, 1995 and the six months ended March 31, 1996, give effect to (i) the Company's C Corporation election and (ii) the transactions described under "Offering Related Transactions" as if such transactions had occurred at the beginning of each such period. The unaudited condensed pro forma balance sheet data give effect to such transactions and to the Offering and the use of the net proceeds therefrom after deducting estimated underwriting discounts and expenses payable by the Company as if such transactions had occurred on March 31, 1996. See "Prior S Corporation Status," "Offering Related Transactions" and "Use of Proceeds."


    THE SELECTED UNAUDITED CONDENSED PRO FORMA FINANCIAL DATA AND ACCOMPANYING NOTES SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE HEREIN. THE UNAUDITED PRO FORMA FINANCIAL DATA ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS ACTUALLY WOULD HAVE BEEN HAD THE TRANSACTIONS DESCRIBED THEREIN BEEN COMPLETED AS OF THE DATE OR AT THE BEGINNING OF THE PERIODS INDICATED, OR TO PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.


                                           YEAR ENDED SEPTEMBER 30, 1995           SIX MONTHS ENDED MARCH 31, 1996
                                      ---------------------------------------  ---------------------------------------
                                      HISTORICAL    ADJUSTMENTS    PRO FORMA   HISTORICAL    ADJUSTMENTS    PRO FORMA
                                      -----------  -------------  -----------  -----------  -------------  -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA (1):
Revenues:
  Air transportation:
    Check delivery..................   $  58,264                   $  58,264    $  30,570                   $  30,570
    Small package delivery..........       8,192                       8,192        4,460                       4,460
  Fixed base operations.............       1,006                       1,006          479                         479
                                      -----------                 -----------  -----------                 -----------
                                          67,462                      67,462       35,509                      35,509
Costs and expenses:
  Air transportation:
    Wages and benefits..............       9,195                       9,195        4,876                       4,876
    Aircraft fuel...................       7,445                       7,445        3,875                       3,875
    Aircraft maintenance............       6,034                       6,034        3,291                       3,291
    Aircraft leases.................       1,043                       1,043          379                         379
    Ground couriers and outside
     services.......................       8,611                       8,611        4,551                       4,551
    Depreciation and amortization...       7,354                       7,354        4,156                       4,156
    Other...........................       6,429                       6,429        3,476                       3,476
  Fixed base operations.............         956                         956          390                         390
  Selling, general, administrative:
    Executive compensation..........       3,952   $    (952)(2)       3,000        1,719   $    (219)(2)       1,500
    Other executive compensation....       2,635      (2,635)(3)      --            1,401      (1,401)(3)      --
    Wright Agreement expenses.......       2,328      (2,328)(4)      --              728        (728)(4)      --
    Other...........................       3,405                       3,405        2,238                       2,238
                                      -----------  -------------  -----------  -----------  -------------  -----------
Total costs and expenses............      59,387      (5,915)         53,472       31,080      (2,348)         28,732
                                      -----------  -------------  -----------  -----------  -------------  -----------
Income from operations..............       8,075       5,915          13,990        4,429       2,348           6,777
Interest expense....................       1,452      (1,144)(5)         308          736        (556)(5)         180
                                      -----------  -------------  -----------  -----------  -------------  -----------
Income before income taxes..........   $   6,623   $   7,059          13,682    $   3,693   $   2,904           6,597
                                      -----------  -------------               -----------  -------------
                                      -----------  -------------               -----------  -------------
Pro forma income taxes (6)..........                                   5,472                                    2,639
                                                                  -----------                              -----------
Pro forma net income................                               $   8,210                                $   3,958
                                                                  -----------                              -----------
                                                                  -----------                              -----------
Pro forma net income per common
 share..............................                               $    0.72                                $    0.34
                                                                  -----------                              -----------
                                                                  -----------                              -----------
Pro forma weighted average common
 shares outstanding (in thousands)
 (7)................................                                  11,478                                   11,478

                                                                        MARCH 31, 1996
                                            ----------------------------------------------------------------------
                                                            PRO FORMA                    OFFERING     PRO FORMA AS
                                            HISTORICAL     ADJUSTMENTS     PRO FORMA    ADJUSTMENTS     ADJUSTED
                                            -----------  ---------------  -----------  -------------  ------------
BALANCE SHEET DATA:
Assets:
Current assets............................   $  15,317   $      284(8)     $  15,601   $  66,794(9)   $  15,601
                                                                                         (66,794)(9)
Property, plant and equipment, net........      34,082         --             34,082        --           34,082
Intangibles, net..........................       3,200       (2,596)(10)         604        --              604
Other assets..............................          52        7,000 (10        7,052        --            7,052
                                            -----------  ---------------  -----------  -------------  ------------
Total assets..............................   $  52,651   $    4,688        $  57,339   $    --        $  57,339
                                            -----------  ---------------  -----------  -------------  ------------
                                            -----------  ---------------  -----------  -------------  ------------
Liabilities and equity:
Other current liabilities.................   $   8,432   $     --          $   8,432   $    --        $   8,432
Current portion of long-term debt.........       6,229         --              6,229      (6,229)(9)       --
                                            -----------  ---------------  -----------  -------------  ------------
Total current liabilities.................      14,661         --             14,661      (6,229)         8,432
                                            -----------  ---------------  -----------  -------------  ------------
Notes payable.............................      11,302       23,000 (11       34,302     (30,663)(9)      3,639
Deferred compensation.....................       3,652       (3,652)(12)      --            --             --
Deferred taxes............................      --            2,112 (13        2,112        --            2,112
Shareholders' equity......................      23,036      (16,772)(14)       6,264      36,892(9)      43,156
                                            -----------  ---------------  -----------  -------------  ------------
Total liabilities and equity..............   $  52,651   $    4,688        $  57,339   $    --        $  57,339
                                            -----------  ---------------  -----------  -------------  ------------
                                            -----------  ---------------  -----------  -------------  ------------


- ------------------------

 (1) The unaudited pro forma income statement data do not reflect significant non-recurring expenses which will be incurred at the time of the Offering. These expenses include non-cash expenses, with a corresponding increase in additional paid-in capital, of approximately $15.0 million (assuming an initial public offering price of $13.00 per share) in connection with the termination of the Stock Purchase Agreements and $2.6 million relating to the write-off of the covenant not to compete asset in connection with the termination of the Wright Agreement. In addition, the Company will record a net deferred tax expense of $2.1 million as a result of the termination of the Company's S Corporation status. See "Offering Related Transactions" and "Prior S Corporation Status."


 (2) Adjustments reflect the reduction in compensation to the Company's executive officers under revised compensation arrangements and the payment of 100% of potential bonuses under such arrangements.

 (3) Adjustments reflect the reduction in costs in connection with the termination of the Stock Purchase Agreements and the Deferred Compensation Agreements. See "Certain Relationships and Related Party Transactions."

 (4) Adjustments reflect the reduction in costs in connection with the elimination of non-competition payments and the elimination of amortization expense associated with the Wright covenant not to compete asset in connection with the termination of the Wright Agreement. See "Offering Related Transactions -- Termination of the Wright Agreement."

 (5) Adjustments reflect the reduction in interest expense related to the repayment of existing debt from the proceeds of the Offering. See "Use of Proceeds."

 (6) Adjustments reflect the recording of federal and state income taxes at an effective rate of 40% as if the Company had been a C Corporation during each such period. See "Prior S Corporation Status."

 (7) The pro forma weighted average common shares outstanding is based on the weighted average common shares outstanding, using the treasury stock method, for the applicable period, as adjusted for the 5,600,000 Common Shares to be issued in the Offering, the net proceeds of which will be used to repay debt, to repurchase and cancel the Donald Wright Warrant and to fund planned distributions to existing shareholders.

 (8) Adjustments reflect the repayment of notes receivable from existing shareholders. See "Offering Related Transactions -- Termination of Stock Purchase Agreements with Existing Shareholders."

 (9) Adjustments reflect the Offering (assuming an initial offering price of $13.00 per share) and the use of the net proceeds therefrom after deducting estimated underwriting discounts and expenses payable by the Company in connection with the Offering. See "Use of Proceeds."


(10) Adjustments reflect the termination of the Wright Agreement, the write-off of the covenant not to compete asset of $2.6 million and the recording of a related tax benefit asset of $7.0 million. See "Offering Related Transactions -- Termination of the Wright Agreement."


(11) Adjustments reflect the distribution of the AAA Notes to the existing shareholders. See "Prior S Corporation Status."

(12) Adjustments reflect the termination of the Deferred Compensation Agreements and Stock Purchase Agreements and the elimination of the associated liabilities. See "Offering Related Transactions -- Termination of Stock Purchase Agreements with Existing Shareholders" and "-- Termination of Deferred Compensation Agreements with Existing Shareholders."

(13) Adjustments reflect the recognition of a net deferred tax liability resulting from the termination of the Company's S Corporation status. See "Prior S Corporation Status."

(14) Reflects adjustments to shareholders' equity as follows (dollars in thousands):


Repayment of notes receivable.....................................  $     284
Write-off of covenant not to compete asset........................     (2,596)
Recording of tax benefit asset related to exercise of Wright
 Warrants.........................................................      7,000
AAA account distributions.........................................    (23,000)
Elimination of liabilities related to Deferred Compensation
 Agreements and Stock Purchase Agreements.........................      3,652
Recognition of net deferred tax liability.........................     (2,112)
                                                                    ---------
                                                                    $ (16,772)
                                                                    ---------
                                                                    ---------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION IS BASED UPON AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO, THE SELECTED FINANCIAL DATA AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The Company derives its revenues primarily from fees charged for air and ground delivery services. Check and small package delivery services account for approximately 98% of the Company's revenues. Costs of the delivery services consist primarily of the fuel, maintenance, wages and benefits related to the operation of the Company's fleet of aircraft, salaries and related benefits paid to the Company's drivers, fees paid to independent contractors and operating and maintenance expenses related to the Company's delivery vehicles. See "Business
- -- Services -- Aircraft Fleet" and "Business -- Services -- Vehicles." The remaining revenues are generated by the Company's fixed base operation and are related to the sale of aviation fuels, maintenance and other services provided at the Company's Columbus, Ohio facility.

IMPACT ON OPERATIONS

    The Financial Statements have been or will be affected by several factors, including: (i) the corporate strategic decision to acquire, rather than to lease, aircraft; (ii) S Corporation distributions; (iii) a change in Federal Reserve bank regulations affecting the ability of commercial banks to compete with Federal Reserve banks; (iv) the incurrence of non-recurring, non-cash expenses in the quarter in which the Offering occurs; (v) development of a fuel rebate/surcharge program for the Company's customers; (vi) taxes on income in connection with the termination of the Company's S Corporation status; (vii) the tax benefit associated with the exercise of the Donald Wright Warrant; and
(viii) the growth of the National Clearinghouse Association (the "NCHA").

    CORPORATE STRATEGIC DECISION TO ACQUIRE AIRCRAFT. In fiscal 1993, the Company made a strategic decision to replace leased aircraft, particularly jet aircraft, with purchased aircraft. The Company was able to pursue this strategy as a result of the Company's strong financial condition and its ability to take on additional debt to fund such acquisitions. As aircraft leases expired, the Company began purchasing replacement aircraft. Since October 1, 1992, the Company has acquired 11 Learjets, nine of which replaced leased aircraft. The resulting savings in lease expense have been in excess of $4.0 million, offset somewhat by increased interest expense due to increased debt and increased depreciation expense. In fiscal 1994, the Company decided also to begin replacing some of its leased light twin engine aircraft with larger twin engine aircraft with increased payload capacities, and the Company has since acquired nine Piper Chieftains.


    S CORPORATION DISTRIBUTIONS. Since the Company elected S Corporation status in July 1988, it has made distributions to its shareholders for the purpose of funding their income tax payments on the income generated by the Company, which income is taxable to the shareholders whether or not distributed. In fiscal 1994, the Company began making S Corporation distributions in an amount in excess of the amount necessary to pay applicable income taxes. These additional distributions were made from cash generated from operations and totaled $3.1 million through the end of fiscal 1995. The Company distributed an additional $0.5 million during the six months ended March 31, 1996. In addition, in connection with the Offering and the conversion to a C Corporation, the Company will distribute the AAA Notes in an aggregate principal amount estimated to be $23.0 million, which should approximate the value of the Company's AAA account at the time of the Offering. See "Prior S Corporation Status."


    MODIFICATION OF FEDERAL RESERVE BANK REGULATIONS. In January 1994, the banking industry determined that the Federal Reserve banks had an unfair advantage in the marketplace for check clearing services. Prior to such determination, Federal Reserve banks were allowed to present checks to the Federal Reserve for payment in immediately available funds without having to pay a presentment fee. Commercial banks are often required to pay a presentment fee to other commercial banks in exchange for the right to draw immediately against deposits of such banks. The Federal Reserve responded by initiating a regulatory policy called "Same-Day Settlement," which mandates that if a bank is presented with a check drawn on its deposits, such bank must pay the presenting bank in immediately available funds, without charging any additional fees, provided that the check is presented by 8:00 a.m.

Same-Day Settlement has allowed commercial banks to compete more favorably with the Federal Reserve banks and, correspondingly, has increased demand for the Company's delivery services, as the Company can deliver to most locations in the U.S. prior to the 8:00 a.m. deadline.


    NON-RECURRING EXPENSES. The Company will incur significant non-recurring expenses immediately following the Offering. These expenses will include non-cash expenses of approximately $15.0 million (assuming an initial public offering price of $13.00 per share) in connection with the termination of the Stock Purchase Agreements and $2.6 million relating to the write-off of the covenant not to compete asset in connection with the termination of the Wright Agreement. In addition, the Company will record a deferred tax expense of $2.1 million as a result of the termination of the Company's S Corporation status. The $15.0 million expense will result in a corresponding increase in additional paid-in capital, but no change in total shareholders' equity. In addition, if the initial public offering price is less than $12.95 per share, the Company will incur an additional non-recurring expense in the fiscal quarter in which the Company completes the Offering in connection with the repurchase and cancellation of the Donald Wright Warrant and the purchase of the Jeffrey Wright Warrant equal to the difference between $12.95 and the initial public offering price multiplied by 2,650,764, the number of Common Shares underlying the Wright Warrants.


    The Company does not expect these non-recurring expenses to have a significant impact on the Company's operations and cash flows, although they will have a material, negative impact on the Company's reported earnings for the fiscal quarter in which they are incurred and for the 1996 fiscal year. See "Offering Related Transactions -- Non-Recurring Expenses," "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements" and "-- Wright Warrants."

    DEVELOPMENT OF A FUEL REBATE/SURCHARGE PROGRAM. In January 1990, as jet fuel prices rose dramatically, the Company developed a fuel rebate/surcharge program. Pursuant to this program, as the OPIS-CMH (Oil Price Information Service -- Columbus, Ohio Station) price of jet fuel exceeds $.75 per gallon, the Company's customers are surcharged. In turn, as the OPIS-CMH price falls below $.68 per gallon, the Company's customers receive a rebate.

    TAXES ON INCOME. In July 1988, the Company elected to be treated as an S Corporation under Subchapter S of the Code and comparable provisions of certain state tax laws, and since then has paid no federal income tax. For reporting purposes, the Company records a charge for state taxes for those states which do not recognize Subchapter S status. Prior to the closing of the Offering, the Company will terminate its S Corporation status and thereafter will be responsible for federal and state income taxes. See "Selected Unaudited Condensed Pro Forma Financial Data."

    TAX BENEFIT FROM THE EXERCISE OF THE DONALD WRIGHT WARRANT. The Company expects to receive a tax benefit asset from the repurchase and cancellation of the Donald Wright Warrant of approximately $7.0 million. See "Offering Related Transactions -- Purchase of Wright Warrants" and "Certain Relationships and Related Party Transactions -- Wright Warrants." This tax benefit will be recorded on the Company's balance sheet and may be used to offset taxes payable on future income of the Company. The tax benefit will have no effect on the Company's income statement currently or for any future period, but will positively affect cash flows. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.

    NATIONAL CLEARINGHOUSE ASSOCIATION. Established by a joint venture owned in part by the Company's existing shareholders and approved by the Federal Reserve in 1991, the NCHA is a consortium of over 60 bank holding companies that have joined together to reduce check-clearing costs by means of a multi-bank, private net settlement arrangement. See "Industry Overview -- How Banks Clear and Settle Canceled Bank Checks -- The National Clearinghouse Association" and "Certain Relationships and Related Party Transactions -- Float Control, Inc./CHEXS Partnership." The volume of checks cleared through the NCHA has grown steadily each month since 1991, and this continued growth has resulted in increased volume and revenues for the Company, which is the principal transporter of canceled checks for the NCHA and its member bank holding companies.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, items in the Company's income statements as a percentage of revenues for the periods indicated.


                                                                                                       SIX MONTHS ENDED
                                                                     YEAR ENDED SEPTEMBER 30,             MARCH 31,
                                                                ----------------------------------  ----------------------
                                                                   1993        1994        1995        1995        1996
                                                                ----------  ----------  ----------  ----------  ----------
Revenues:
  Air transportation:
    Check delivery............................................       84.2%       85.2%       86.4%       86.2%       86.1%
    Small package delivery....................................       13.6        13.0        12.1        12.2        12.6
  Fixed base operations.......................................        2.2         1.8         1.5         1.6         1.3
                                                                    -----       -----       -----       -----       -----
Total revenues................................................      100.0%      100.0%      100.0%      100.0%      100.0%

Costs and Expenses:
  Air transportation:
    Wages and benefits........................................       13.0%       12.9%       13.6%       14.0%       13.7%
    Aircraft fuel.............................................       12.2        11.0        11.0        11.1        10.9
    Aircraft maintenance......................................        9.3         9.0         8.9         9.5         9.3
    Aircraft leases...........................................        7.5         5.1         1.5         2.0         1.1
    Ground couriers and outside services......................       13.6        13.2        12.8        12.8        12.8
    Depreciation and amortization.............................       10.0        10.1        10.9        10.7        11.7
    Other.....................................................        8.6         9.1         9.5         9.8         9.8
  Fixed base operations.......................................        1.9         1.7         1.4         1.4         1.1
  Selling, general, administrative:
    Executive compensation....................................        4.7         5.2         5.9         5.6         4.8
    Other executive compensation..............................        0.4         2.5         3.9         3.6         3.9
    Wright Agreement expenses.................................        2.3         2.9         3.5         3.7         2.1
    Other.....................................................        6.7         5.8         5.1         5.1         6.3
                                                                    -----       -----       -----       -----       -----
Total costs and expenses......................................       90.2        88.5        88.0        89.3        87.5
                                                                    -----       -----       -----       -----       -----
Income from operations........................................        9.8        11.5        12.0        10.7        12.5
Interest expense..............................................        1.9         1.7         2.2         1.9         2.1
                                                                    -----       -----       -----       -----       -----
Net income....................................................        7.9%        9.8%        9.8%        8.8%       10.4%
                                                                    -----       -----       -----       -----       -----
                                                                    -----       -----       -----       -----       -----



SIX MONTHS ENDED MARCH 31, 1996 COMPARED TO SIX MONTHS ENDED MARCH 31, 1995



    REVENUES. Revenues for the six months ended March 31, 1996 were $35.5 million, an increase of $3.0 million, or 9.4% compared to $32.5 million for the six months ended March 31, 1995. Of this increase, $0.7 million was due to two additional days of operations during the six months ended March 31, 1996, $1.1 million was due to price increases and $1.2 million was due to a higher level of business activity. Revenues from check delivery for the six months ended March 31, 1996, were $30.6 million, an increase of $2.6 million or 9.3%, compared to $28.0 million for the six months ended March 31, 1995. Revenues from small package delivery for the six months ended March 31, 1996 were $4.5 million, an increase of $0.5 million or 12.3%, compared to $4.0 million for the six months ended March 31, 1995. Revenues from fixed base operations for the six months ended March 31, 1996 were comparable to revenues of $0.5 million for the six months ended March 31, 1995.



    WAGES AND BENEFITS. Wages and benefits expense for the six months ended March 31, 1996 was $4.9 million, an increase of $0.3 million or 7.0%, compared to $4.6 million for the six months ended March 31, 1995. The increase was due primarily to normal pay rate increases, as well as increased health insurance costs. The increase was also due to the Company increasing its 401(k) matching contribution from 25% to 50% of contributions on a maximum of 6% of an associate's pay.



    AIRCRAFT FUEL. Aircraft fuel expense for the six months ended March 31, 1996 was $3.9 million, an increase of $0.3 million or 7.7%, compared to $3.6 million for the six months ended March 31, 1995. The increase was due primarily to increased fuel prices and to two additional days of operations during the six months ended March 31, 1996 compared to the six months ended March 31, 1995. The increase also reflects increased flight hours of Piper Chieftains which have greater fuel consumption but larger payloads than previously used aircraft, as well as increased Learjet flight hours.



    AIRCRAFT MAINTENANCE. Aircraft maintenance expense for the six months ended March 31, 1996 was $3.3 million, an increase of $0.2 million or 7.0%, compared to $3.1 million for the six months ended March 31, 1995. The increase was primarily due to higher parts prices and more aircraft being maintained.



    AIRCRAFT LEASES. Aircraft leases expense for the six months ended March 31, 1996 was $0.4 million, a decrease of $0.2 million or 40.3%, compared to $0.6 million for the six months ended March 31, 1995. The decrease was primarily due to the Company's leasing fewer Learjets and fewer light twin engine aircraft during the six months ended March 31, 1996 compared to the six months ended March 31, 1995, reflecting the Company's decision to acquire rather than lease aircraft.



    GROUND COURIERS AND OUTSIDE SERVICES. Ground couriers and outside services expense includes the cost of independent contractors as well as Company associates. Ground couriers and outside services expense for the six months ended March 31, 1996 was $4.6 million, an increase of $0.5 million or 10.0%, compared to $4.1 million for the six months ended March 31, 1995. Of such increase, $0.1 million was due to two additional days of operations during the six months ended March 31, 1996 compared to the six months ended March 31, 1995. The remainder of the increase was due to the addition of new Company couriers, price increases from independent contractors and the need for additional services because of increased business activity.



    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense for the six months ended March 31, 1996 was $4.2 million, an increase of $0.7 million or 19.5% compared to $3.5 million for the six months ended March 31, 1995. $0.6 million of the increase was due to the increase in depreciation expense of flight equipment for the six months ended March 31, 1996 compared to the six months ended March 31, 1995 attributable to the Company's decision to acquire rather than lease aircraft.



    OTHER. Other expenses for the six months ended March 31, 1996 were $3.5 million, an increase of $0.3 million or 9.6%, compared to $3.2 million for the six months ended March 31, 1995. This increase was primarily due to an increase in insurance expense as a result of an adjustment to the Company's insurance premium due to the increased value of the Company's fleet. The increase in other expenses was also due to an increase in commercial freight expense, an increase in landing fees, and an increase in office and hanger rental expense due to a June 1995 expansion of the Company's facilities and a July 1995 rent increase.



    EXECUTIVE COMPENSATION. Executive compensation expense for the six months ended March 31, 1996 was $1.7 million, a decrease of $0.1 million or 6.3%, compared to $1.8 million for the six months ended March 31, 1995. The decrease was due to a decrease in performance-based bonuses in the 1996 period.



    OTHER EXECUTIVE COMPENSATION. Other executive compensation expense includes the appreciation in the book value of the Common Shares acquired by certain executive officers pursuant to the Stock Purchase Agreements. Other executive compensation expense for the six months ended March 31, 1996 was $1.4 million, an increase of $0.2 million or 20.6%, compared to $1.2 million for the six months ended March 31, 1995. See "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements."



    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses for the six months ended March 31, 1996 were $2.2 million, an increase of $0.5 million or 35.1% compared to $1.7 million for the six months ended March 31, 1995. This increase was due to an increase in general insurance, property and real estate taxes and state taxes. Also included in other selling, general and administrative expenses for the six months ended March 31, 1996 was $0.1 million for the settlement of a wrongful termination lawsuit.



    INTEREST EXPENSE. Interest expense for the six months ended March 31, 1996 was $0.7 million, an increase of $0.1 million or 20.4%, compared to $0.6 million for the six months ended March 31, 1995. The increase was due to increased borrowings which were used primarily for capital expenditures.

FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUES. Revenues were $67.5 million for fiscal 1995, an increase of $4.1 million or 6.3%, compared to $63.4 million for fiscal 1994. Revenues from check delivery were $58.3 million for fiscal 1995, an increase of $4.3 million or 7.8%, compared to $54.0 million for fiscal 1994. This increase was due to the increased level of business activity, at least part of which can be attributed to the implementation of Same-Day Settlement in January 1994. The increase in revenues from check delivery was also due in part to the increase in the Company's shipping volume as a result of increased participation in the NCHA throughout 1994 and 1995. Of the overall increase in revenues for fiscal 1995 compared to fiscal 1994, approximately $2.0 million was due to rate increases implemented by the Company on January 1, 1995 and 1994.

    Revenues from small package delivery were $8.2 million for fiscal 1995 compared to $8.2 million for fiscal 1994. A 4.7% increase in revenues from new business and increased business from existing customers was offset by a $0.4 million loss of business from the U.S. Postal Service.

    Revenues from fixed based operations were $1.0 million for fiscal 1995, a decrease of $0.2 million or 13.1%, compared to $1.2 million for fiscal 1994. This decrease was due to a $0.3 million decrease in revenues generated from retail maintenance as a result of the Company's decision to reduce retail work due to the maintenance demands of its own growing fleet of aircraft. This decrease was partially offset by a $0.1 million increase in revenues from retail fuel sales.

    WAGES AND BENEFITS. Wages and benefits expense was $9.2 million for fiscal 1995, an increase of $1.0 million or 12.3%, compared to $8.2 million for fiscal 1994. Of the increase, $0.6 million was due to increased costs of benefits. The Company increased its discretionary contribution to the Company's 401(k) plan by $0.2 million, and group health insurance costs increased by $0.4 million. The Company is self-insured for health care benefits and such claims were greater in fiscal 1995 than in fiscal 1994.

    AIRCRAFT FUEL. Aircraft fuel expense was $7.4 million for fiscal 1995, an increase of $0.4 million or 7.0%, compared to $7.0 million for fiscal 1994. This increase was due, in part, to an increase in hours flown. The increase in aircraft fuel expense was also due, in part, to minor increases in aviation fuel prices during fiscal 1995. Fuel rebates were $0.4 million for fiscal 1995, an increase of $0.1 million or 61.6%, compared to $0.3 million for fiscal 1994.

    AIRCRAFT MAINTENANCE. Aircraft maintenance expense was $6.0 million for fiscal 1995, an increase of $0.3 million or 5.5%, compared to $5.7 million for fiscal 1994. The increase was due, in part, to higher parts costs and use of outsourced maintenance facilities for more routine maintenance in fiscal 1995 compared to fiscal 1994. Outsourcing maintenance work was necessary because rotating the Company's fleet to one of the Company's maintenance facilities became increasingly difficult as flight hours increased in fiscal 1995.

    AIRCRAFT LEASES. Aircraft leases expense was $1.0 million for fiscal 1995, a decrease of $2.3 million or 68.0%, compared to $3.3 million for fiscal 1994. This decrease was due to the Company's continued strategy of acquiring rather than leasing aircraft. During the last month of fiscal 1994 and the first month of fiscal 1995, the Company acquired three Learjets that it had previously leased. By the end of fiscal 1995, the Company leased only one Learjet and 12 light twin engine aircraft.

    GROUND COURIERS AND OUTSIDE SERVICES. Ground couriers and outside services expense was $8.6 million for fiscal 1995, an increase of $0.3 million or 3.2%, compared to $8.3 million for fiscal 1994. This increase was due to a $0.4 million increase in the cost of ground agents due to the additional agents needed to handle increased volume in shipments, partially offset by a $0.1 million decrease in the cost of independent contractors due to the loss of the U.S. Postal Service business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $7.4 million for fiscal 1995, an increase of $1.1 million or 16.1%, compared to $6.3 million for fiscal 1994. Almost all of this increase was due to an increase in depreciation of flight equipment as a result of the Company's strategy to acquire rather lease aircraft.

    OTHER. Other expenses were $6.4 million for fiscal 1995, an increase of $0.6 million or 11.5%, compared to $5.8 million for fiscal 1994. This increase was due to an increase in insurance expense in fiscal 1995 compared to fiscal 1994, partially due to an increase in aircraft insurance of $0.4 million due to a rate increase and a year-end adjustment for increased fleet value, and partially due to an increase in workers' compensation insurance of $0.2 million due to a rate increase and an increase in payroll.

    FIXED BASE OPERATIONS. Fixed based operations expense was $1.0 million for fiscal 1995, a decrease of $0.1 million or 11.6%, compared to $1.1 million for fiscal 1994. This decrease was due to a decrease in the cost of retail maintenance and a non-cash charge taken in fiscal 1995 to write down the value of the Company's Norwalk, Ohio facility.

    EXECUTIVE COMPENSATION. Executive compensation expense was $4.0 million for fiscal 1995, an increase of $0.7 million or 20.3%, compared to $3.3 million for fiscal 1994. The increase was primarily due to a $0.6 million increase in performance-based bonuses in fiscal 1995 compared to fiscal 1994.

    OTHER EXECUTIVE COMPENSATION. Other executive compensation expense was $2.6 million for fiscal 1995, an increase of $1.0 million or 64.9%, compared to $1.6 million for fiscal 1994. Other executive compensation includes the appreciation in the book value of the Common Shares acquired by certain executive officers pursuant to the Stock Purchase Agreements, which were executed in April 1994. The increase in fiscal 1995 expense resulted from such appreciation for a full fiscal year compared to the fiscal 1994 expense which relates only to a six month period. See "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements."

    WRIGHT AGREEMENT. Wright Agreement expense was $2.3 million for fiscal 1995, an increase of $0.5 million or 28.4%, compared to $1.8 million for fiscal 1994. The increase was due to additional payments made pursuant to the Wright Agreement in fiscal 1995 based on the financial performance of the Company. See "Certain Relationships and Related Party Transactions -- Wright Agreement."

    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses were $3.4 million for fiscal 1995, a decrease of $0.4 million or 10.1%, compared to $3.8 million for fiscal 1994. The decrease was primarily due to a $0.3 million decrease in the loss on disposal of assets and a $0.1 million decrease in professional fees in fiscal 1995 compared to fiscal 1994, partially offset by computer-related expenses associated with the development and implementation of handheld bar code scanners.

    INTEREST EXPENSE. Interest expense was $1.5 million for fiscal 1995, an increase of $0.4 million or 32.9%, compared to $1.1 million for fiscal 1994. This increase was primarily due to the Company's increased capital expenditures, including the acquisition of additional aircraft during the 13 months beginning September 1994 which increased debt by $5.3 million. The increase in interest expense was partially offset by a decrease in aircraft lease expense. During fiscal 1995, the Company also amended the Existing Credit Agreement to allow the Company to borrow funds at variable Eurodollar rates tied to the Company's debt to equity ratio.

FISCAL 1994 COMPARED TO FISCAL 1993

    REVENUES. Total revenues were $63.4 million for fiscal 1994, an increase of $4.8 million or 8.3%, compared to $58.6 million for fiscal 1993. Revenues from check delivery were $54.0 million for fiscal 1994, an increase of $4.6 million or 9.5%, compared to $49.4 million for fiscal 1993. Of the increase, $2.3 million was due to rate increases implemented by the Company on January 1, 1994 and 1993, and $0.5 million was due to the return of several customers in the Southeast who had used a competitor for part of fiscal 1993. Increased participation in the NCHA also led to increased volume and revenues in fiscal 1994.

    Revenues from small package delivery were $8.2 million for fiscal 1994, an increase of $0.2 million or 3.4%, compared to $8.0 million for fiscal 1993. This increase was due to an increase in business activity and a rate increase, partially offset by a $0.6 million decrease in revenues from the U.S. Postal Service during fiscal 1994. Although the loss of the Postal Service had a significant impact on revenues, the impact on net income was small because it was low margin business.

    Revenues from fixed based operations were $1.2 million for fiscal 1994, a decrease of $0.1 million or 8.5%, compared to $1.3 million for fiscal 1993. This decrease was due to diminished retail maintenance revenues as a result of the Company's decision to reduce retail activities due to the maintenance demands of its growing fleet of aircraft.

    WAGES AND BENEFITS. Wages and benefits expense was $8.2 million for fiscal 1994, an increase of $0.6 million or 7.8%, compared to $7.6 million for fiscal 1993. This increase was due to increased wages in fiscal 1994 due to the addition of 18 associates as package handlers, partially offset by a reduction in the administrative staff by six associates.

    AIRCRAFT FUEL. Aircraft fuel expense was $7.0 million for fiscal 1994, a decrease of $0.2 million or 2.7%, compared to $7.2 million for fiscal 1993. The decrease was due to lower fuel prices in fiscal 1994. Fuel rebates were $0.3 million for fiscal 1994, an increase of $0.1 million or 26.4%, compared to $0.2 million for fiscal 1993.

    AIRCRAFT MAINTENANCE. Aircraft maintenance expense was $5.7 million for fiscal 1994, an increase of $0.3 million or 5.4%, compared to $5.4 million in fiscal 1993. This increase was due to the addition of aircraft to the Company's fleet.

    AIRCRAFT LEASES. Aircraft leases expense was $3.3 million for fiscal 1994, a decrease of $1.1 million or 26.0%, compared to $4.4 million for fiscal 1993. This decrease was due to the Company's strategic decision to purchase rather than lease aircraft. In fiscal 1994, the Company acquired four Learjets and four Piper Chieftains, all of which replaced leased aircraft.

    GROUND COURIERS AND OUTSIDE SERVICES. Ground couriers and outside services expense was $8.3 million for fiscal 1994, an increase of $0.4 million or 5.0%, compared to $7.9 million for fiscal 1993. This increase was due to a $0.7 million increase in ground agent expenses for fiscal 1994 compared to fiscal 1993 due to the additional agents needed to handle increased volume in shipments, partially offset by a decrease of $0.3 million due to a decrease in other outside services as a result of the loss of the U.S. Postal Service business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense was $6.3 million for fiscal 1994, an increase of $0.4 million or 8.0%, compared to $5.9 million for fiscal 1993. The increase was due to the acquisition of new aircraft during fiscal 1994 at a total cost of $6.9 million.

    OTHER. Other expenses were $5.8 million for fiscal 1994, an increase of $0.8 million or 14.2%, compared to $5.0 million for fiscal 1993. Of this increase, $0.2 million was due to an increase in insurance expense, partially due to an increase in automobile insurance expense.

    FIXED BASE OPERATIONS. Fixed base operations expense was $1.1 million for fiscal 1994, a decrease of $0.1 million or 6.0%, compared to $1.2 million for fiscal 1993. The decrease was due to a reduction in retail maintenance activity for fiscal 1994.

    EXECUTIVE COMPENSATION. Executive compensation expense was $3.3 million for fiscal 1994, an increase of $0.6 million or 20.0%, compared to $2.7 million for fiscal 1993. This increase was due in part to increases in executive salaries and performance-based bonuses in fiscal 1994.

    OTHER EXECUTIVE COMPENSATION. Other executive compensation expense was $1.6 million for fiscal 1994, an increase of $1.4 million or 547.0%, compared to $0.2 million for fiscal 1993. Of this increase, $0.5 million was attributable to the Deferred Compensation Agreements, with the remainder due to the appreciation in the value of the Common Shares acquired by certain executive officers pursuant to the Stock Purchase Agreements, which were executed in April 1994. Other executive compensation expense for fiscal 1993 was related solely to the Deferred Compensation Agreements. See "Certain Relationships and Related Party Transactions -- Deferred Compensation Agreements" and "-- Stock Purchase Agreements."

    WRIGHT AGREEMENT. Wright Agreement expense was $1.8 million for fiscal 1994, an increase of $0.5 million or 35.4%, compared to $1.3 million for fiscal 1993. The increase was due to additional payments made pursuant to the Wright Agreement in fiscal 1994 based on the financial performance of the Company. See "Certain Relationships and Related Party Transactions -- Wright Agreement."

    OTHER SELLING, GENERAL AND ADMINISTRATIVE. Other selling, general and administrative expenses were $3.8 million for fiscal 1994, a decrease of $0.1 million or 3.5%, compared to $3.9 million for fiscal 1993. There were no significant changes in any one expense account for fiscal 1994 compared to fiscal 1993.

    INTEREST EXPENSE. Interest expense was $1.1 million for fiscal 1994 and $1.1 million for fiscal 1993. Although the Company's debt was higher in fiscal 1994 compared to fiscal 1993 due to additional financing for capital acquisitions, interest rates were more favorable, and the Company, because of its improving financial condition, was able to borrow funds at lower Eurodollar rates as compared to its previous prime based borrowings.

LIQUIDITY AND CAPITAL RESOURCES

    GENERAL. The Company's principal sources of liquidity are internally generated funds and credit arrangements. The Company plans to repay a significant portion of its existing bank debt with proceeds from the Offering and has received a commitment from NBD Bank to provide a new credit facility upon the closing of the Offering. See "Use of Proceeds" and "Description of Certain Indebtedness -- New Credit Agreement." The Company believes that the new credit facility will allow it to expand through the acquisition of additional aircraft and other capital equipment and through the possible acquisition of other companies. See "Business -- Business Strategy."


    EXISTING CREDIT AGREEMENT. The Company is party to various credit arrangements with NBD Bank, its primary lender. The Company currently has an $8.0 million revolving credit loan which matures June 30, 1997. Outstanding borrowings under the revolving credit loan were $6.7 million as of March 31, 1996. In addition, the Company had term notes totaling $10.8 million as of March 31, 1996, with maturities ranging between December 31, 1996 and May 1, 2000. The Company's weighted average interest rate at March 31, 1996 was 7.4%.



    NEW CREDIT AGREEMENT. Simultaneously with the closing of the Offering, the Company will enter into the New Credit Agreement to replace the Existing Credit Agreement. The New Credit Agreement will provide the Company with a $50.0 million, five year, unsecured revolving credit facility and will provide the Company with significantly more favorable terms and conditions than the Existing Credit Agreement. The New Credit Agreement will contain financial covenants which contain different baselines or measure financial ratios different from those in the Existing Credit Agreement, including minimum Tangible Net Worth (85% of post-Offering Tangible Net Worth plus 50% of annual Net Income), a Funded Debt to EBITDA ratio (not to exceed 2.5:1.0), a Funded Debt to Total Capitalization ratio (not to exceed 0.5:1.0) and a Cash Flow Coverage ratio (not to be less than 1.05:1.0 through June 29, 1997 or less than 1.1:1.0 through September 29, 1997 or less than 1.2:1.0 thereafter) (capitalized terms, in each case, as defined therein). The Company believes that the New Credit Agreement will provide it with additional financial and operating flexibility. Specifically, the New Credit Agreement will increase the Company's availability, permit the Company to borrow more easily at Eurodollar-based rates and will facilitate acquisitions. Availability under the New Credit Agreement will be limited to certain specified percentages of accounts receivable, parts inventory and the wholesale value of the Company's aircraft and equipment. Under the New Credit Agreement, the Company would have had an additional $14.3 million of availability at March 31, 1996, and the Company estimates that total availability under the New Credit Agreement will be approximately $31.8 million upon the closing of the Offering, of which approximately $3.6 million will have been drawn down.



    The Company expects that the net proceeds from the Offering, together with existing financing arrangements, will be sufficient to fund the Company's operations for at least the next 18 months.



    CAPITAL EXPENDITURES. Capital expenditures totaled $5.4 million in the six months ended March 31, 1996, $14.5 million in fiscal 1995, $12.9 million in fiscal 1994 and $8.4 million in fiscal 1993. The Company anticipates capital expenditures will total approximately $12.1 million in fiscal 1996. Expenditures were for flight equipment, delivery vehicles, facility improvements and data processing equipment. The Company anticipates that it will continue to acquire flight equipment as necessary to maintain growth and continue offering quality service to its customers. The Company also expects to continue developing management information systems as they relate to its package delivery business as well as electronic initiatives within the nation's payment mechanism.


    S CORPORATION DISTRIBUTIONS. The Company elected S Corporation status in July 1988 and has made distributions to its shareholders for the purpose of paying taxes on income generated by the Company which is taxable to the shareholders. In addition, the Company began in 1994 to make distributions in excess of those necessary to pay taxes. These additional distributions totaled $3.1 million through the end of fiscal 1995. At or prior to the closing of the Offering, the Company will terminate its S Corporation status. Prior to termination of its S Corporation status, the Company will distribute the AAA Notes in an aggregate principal amount estimated to be $23.0 million, which will approximate the balance of the Company's AAA account. See "Prior S Corporation Status."

    CASH FLOWS FROM OPERATING ACTIVITIES. Cash flows from operating activities were $8.0 million, $15.3 million and $14.7 million for the six months ended March 31, 1996 and fiscal years 1995 and 1994, respectively.


SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

    The Company's operations historically have been somewhat seasonal and somewhat dependent on the number of bank holidays falling during the week. Because financial institutions are the Company's principal customers, the Company's air system is scheduled around the needs of financial institution customers. When financial institutions are closed, there is no need for the Company to operate a full system. The Company's first quarter is often the most impacted by bank holidays (including Thanksgiving and Christmas) recognized by its primary customers. When these holidays fall on Monday through Thursday, the Company's revenues and net income are adversely affected. The Company's annual results fluctuate as well. There can be a difference of two or three days of system operation from one year to the next. For example, the Company operated a full system on 197 days in fiscal 1995, 199 days in fiscal 1994 and 198 days in fiscal 1993.

    Operating results are also affected by the weather. The Company generally experiences higher maintenance costs during its second quarter. Winter weather also requires additional costs for de-icing, hangar rental and other aircraft services. The Company's cash flows are also influenced by the budget cycles of its primary customers. Many financial institutions have calendar year budget cycles and desire to pay for December services prior to year end. This results in increased cash flows for the Company's first quarter but decreased cash flows in January and February.

INFLATION

    Historically, inflation has not been a significant factor to the Company. Although the value of the Company's service to its primary customers is enhanced by higher interest rates, the volume of business has not changed historically with fluctuating interest rates. The Company has attempted to minimize the effects of inflation on its operating results through rate increases and cost controls, including development of a fuel rebate/surcharge program. Pursuant to this program, as the OPIS-CMH price of jet fuel exceeds $.75 per gallon, the Company's customers are surcharged.

ENVIRONMENTAL MATTERS

    The Company feels that compliance with environmental matters has not had, and is not expected to have, a material effect on operations. Although the Company believes that it is in compliance with all applicable noise level regulations and is working proactively with various local governments to minimize noise issues, future noise pollution regulations could require the replacement of several of the Company's aircraft.

                               INDUSTRY OVERVIEW

    The expedited delivery and distribution industry in the U.S. is a highly fragmented business, composed of thousands of companies providing largely two-day, next-day and same-day pick-up and delivery services. The Air Courier Conference Association estimates that the annual revenues of the air delivery industry total at least $35 billion. The Company believes that the industry can be divided into the following market segments: (i) highly specialized, time-critical deliveries, including delivery of canceled bank checks; (ii) air courier document and parcel delivery; (iii) air freight forwarding; and (iv) corporate transportation and logistics support. While the Company participates primarily in one niche of the highly specialized, time-critical deliveries market segment (transportation of canceled bank checks), it believes that its highly flexible, nationwide air transportation network can be utilized for expedited delivery and distribution of goods within any of the above-mentioned industry segments.

    HIGHLY SPECIALIZED, TIME-CRITICAL DELIVERIES. There are a number of special transportation services required by individuals, hospitals, scientific laboratories and industries, such as medical samples and canceled bank checks, which require time-critical and reliable service to avoid the costly consequences of late or missed deliveries. Data for most of this industry segment, with the exception of the transportation of canceled bank checks, are not available, due to the highly specialized nature of the products that are delivered. The growth in the need for overnight deliveries of canceled bank checks can be measured by the growth in the number of bank checks actually written annually on a nationwide basis and the aggregate dollar value of these checks. Federal Reserve statistics from 1985 through 1995, profiled below, show a compound annual growth rate in the number of checks written of 2.3% over the period to 61.6 billion checks in 1995. Similarly, the dollar value of checks written grew at a compound annual rate of 3.2% over the same period, reaching $42.2 trillion in 1995. Additionally, The Tower Group, an independent research firm, has projected that the number of checks written should total 70 billion by the year 2000.

    The following tables set forth the number of checks written and the aggregate dollar value of such checks from 1985 through 1995:

EDGAR REPRESENTATION OF DATA POINTS USED IN
PRINTED GRAPHIC
                                               VOLUME OF CHECKS WRITTEN (IN BILLIONS)
1985                                         48.9
1986                                         50.1
1987                                         51.6
1988                                         53.2
1989                                         54.3
1990                                         56.8
1991                                         58.0
1992                                         58.9
1993                                         60.2
1994                                         61.0
1995                                         61.6

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               DOLLAR VALUE OF CHECKS WRITTEN (IN
                           TRILLIONS)
1985                                           $ 30.8
1986                                           $ 31.8
1987                                           $ 32.8
1988                                           $ 34.1
1989                                           $ 35.1
1990                                           $ 36.0
1991                                           $ 37.4
1992                                           $ 38.5
1993                                           $ 39.6
1994                                           $ 40.9
1995                                           $ 42.2

    Other than the Company, the only national provider of air transportation services to the U.S. banking industry for canceled checks is the Federal Reserve's ITS. Within Federal Reserve districts, the transportation of canceled checks is handled mostly by ground vehicles operated by regional or local banks, or the ITS. Between Federal Reserve districts, there are numerous regional carriers who contract with banks and groups of banks to provide such services. Some of these providers may include regional air courier and document delivery companies, but none of them commands a significant share of the national market or is capable of providing national service. In addition, many banks require a wide variety of pick-ups, deliveries and available endpoints, as well as superior on-time performance and management information systems to enable them to manage float and make appropriate draw down decisions, which few of these other delivery companies currently can provide. See "-- How Banks Clear and Settle Canceled Bank Checks."

    AIR COURIER DOCUMENT AND PARCEL DELIVERY MARKET. Comprised mostly of same-day and next-day pick-up and delivery services, this market is dominated by several large companies with national hub-and-spoke delivery systems which provide service based upon established pick-up and delivery schedules rather than those requested by the customer. These carriers include FedEx, UPS, the U.S. Postal Service, Airborne Express and DHL, among others. In addition to these carriers, there are several multi-regional companies that focus on same-day and early next-day deliveries custom tailored to the customers' requested pick-up and delivery times. Numerous other firms operate only on a regional basis, and provide similar services. Finally, there are hundreds of small, closely-held owner-operator businesses which operate in only one location with little or no national market share.

    AIR FREIGHT FORWARDING MARKET. Traditionally dominated by the large domestic and international passenger airline companies, who utilize excess cargo space in their fleet of passenger aircraft to shuttle freight internationally and domestically, the air freight forwarding market has expanded significantly to include participants focused solely on international delivery, who then subcontract for local delivery. This market has grown with the globalization of world markets, as corporations increasingly source raw materials from multiple origins throughout the world, contract for or perform manufacturing and assembly operations in many different countries and distribute their products worldwide. International freight companies have increasingly been seeking flexible air distribution networks operating domestically that can connect with their cross-Pacific and cross-Atlantic delivery routes and meet the custom-tailored needs of their customers on a same-day or next-day basis.

    CORPORATE TRANSPORTATION AND LOGISTICS SUPPORT MARKET. Corporations that have complex sourcing and distribution systems are seeking to minimize inventory carrying costs and reduce expenses associated with the movements of raw materials. The increasingly time-sensitive nature of product delivery schedules due to shorter product life cycles and "just-in-time" inventory management has led to growth in this market segment. Many companies are concluding that they perform transportation logistics functions less effectively than third party providers. As a result, companies have looked to outsource these functions to reduce costs while enhancing cost-efficiency and reliability of the logistics function.

HOW BANKS CLEAR AND SETTLE CANCELED BANK CHECKS

    Banks attempt to clear checks expeditiously in order to convert their non-earning assets into interest-bearing assets. A check deposit cannot begin to earn interest until the physical item has been routed from the bank where it was first deposited to the bank on which the funds were drawn. The elapsed time between the deposit of the check and the delivery of the check to a Federal Reserve bank or the bank on which it was drawn results in "float." Banks desire to minimize float in order to maximize the availability of funds and the corresponding ability to earn income on those funds.

    In 1995, approximately 61.6 billion checks were written in the U.S. Of that number, approximately 25% were "transit" checks, or checks presented in one Federal Reserve district for payment, while drawn "out-of-district." Banks use sophisticated, computerized check-sorting equipment to sort checks at a rate in excess of 80,000 items per hour, per machine. The individual average dollar value of all checks written is approximately $700, while the average transit check is approximately $1,300 because of the higher level of corporate trade payment involved. Many large commercial banks daily clear gross transit checks valued at more than $500 million, which equates to daily interest income value of up to $75,000 (assuming a federal funds rate of 5.5%). The expedited sorting and delivery of canceled bank checks allows banks and their customers to share in this value.

THE NATIONAL CLEARINGHOUSE ASSOCIATION

    The NCHA is a consortium of over 60 bank holding companies that have joined together to reduce check-clearing costs by means of a multi-bank, private net settlement arrangement located at The Huntington National Bank. The NCHA was developed by the CHEXS Partnership (as defined below). The CHEXS Partnership is owned by affiliates of The Huntington National Bank and Littlewood Shain and Company, and by Float Control, Inc. Float Control, Inc. is a corporation owned by the executive officers of the Company, Donald W. Wright, Sr. and Jeffrey Wright. See "Certain Relationships and Related Party Transactions -- Float Control, Inc./CHEXS Partnership."

    The bank members of the NCHA benefit from their affiliation with the NCHA by receiving a quick, convenient and efficient settlement at a single location of "out-of-district" checks deposited at their banks. Currently, the NCHA clears approximately 3.5 to 4.0 million checks each working day.

                                    BUSINESS

OVERVIEW

    The Company operates a fully integrated national air transportation network that operates between 85 cities in more than 40 states and delivers over 13,000 time-critical shipments each working day. The Company's U.S. Check-Registered Trademark- division, which generates approximately 86% of the Company's revenues, is the leading transporter of canceled checks and related information for the U.S. banking industry, meeting more than 1,100 daily deadlines. The Company's TIMEXPRESS-Registered Trademark- division, which generates approximately 12% of the Company's revenues, provides specialized, high-priority delivery service for customers requiring a reliable late pick-up and early delivery service combined with prompt, on-line delivery information. The Company's PDQ division offers retail aviation fuel sales and related ground services for customers in Columbus, Ohio.

    The Company currently operates a fleet of 81 aircraft (23 Learjet and 58 light twin engine aircraft), which fly approximately 85,000 miles per night, primarily Monday through Thursday. The Company also provides ground pick-up and delivery services throughout the nation, utilizing a fleet of 87 Company-owned ground vehicles as well as a ground transportation network of over 350 independent contractors. The Company uses its own air transportation network as well as commercial airlines, when appropriate, to provide same-day and same-night delivery services for itself, as well as for certain major overnight document and parcel delivery companies.


    Later pick-ups and earlier deliveries than those offered by other national carries are the differentiating characteristics of the Company's time-critical delivery network. In addition, the Company offers other value-added services to its customers, such as on-line delivery information. The Company consistently has achieved on-time performance levels exceeding 95%. In order to maintain this performance, the Company utilizes a number of proprietary customer service and management information systems to track, sort, dispatch and control the flow of checks and small packages throughout the Company's delivery system. Delivery times and certain shipment information are available on-line and on the Internet. For example, ComCheck-SM-, a unique proprietary software system, provides bank customers access to delivery time, shipment information and retrieval of historical proof of delivery information, critical data that enable banks to manage their cash position and maximize float revenue. OnTime-SM- and Ship-Link-SM-, Company developed software programs, provide scheduling and pricing information, as well as on-line delivery and shipper acknowledgment data for small package customers. The Company also has developed several internal software programs to enhance dispatch monitoring, cost control and customer service functions.



    The Company believes that the market for reliable, time-critical deliveries is growing as a result of a number of global trends, including: (i) corporations requiring just-in-time inventory parts, to lower production costs; (ii) medical laboratories requiring same-day deliveries; (iii) consolidating ground-based small package couriers requiring a national air delivery network; and (iv) global air freight forwarders requiring a domestic connection for their international networks that can deliver on a same-day/same-night or pre-8:00 a.m. basis. As the Company's banking customers typically require services four nights per week, there exists substantial available flight time and aircraft for the Company to pursue these business opportunities by flying during the day and on weekends when the Company's aircraft are not otherwise servicing the Company's banking customers. The Company believes that its flexible and reliable air transportation network and its demonstrated expertise in providing time-critical deliveries position the Company to provide such additional services at premium prices.


BUSINESS STRATEGY

    The principal components of the Company's operating and growth strategy are to (i) focus on unique aircraft type and route structure; (ii) attract, retain and motivate the highest quality personnel available; (iii) expand its U.S. Check-Registered Trademark- position in the banking industry; (iv) grow its TIMEXPRESS-Registered Trademark- package delivery service; and (v) pursue strategic acquisition opportunities. These strategies are discussed in more detail below:

    FOCUS ON UNIQUE AIRCRAFT TYPE AND ROUTE STRUCTURE. The Company's fast and reliable fleet of 23 Learjets and 58 light twin engine aircraft is positioned around a highly efficient and flexible national route structure designed to facilitate late pick-up and early delivery times, minimize delays and simplify flight scheduling. The Company's hub-and-spoke system, with a primary hub in Columbus and several mini-hubs across the nation, enables the Company to match the varying load capacities of its aircraft with the shipment weight and volume of each destination city and to consolidate shipments at its mini-hubs and primary hub. The Company's hubs are located primarily in less congested regional airports. These locations, in conjunction with the Company's off-peak departure and arrival times, provide easy take-offs and landings, convenient loading and unloading, fast refueling and maintenance, as well as lower cost distribution center space. The Company's four strategically located maintenance bases help minimize aircraft down time. The Company's focus on Learjets and light twin engine aircraft has also enabled it to develop an in-house expertise in purchasing, flying, maintaining and operating its fleet at high profitability levels.

    ATTRACT, RETAIN AND MOTIVATE THE HIGHEST QUALITY PERSONNEL AVAILABLE. As a service organization, the Company recognizes the importance of hiring, retaining and motivating the highest quality personnel available who are focused on a set of core values designed by the Company to provide a working environment where integrity, accountability, open communication, team management and responsibility and quality performance are explicitly stated goals. The Company regularly holds team-building sessions, continuing education for its associates and on-the-job training programs for associates. The Company provides its associates with competitive compensation and benefits packages. In connection with the Offering, the Company intends to offer stock options to a significant number of the Company's associates and to encourage stock ownership by associates thereafter. The Company believes that its current compensation and benefits package, proposed stock ownership incentives and corporate culture will give the Company a significant competitive advantage.

    EXPAND U.S. CHECK-REGISTERED TRADEMARK- POSITION IN THE BANKING INDUSTRY. The Company intends to strengthen its leadership position in the transportation of canceled bank checks by adding routes and aircraft to its air transportation network to facilitate even more late pick-up and early delivery times covering a greater number of cities. These capabilities, combined with the Company's value-added services (such as ComCheck-SM-) not currently offered by competing canceled bank check delivery companies, should enable the Company to expand its position in this market.


    GROW TIMEXPRESS-Registered Trademark- PACKAGE DELIVERY SERVICE. The Company delivers packages on a same-day/same-night and pre-8:00 a.m. basis for TIMEXPRESS-Registered Trademark- and certain other national and regional overnight document and package delivery companies via the U.S. Check-Registered Trademark- air transportation system and the commercial airline system when necessary. The Company believes that its TIMEXPRESS-Registered Trademark-service offers a more flexible pick-up and delivery schedule for small packages than those offered by other national carriers, and appeals to customers with time-sensitive delivery requirements. To date, growth in the Company's TIMEXPRESS-Registered Trademark- business has been constrained by limited load capacity on existing U.S. Check-Registered Trademark- routes which typically operate at night four days a week. The Company intends to purchase aircraft to provide additional capacity for the delivery of canceled bank checks and small packages. The Company believes significant opportunities exist for expanding its small package delivery business by more aggressively marketing the TIMEXPRESS-Registered Trademark- brand-name and by contracting to deliver for some of the national overnight package delivery companies whose infrastructures cannot be easily modified to meet same-day/same-night or pre-8:00 a.m. delivery deadlines.


    PURSUE STRATEGIC ACQUISITION OPPORTUNITIES. The fragmented nature of the air and ground package delivery industry, outside of the major national carriers, provides the Company with opportunities for strategic acquisitions. The Company believes that it is well-positioned to consolidate regional air freight operators and ground couriers by acquiring high-quality candidates. The Company would like to expand its delivery network through the acquisition of other air delivery companies and additional aircraft serving new routes. In addition, by acquiring companies in markets where the Company already has a presence, management expects to recognize substantial operating advantages by consolidating overlapping delivery routes. The Company believes it has a demonstrated expertise in evaluating acquisition opportunities based on the potential for revenue growth and profitability, as well as a proven track record for efficiently integrating such acquisitions.

AIRCRAFT FLEET


    The Company operates a fleet of 81 aircraft, of which 70 are owned and the remainder are leased from unrelated third party lessors. The Company's fleet was comprised of the following aircraft at May 1, 1996:


                                                                  MAXIMUM       MAXIMUM       MAXIMUM
                                                                PAYLOAD(1)     RANGE(2)      SPEED(3)
AIRCRAFT TYPE                                      NUMBER         (LBS.)      (N. MILES)      (KNOTS)
- ----------------------------------------------  -------------  -------------  -----------  -------------
Learjets, Model 35............................            8          4,200         2,000           440
Learjets, Model 35A...........................            9          4,200         2,000           440
Learjets, Model 25............................            6          3,500         1,000           440
Piper Navajo Chieftain........................            9          1,500           800           175
Piper Aerostar................................           14          1,000           900           190
Beech Baron...................................           25          1,000           700           180
Cessna 310....................................           10            900           600           170

- ------------------------
(1) Maximum payload in pounds for a one-hour flight plus required fuel reserves.

(2) Maximum range in nautical miles, assuming zero wind, full fuel and full payload.

(3) Maximum speed in knots, assuming full payload.

    The Learjet is among the most reliable, fastest and most fuel-efficient small jet aircraft available in the world. The 30-series Learjets allow the Company to carry up to 4,200 pounds of cargo in certain lane segments. The 30-series also allows for non-stop lane segments of up to 2,000 miles within the Company's network. These Learjets also meet all Stage 3 noise requirements currently being implemented across the country. The Learjet 25 is a smaller aircraft with slightly smaller payload and range capabilities. The Company intends to phase-out these aircraft and replace them with the more efficient Lear 35 or other Stage 3 aircraft.

    The Company's Learjet fleet provides it with nationwide connectivity. Long lane segments from all corners of the nation converge on the Company's hub in Columbus, as well as "mini-hubs" located in Atlanta, Chicago, Charlotte, Dallas, Denver, Des Moines and New York. Smaller, light twin engine aircraft typically provide service to the various "spoke" cities in the Company's network, which include virtually all of the nation's large metropolitan areas.

    The Company acquires and operates pre-owned aircraft, typically between 15 and 20 years old. These aircraft are reasonably priced and are relatively modern, as they have undergone no significant design changes in the last 20 years. Further, when appropriately maintained (the Company performs its own major airframe inspections and overhauls on its aircraft fleet), these aircraft show little or no evidence of erosion in either performance or safety.

OPERATIONS

    The   Company  provides   to  its  customers   complete  transportation  and
informational services for national distribution of canceled bank checks and small packages. Operations include over 13,000 nightly deliveries in over 40 states, flying over 85,000 miles per night. The Company's ground and air infrastructure includes the following key elements:

GROUND OPERATIONS

    The first major component of the Company's ground operations involves the pick-up of shipments for delivery, as well as bar code scanning for data entry into the Company's ComCheck-SM- and OnTime-SM- management information systems. Upon delivery to the originating airport, the Company's ground crews load shipments into U.S. Check-Registered Trademark- aircraft for delivery. The Company's ground personnel are trained in proper freight handling techniques, and wear safety belts when appropriate to minimize the risk of injury. At the Company's hub in Columbus, aircraft fueling operations include trained fuelers and ground support equipment including six fuel trucks and approximately 86,500 gallons of fuel storage capacity. The Company provides training for ground support personnel on an ongoing basis, including emergency procedures. The Company's main sort facility is also in Columbus, with approximately 80 associates loading and unloading aircraft and fine sorting shipments to their final destination. These processes are all controlled by the Company's central dispatch, which is also located in Columbus.

    VEHICLES. The Company operates a fleet of 87 ground transportation vehicles, all of which are owned by the Company. The Company utilizes a computerized system for monitoring vehicle maintenance and conducts in-house training sessions throughout the year to maximize safety. Vehicles range in size from passenger cars to full-size vans, depending on the market being serviced. In some situations, Company drivers may utilize their own vehicles, in which case they are reimbursed for direct vehicle expenses. In addition, where appropriate, the Company utilizes over 350 independent contractors to further augment its ground delivery network.


    DRIVERS. The Company employs 206 full and part-time drivers, which constitute approximately 33% of its workforce. The ground courier industry has typically experienced a high turnover rate, which the Company has mitigated over time by offering health insurance and other benefits to its drivers.


    INDEPENDENT CONTRACTORS. In certain situations where management has deemed cost-effective and appropriate, the Company has utilized the services of independent contractors. From time to time, federal and state authorities have sought to assert that independent owner/operators in the transportation industry are employees, rather than independent contractors. The Company believes that independent contractors utilized by the Company are not employees under existing interpretations of federal and state laws. In order to avoid such issues, the Company will continue to attempt to assure that its arrangements with independent contractors are structured so that they will not be deemed to be employees.

    FUELING.   The Company's PDQ division  provides aircraft fueling and parking for certain of its customers at its facility in Columbus. This division accounts for approximately 1% of the Company's annual revenues.

FLIGHT OPERATIONS

    The Company's flight operations are headquartered in Columbus. The Company hires and trains its pilots, requiring each to attend a Company-run, two-week training program. This flight school includes training on the Company's flight simulator prior to any actual flight time. Additionally, new pilots typically apprentice as co-pilots in order to gain familiarity with the U.S. Check-Registered Trademark- route system and the unique demands of night flying. Periodic simulator training and ongoing cockpit resource management training provide the Company's pilots with updated techniques and safety methods. The Company believes it has the highest level of training provided by any operator of similar aircraft in the nation.


    AIRCRAFT MAINTENANCE. Aircraft maintenance is also headquartered in Columbus. This facility operates 24 hours a day, 365 days a year. The Company employs 72 experienced aircraft and avionics technicians in four separate locations across the country (Columbus, Denver, Hartford and Minneapolis), performing all levels of maintenance from 100-hour inspections on its light twin engine aircraft to 7,200-hour/12-year inspections on its fleet of Learjets. These technicians also perform several types of periodic engine inspections and overhauls. In conjunction with Learjet, Company personnel have developed revised and enhanced inspection programs for its Learjet fleet, which the Company believes has provided a superior inspection process at reduced cost. Avionics trouble-shooting and repair, done internally by the Company since 1989, provide for maximum efficiency and minimum aircraft downtime for its entire fleet. The Company currently utilizes the services of Garrett Aviation exclusively for major period inspections and core overhauls of its 30-series Learjets.


    DISPATCH. The Company's central dispatch function ties together all components of the air operation. Departure and arrival times are continuously updated, and weather conditions throughout the nation are constantly monitored. Company dispatchers remain in constant contact with pilots, outbased hub managers, fuelers and maintenance and ground delivery personnel to ensure that no gaps exist in the Company's delivery process.

    ROUTE SCHEDULING. The scheduling of aircraft within the Company's route system is determined by the concentration of the Company's bank customers in particular metropolitan areas. Currently the Company operates between 85 cities each working day. Revisions, additions and deletions of routes occur when the
Company adds new customers or determines that load factors necessitate additional aircraft on a particular lane segment.

DELIVERY SERVICES

    The Company provides complete transportation and informational services for its customers in the U.S. banking industry, serviced by its U.S. Check-Registered Trademark- division, as well as its small package delivery customers, serviced by its TIMEXPRESS-Registered Trademark- division. Although the services are provided by one air transportation system, providing significant economies of scale, each customer base receives customized service to meet its particular delivery needs.

    CANCELED BANK CHECK DELIVERY SERVICES. A typical shipment of canceled bank checks is picked up from the sending bank by a Company courier. Shipments are pre-sorted by bank personnel and bundled as to final destination using Company-supplied, color-coded bags. The shipment is then transported to the local airport where it enters the Company's air transportation system and is scanned via bar code technology, which reads information pertaining to the shipper, receiver, airbill number and applicable deadline. This data is then promptly downloaded into the Company's ComCheck-SM- computer system, where it is available to the Company's customer service representatives ("CSRs").


    Upon arrival at the Company's Columbus hub or one of the Company's mini-hubs, the shipment is off-loaded, sorted by destination and reloaded onto the Company's aircraft. At the destination city, the shipment is off-loaded for the final time and delivered by Company courier to the receiving bank or Federal Reserve branch. When delivered, the shipment is once again scanned and promptly downloaded into the Company's computer system. Delivery information for all shipments is then available on-line to the Company's customer base as well as the CSRs. The Company's customer service department is available to handle any inquiries, discrepancies or supply requests, as well as provide proof of delivery documentation, all of which are value-added features of the Company's service.


    The Company provides delivery service for three sets of banking industry deadlines. The U.S. Check-Registered Trademark- "Basic" program, which has a 9:30 p.m. -- 10:00 p.m. hub time in Columbus, provides delivery service between 12:01 a.m. and 2:00 a.m. to approximately the northeastern third of the nation. The "Premium" program, which has an 11:00 p.m. -- 11:30 p.m. hub time in Columbus and Charlotte, provides delivery service at approximately 3:00 a.m. to the eastern half of the nation. Finally, the U.S. Check-Registered Trademark- "City" program, which has a 4:00 a.m. -- 5:30 a.m. hub time in Columbus, provides delivery service at approximately 8:00 a.m. to all cities served by the U.S. Check-Registered Trademark-network. The Company prices these services based on the tier of service and by the pound on a customer by customer basis.


    SMALL PACKAGE DELIVERY SERVICES. The Company's TIMEXPRESS-Registered Trademark- delivery service utilizes the same transportation network as the U.S. Check-Registered Trademark- bank delivery system, which enables TIMEXPRESS-Registered Trademark- to offer to its customers late pick-up and early delivery times. A typical TIMEXPRESS-Registered Trademark- shipment is either picked up by a Company courier or delivered to the airport by the customer, at which point shipment information, including shipper, receiver and airbill number, is entered into the TIMEXPRESS-Registered Trademark- OnTime-SM-computer system. The shipment then enters the Company's air transportation network. Upon arrival at its destination city (having gone through sorting and transportation procedures similar to the Company's bank shipments), the shipment is off-loaded and delivered to its destination by Company personnel or independent contractors. Upon delivery, the shipment information is again noted with consignee information and promptly entered into the OnTime-SM- system, which again provides on-line and Internet access for TIMEXPRESS-Registered Trademark- customers.


    The Company also provides airport-to-airport service for certain of its customers, including UPS, FedEx and other consolidating freight forwarders. This service does not typically require the same level of information reporting, but fills a significant need for these TIMEXPRESS-Registered Trademark- customers whose infrastructures cannot be easily modified to meet same-day, same-night or pre-8:00 a.m. delivery deadlines.

CUSTOMERS

    The highly specialized needs of the Company's customer base combined with the Company's performance level over the years have resulted in a high level of customer retention for both U.S. Check-Registered Trademark- and
TIMEXPRESS-Registered Trademark-. This customer retention level, in turn, creates a level of stability in the Company's revenue base that allows for product development and continued dedication of resources to providing the highest possible level of service to customers in the U.S. banking industry and other small package delivery customers.

    U.S. BANKING INDUSTRY. The banking industry, including commercial banks, savings banks and Federal Reserve banks, represents the Company's largest category of customers and in 1995 accounted for approximately 86% of the

Company's revenues. This customer list represents 92 of the nation's 100 largest bank holding companies. The Company provides daily service (four nights per week) for its entire customer base, and has contracts with many of its large customers. The Company's time-critical canceled check delivery service enables the Company's banking customers to offer competitive services, products and pricing. No single customer accounted for more than 10% of the U.S. Check-Registered Trademark- division's fiscal 1995 revenues.

    SMALL PACKAGE DELIVERY CUSTOMERS. The Company's TIMEXPRESS-Registered Trademark- small package delivery system accounted for approximately 12% of the Company's revenues in 1995. Customers for this service include industrial and service corporations, medical companies, UPS, FedEx and consolidating freight forwarders. Similar to the Company's banking industry customers, its small package delivery customers tend to be nightly shippers, with a high level of retention. No single customer accounted for more than 10% of the TIMEXPRESS-Registered Trademark- division's fiscal 1995 revenues.

    OTHER CUSTOMERS. The remainder of the Company's billing base is provided from fuel sales at the Company's facility at Columbus. No single customer accounted for more than 10% of the Company's other fiscal 1995 revenues.

CUSTOMER SERVICE

    The Company's customer service department helps to provide many of the Company's value-added features. In addition to providing prompt, courteous replies to all customer inquiries utilizing a common tone of service, the CSRs help provide proof of delivery documentation when required, assist with ordering supplies and provide prompt shipment tracking information when requested. The Company's management information systems assist in the customer service function in many ways, including: (i) shipment and delivery information is available on-line, via the utilization of bar code technology, to both banking and small package customers through ComCheck-SM- and OnTime-SM-, respectively; (ii) current and historical (dating back as far as 45 days) proof-of-delivery documentation can be requested and provided on-line through the ComCheck-SM- and OnTime-SM- systems; (iii) supplies can be ordered on-line through ComCheck-SM- and OnTime-SM-, providing a user-friendly environment for the Company's customers; (iv) OnTime-SM- performance data is reviewed constantly by management, graphed and reported quarterly for trend monitoring purposes, so that any fluctuations in customer service can be addressed immediately; (v) the Company's dispatch function includes the ability to relay all relevant shipper information on-line throughout the organization, assuring a smooth dissemination of information regarding special pick-ups and deliveries; and (vi) internal management reports include load factor analysis and capacity reporting, so the Company can modify the network as appropriate to provide additional lift where demanded by customers. All relevant information referred to above is available on-line to the Company's CSRs who are then empowered to keep the Company's customer base fully informed on a prompt basis.

MARKETING

    The Company has typically marketed directly to its bank customer base, with little need for national advertising. Banking industry sales efforts have included assisting in the design of customized clearing systems for bank customers which match the appropriate aircraft with the bank's needs for more processing time or specific deadlines sought by the sending bank. Marketing efforts in this area have included promotion of the NCHA. The success of the NCHA has had a complementary effect on the Company, as more checks are now transported through the private sector.

    The Company has been an exhibitor at numerous industry trade shows such as the Bank Administration Institute ("BAI") Float Management Conference, the BAI Check Processing Conference and the Air Courier Conference of America. This process has enabled the Company to maintain close contact with its customer base.

    Small package delivery services have also typically been directly marketed to companies requiring this unique, specialized service, as well as to consolidating freight forwarders and national integrated carriers such as FedEx and UPS. This approach has enabled the Company to direct volume to lane segments with space available. The Company feels opportunities for expansion exist in this area, and it will aggressively develop this level of service through an expanded sales force and more aggressive promotion of the TIMEXPRESS-Registered Trademark- brand name.

HUMAN RESOURCES

    The Company believes it has achieved a significant competitive advantage within its industry through its major commitment to human resources. All levels of the Company's management strive to operate within the spirit of the Company's core values, which are: (i) Honesty, Integrity, Trust and Respect -- the Company believes its customers expect these qualities and the Company strives to deliver them; (ii) Accountability -- the Company believes its associates are accountable to the customer in the marketplace, to peers in the workplace and, ultimately, to God; (iii) Open and Free Communication -- the Company strives to communicate from the bottom to the top, from the top down, and with the marketplace; by providing a medium for involvement, creativity and encouragement for all its people and the customer; (iv) Team Management Style with Shared Responsibilities -- the Company strives to delegate the decision-making process as far down as possible, encouraging involvement and shared responsibilities; and (v) Quality Performance -- the Company's goal is simple: to be the best, by focused teamwork with self-policing, quality-controlled systems and hiring and educating the best personnel available, and then motivating and compensating them appropriately.

    Additionally, representatives of the Company's human resources team periodically travel throughout the country to the Company's outbase facilities to help ensure compliance with the Company's core values and other personnel policies. All Company personnel are part of a Company-wide drug-testing program. Management believes this program, which goes beyond the requirements of the Company's regulators, helps to ensure the highest possible performance levels. The Company also conducts random drug and alcohol testing in compliance with Federal Aviation Administration regulations. Management training and professional development seminars are periodically held for, and attended by, all levels of Company personnel. The Company also aggressively compensates for performance, with excellent performance recognized and rewarded through incentive-based compensation.

ASSOCIATES

    The chart below summarizes the three-year history of the Company's workforce. The Company's associates are not represented by any unions or covered by any collective bargaining agreements. The Company has experienced no work stoppages and believes that its relationship with associates is good.


                                                                            AT MARCH 31,
                                                                -------------------------------------
DEPARTMENT                                                         1994         1995         1996
- --------------------------------------------------------------     -----        -----        -----
Management/Administration.....................................         103          117          111
Flight........................................................         118          123          124
Maintenance...................................................          70           71           72
Driver/Courier/Ramp/Sort......................................         233          292          314
                                                                        --           --           --
    Total.....................................................         524          603          621
                                                                        --           --           --
                                                                        --           --           --


PROPERTIES AND FACILITIES

    The Company operates ground courier facilities at 40 locations. The land and building used for the Company's headquarters, located in Columbus, Ohio, are leased from Gerald G. Mercer under a lease agreement which expires on February 29, 2000. Mr. Mercer owns the building and leases the land from The Port Authority of Columbus under a 25-year lease which expires on December 31, 2009, subject to a 20-year renewal option. The building currently has 80,000 square feet, of which the Company leases approximately 73,000 square feet. The Company's headquarters is currently used for operations, aircraft maintenance, vehicle maintenance, general and administrative functions, and training. In addition, several facilities also contain or are primarily used for storage and warehouse space. See "Certain Relationships and Related Party Transactions -- Lease of Company Headquarters."

    The Company operates at numerous locations throughout the country. The mini-hub locations generally include an office and/or a section of the lessor's hangar or ramp that is allocated to the Company.


    The Company's facilities rental expense for the fiscal year ended September 30, 1995, and six months ended March 31, 1996, was approximately $1.5 million and $0.8 million, respectively. For additional information concerning the Company's leases, see the Company's Financial Statements included elsewhere herein.


COMPETITION

    The air and ground courier industry is highly competitive. The Company's primary competitor is the Federal Reserve's ITS. The actions of the Federal Reserve are regulated by the Monetary Control Act, which, in summary, requires the Federal Reserve to price its services at actual cost plus a private sector adjustment factor of 7%. The

Company believes that the purpose of the Monetary Control Act is to curtail the possibility of predatory pricing by the Federal Reserve when it competes with the private sector. No assurance beyond the remedies of law can be given that the Federal Reserve will comply with the Monetary Control Act.

    In the private sector, there are a large number of smaller, regional carriers that transport canceled checks, none with a significant interstate market share. The two largest private sector air carriers, FedEx and UPS, both carry canceled checks where the deadlines being pursued fit into their existing system, but this has not represented a significant market share of this industry segment to date. The Company provides customized service for its customer base, often with later pick-ups and earlier deliveries than the large, national carriers. Both FedEx and UPS utilize the Company's transportation network for certain situations where they require customized service. No assurance can be provided that FedEx, UPS or any other large national carrier will not attempt to compete more directly with the Company in the future.

    The Company competes with commercial airlines and numerous other carriers in its small package transportation business. The Company's market share in this industry is less than 1%. The Company believes that this market represents a significant expansion opportunity. The Company also has a minor presence in the same-day or next-flight-out industry. The Company believes that there are a number of competitors in this industry, including FedEx and UPS. To the extent the Company elects to increase its presence in the same-day industry, it will compete against these companies. The Company will emphasize its information technology, competitive pricing and historically high on-time performance levels to compete in this market.

REGULATION

    The Company is regulated under Part 135 of the Federal Aviation Regulations by the Federal Aviation Administration. In connection with the operation of Company vehicles and aircraft, the Company is subject to regulation by the U.S. Department of Transportation with respect to the handling of hazardous materials. The Company holds nationwide general commodities authority from the Interstate Commerce Commission to operate as a common carrier on an interstate basis within the contiguous 48 states. The Company's delivery operations are subject to various state and local regulations, and, in many instances, require permits and licenses from state authorities.

    The Company believes that it has all permits, approvals and licenses required to conduct its operations and that it is in compliance with applicable regulatory requirements relating to its operations. Failure of the Company to comply with the applicable regulations could result in substantial fines or possible revocation of one or more of the Company's operating permits.

LEGAL PROCEEDINGS

    There are no pending legal proceedings involving the Company other than routine litigation incidental to the Company's business. In the opinion of the Company's management, such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition.

TRADEMARKS

    The Company utilizes various service marks, trademarks and tradenames in connection with its services. While the Company considers its service marks, trademarks and tradenames to be important in the conduct of its business, the business of the Company is not dependent on any individual service mark, trademark or tradename.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth certain information as of May 6, 1996, regarding each of the Company's directors and executive officers:



          NAME                AGE                                 POSITION
- ------------------------      ---      --------------------------------------------------------------
Gerald G. Mercer                  48   Chairman of the Board, President and Chief Executive Officer
Eric P. Roy                       41   Director, Executive Vice President, Treasurer, Chief Operating
                                        Officer and Chief Financial Officer
Glenn M. Miller                   49   Vice President, Operations
Charles A. Renusch                54   Vice President, Sales
Guy S. King                       43   Vice President, Sales
Lincoln L. Rutter                 39   Vice President, Sales
Kendall W. Wright                 48   Vice President, Sales
William R. Sumser                 40   Vice President, Finance, Controller and Secretary
Donald D. Strench                 39   Vice President, Corporate Development
Adele Mercer                      41   Director
Tony C. Canonie, Jr.              49   Director nominee
Russell M. Gertmenian             48   Director nominee
J.F. Keeler, Jr.                  55   Director nominee


    Upon the closing of the Offering, the Company anticipates that Ms. Mercer will resign as a director and the size of the Board of Directors will be increased to seven. The Company has reached an agreement with Messrs. Canonie, Gertmenian and Keeler to join the Board of Directors upon the closing of the Offering. Mr. Gertmenian, a partner with Vorys, Sater, Seymour and Pease, has served as the Company's principal outside counsel since 1988. Messrs. Canonie and Keeler have no other affiliation with the Company. It is anticipated that Messrs. Canonie, Gertmenian and Keeler will be appointed to serve, at least initially, as members of the Compensation and Audit Committees of the Board of Directors, which committees will be created upon the closing of the Offering.

    Additionally, as soon as practicable following the closing of the Offering, the Company intends to appoint two additional independent directors who have no other affiliation with the Company.

    GERALD G. MERCER has served as Chairman of the Board, President and Chief Executive Officer of the Company since founding the Company in 1974. Mr. Mercer led the negotiations for the successful acquisitions of WIE and Air Continental, Inc. in 1988 and 1989, respectively. He served as President of the Michigan Association of Aviation Businesses in 1986, and has been a member of the Young Presidents' Organization since 1986. Mr. Mercer has been a guest speaker at several major universities throughout the country.

    ERIC P. ROY has been a Director of the Company since 1994 and has served as Chief Financial Officer of the Company since 1986. Mr. Roy was named Executive Vice President and Chief Operating Officer in 1991. Prior to 1986, Mr. Roy served as Controller, Treasurer and President of Air Freight Services, Inc., a controlled group of 12 aviation-related companies. Mr. Roy assisted in negotiating and arranged financing for the acquisitions of WIE and Air Continental, Inc.

    GLENN M. MILLER has served as Vice President, Operations for the Company since 1975. Mr. Miller successfully coordinated all operational details involved in the acquisitions of WIE and Air Continental, Inc.

    CHARLES A. RENUSCH has served as Vice President, Sales (Northeast Region) for the Company since 1980. Prior to joining the Company, Mr. Renusch was responsible for Bank Float and Transportation for the National Bank of

Detroit, N.A. Mr. Renusch designed the net settlement process utilized by the Check Express System, which currently settles over four million transactions per business day. See "Certain Relationships and Related Party Transactions -- Float Control, Inc./CHEXS Partnership."

    GUY S. KING has served as Vice President, Sales (TIMEXPRESS-Registered Trademark-) for the Company since 1989. Prior to 1989, Mr. King served the Company in numerous functions dating back to 1976, including dispatch and pilot, before eventually founding the Company's TIMEXPRESS-Registered Trademark- small package transportation department in 1984. Mr. King has served on the Board of Directors of the Air Courier Conference of America since 1993.

    LINCOLN L. RUTTER has served as Vice President, Sales (West Region) for the Company since 1988. Prior to joining the Company, he served as Vice President of Sales of WIE, as well as Float Manager for Colorado National Bank of Denver.

    KENDALL W. WRIGHT has served as Vice President, Sales (Southeast Region) for the Company since 1988. Prior to joining the Company, he served as Vice President of Sales for WIE.

    WILLIAM R. SUMSER has served the Company as Vice President and Secretary since March 1996, as Controller since 1988 and as Assistant Vice President from 1988 through March 1996. Mr. Sumser has a total of 18 years of financial experience, and is responsible for the Company's daily cash management, financial reporting and purchasing functions.


    DONALD D. STRENCH has served as Vice President, Corporate Development for the Company since April 1996. Prior to joining the Company, Mr. Strench served in various financial positions for American Airlines, Inc. between September 1986 and March 1996, including Vice President, Corporate Development.


    ADELE MERCER has been a director of the Company since 1994. Ms. Mercer is the wife of Mr. Mercer.

    TONY C. CANONIE, JR. has been nominated and has agreed to serve as a Director of the Company commencing upon the closing of the Offering. Since 1990, Mr. Canonie has served as Chief Executive Officer of Canonie Ventures Inc., a venture capital and advisory services firm specializing in the waste industry. From 1989 to 1990, Mr. Canonie served as Chief Executive Officer of Grace Environmental Inc., a subsidiary of W.R. Grace & Co.

    RUSSELL M. GERTMENIAN has been nominated and has agreed to serve as a Director of the Company commencing upon the closing of the Offering. Mr. Gertmenian has been a partner of Vorys, Sater, Seymour and Pease since 1979 and currently serves as a member of such firm's Executive Committee. Mr. Gertmenian is a director of Liqui-Box Corporation, a manufacturer of flexible plastic packaging systems.

    J.F. KEELER, JR. has been nominated and has agreed to serve as a Director of the Company commencing upon the closing of the Offering. Mr. Keeler is President, Chief Executive Officer and Chairman of the Board of The Fishel Company, a national utilities construction firm, which he first joined in 1967. Mr. Keeler is a director of Bank One, N.A. and serves on the Board of Directors of the Columbus Chamber of Commerce.

    Directors of the Company are elected annually. Officers of the Company are elected annually and serve at the discretion of the Board of Directors.

COMPENSATION OF THE BOARD OF DIRECTORS


    Directors who are officers or associates of the Company will receive no additional compensation for their services as members of the Board of Directors or as members of Board committees. Directors who are not officers or associates of the Company will be paid a quarterly fee of $1,500, as well as additional fees of $1,000 for each meeting of the Board or of a Board committee attended by such Director. The Company's Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service as directors, including travel expenses. In addition, pursuant to the Incentive Stock Plan, each Director will receive an annual option to purchase 2,000 Common Shares.


COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth certain information regarding cash and non-cash compensation paid by the Company during the fiscal year ended September 30, 1995, to the Company's Chief Executive Officer, and to each of the Company's four other most highly compensated executive officers whose salary and bonus exceeded $100,000

(collectively, the "Named Executive Officers"), during such year. The Company did not grant any stock options or restricted stock awards to any of the Named Executive Officers during the 1995 fiscal year, and the dollar value of perquisite and other personal benefits, if any, received by each of the Named Executive Officers in fiscal year 1995 was less than established reporting thresholds.

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL COMPENSATION
                                                                       ------------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                                              SALARY       BONUS       COMPENSATION(1)
- ---------------------------------------------------------------------  ----------  ------------  -----------------
Gerald G. Mercer ....................................................  $  826,376  $  1,161,333     $     6,022
 Chairman of the Board, President and Chief Executive Officer
Eric P. Roy .........................................................     129,332       167,646          59,363
 Executive Vice President, Chief Financial Officer and Chief
 Operating Officer
Glenn M. Miller .....................................................     129,332       235,681         146,787
 Vice President, Operations
Charles A. Renusch ..................................................     129,332       201,232         147,173
 Vice President, Sales
Guy S. King .........................................................     129,332       144,857          31,380
 Vice President, Sales

- ------------------------
(1) "All Other Compensation" for the Named Executive Officers consists of amounts contributed by the Company to the accounts of the Named Executive Officers under the Savings Plan (as defined below) and, except with respect to Mr. Mercer, amounts paid pursuant to the Deferred Compensation Agreements. See "-- Section 401(k) Savings Plan" and "Certain Relationships and Related Party Transactions -- Deferred Compensation Agreements."


    Following the closing of the Offering, the Company expects to restructure the compensation arrangements with its executive officers. The Company expects that (i) the annual base salaries for Messrs. Mercer, Roy, Miller, Renusch and King will be approximately $400,000, $275,000, $200,000, $200,000 and $200,000,
respectively, and (ii) such officers will receive bonus compensation based upon the achievement of certain performance objectives. It is currently contemplated that such bonus compensation will not exceed 60% of annual base salaries. The Company expects that annual base salaries for the four other executive officers will be approximately $200,000 plus similar performance-based bonuses. The Company believes that any bonuses will be in line with comparable companies, and any arrangements will be subject to final Compensation Committee approval. The final terms of any such restructured arrangements could differ from those described above.



    Other than the Incentive Stock Plan (described below), which was adopted by the Board of Directors and approved by the shareholders of the Company on May 1, 1996, and the Stock Purchase Agreements with seven executive officers, which will be terminated upon the closing of the Offering, the Company has no stock option or stock purchase plans. Except for the automatic grants to non-associate Directors, no grants have been made or approved under the Incentive Stock Plan. See "-- Incentive Stock Plans" and "Certain Relationships and Related Party Transactions -- Stock Purchase Agreements."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company has never had a Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers of the Company were made by the Company's Chief Executive Officer. The Board of Directors will establish a Compensation Committee upon the closing of the Offering.

INCENTIVE STOCK PLAN

    The  purpose  of the  AirNet Systems,  Inc. 1996  Incentive Stock  Plan (the
"Incentive Stock Plan") is to attract and retain key personnel, including consultants and advisors to and directors of the Company, and to enhance their interest in the Company's continued success and to allow all associates an opportunity to have an ownership interest in the Company.


    The Incentive Stock Plan provides for the grant of incentive and nonqualified stock options, restricted stock and performance shares (individually, an "Award" or, collectively, "Awards"). In addition, the Incentive Stock Plan provides for the purchase of Common Shares through payroll deduction by all associates of the Company who have satisfied certain eligibility requirements. No Award under the Incentive Stock Plan may be granted after May 1, 2006. The maximum number of Common Shares available to be issued under the Incentive Stock Plan is 1,150,000. The maximum number of Common Shares for which certain individuals (the Chief Executive Officer and the four other highest paid officers) may receive options (incentive and non-qualified) is limited to 50,000 Common Shares over a one-year period. The Common Shares to be delivered under the Incentive Stock Plan will be made available from the authorized but unissued Common Shares or from Common Shares held in treasury. The Incentive Stock Plan contains customary provisions with respect to adjustments for stock splits and similar transactions and the rights of participants upon mergers and other business combinations.


    The Incentive Stock Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"), on which only non-associate directors who are "disinterested" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may serve. The Committee has the discretion to select from among eligible associates those to whom Awards will be granted and determine the terms and conditions applicable to each Award. With respect to all non-executive officers (I.E., associates who are not subject to the provisions of Section 16 of the Exchange Act), the Company's Chief Executive Officer may make recommendations to the Committee. The Committee also has the sole and complete authority to interpret the provisions of the Incentive Stock Plan. The Committee's decisions will be binding on the Company and the participants in the Incentive Stock Plan. Key associates of, and consultants and advisors to, the Company and any future subsidiaries who can make substantial contributions to the successful performance of the Company are eligible to be granted Awards under the Incentive Stock Plan. It is anticipated that the Committee's determinations of which eligible individuals will be granted Awards and the terms thereof will be based on each individual's present and potential contribution to the success of the Company and its subsidiaries. The approximate number of persons initially eligible to receive Awards under the Incentive Stock Plan has not yet been determined. Further, the Incentive Stock Plan provides that associates will be given the opportunity to purchase additional Common Shares through a payroll deduction program. The Incentive Stock Plan also provides that, on an annual basis and without any further action by the Committee or the Board, the Company will grant director options, as described below, to each non-associate director of the Board.

    STOCK OPTIONS. The Committee may grant non-qualified stock options to associates, advisors and consultants but may grant incentive options only to associates. The Committee has discretion to fix the exercise price of such options, which, in the case of an incentive stock option, may not be less than the fair market value of the Common Shares at the date of grant. In the case of an incentive stock option granted to a 10% shareholder of the Company, the exercise price may not be less than 110% of the fair market value of the Common Shares at the date of grant. The Committee also has broad discretion as to the terms and conditions under which options will be exercisable. Incentive stock options will expire not later than ten years after the date on which they are granted (or five years in the case of an incentive stock option granted to a 10% shareholder of the Company). The exercise price of the options may be satisfied in cash or, in the discretion of the Committee, by exchanging Common Shares owned by the optionee, or by a combination of the preceding.


    DIRECTOR OPTIONS. Under the Incentive Stock Plan, each director who is not an associate of the Company or of a subsidiary, and who was not a director of the Company on May 1, 1996, will receive, on the first business day after each annual meeting of shareholders, provided that the director continues to serve on the Board on such date, a grant of a non-qualified stock option to purchase 2,000 Common Shares at an exercise price equal to the fair market value of the Common Shares on the date of grant. A director option will be exercisable until the earlier of (i) the tenth anniversary of the date of grant and (ii) three months (one year in the case of a director who becomes disabled or dies) after the date the director ceases to be a director, provided, however, that if a director ceases to be a director after having been convicted of, or pled guilty to, a felony, the director option will be canceled on the date the director ceases to be a director. The exercise price of the director options may be satisfied in cash or, in the discretion of the Committee, by exchanging Common Shares owned by the director, or by a combination of cash and Common Shares.

    RESTRICTED STOCK AWARDS. An award of restricted stock is an Award of Common Shares that is subject to such restrictions as the Committee deems appropriate, including forfeiture conditions and restrictions on transfer for a period specified by the Committee. Awards of restricted stock may be granted under the Incentive Stock Plan for or without consideration. Restrictions on restricted stock may lapse in installments based on factors selected by the Committee. The Committee, in its sole discretion, may waive or accelerate the lapsing of restrictions in whole or in part. Prior to the expiration of the restricted period, except as otherwise provided by the Committee, a participant who has been granted restricted stock will, from the date of grant, have the rights of a shareholder of the Company in respect of such Common Shares, including the right to vote such Common Shares and to receive dividends and other distributions thereon, subject to the restrictions set forth in the Incentive Stock Plan and in the instrument evidencing such Award. The shares of restricted stock will be held by the Company, or by an escrow agent designated by the Company, during the restricted period and may not be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions have lapsed. The Committee has authority to determine the duration of the restricted period and the conditions under which restricted stock may be forfeited, as well as the other terms and conditions of such awards.

    PERFORMANCE SHARE AWARDS. A performance share award is an Award of a number of units that represent the right to receive a specified number of Common Shares or cash, or both, upon satisfaction of certain specified performance goals, subject to such terms and conditions as the Committee determines. Performance Awards will be earned to the extent such performance goals established by the Committee are achieved over a period of time specified by the Committee. The Committee has discretion to determine the value of each performance Award, to adjust the performance goals as it deems equitable to reflect events affecting the Company or changes in law or accounting principles or other factors, and to determine the extent to which performance Awards that are earned may be paid in the form of cash, Common Shares or a combination of both.

    STOCK PURCHASE PLAN. Periodically, all associates of the Company who have at least one year of service with the Company will be given the opportunity to purchase Common Shares under the Incentive Stock Plan through a payroll deduction program. Pursuant to this program, associates will be able to purchase Common Shares at a price equal to between 85% and 100% of fair market value. Certain restrictions contained in Section 423 of the Code apply to this payroll deduction program, including a limitation on the maximum value of Common Shares that may be purchased by an individual associate in any calendar year. Upon purchase of Common Shares through payroll deduction, the Company will issue share certificates to the participating associates.

    The Committee has broad discretion as to the specific terms and conditions of each Award and any rules applicable thereto, including the effect, if any, of a change in control of the Company. The terms of each Award are to be evidenced by a written instrument delivered to the participant. The Common Shares issued under the Incentive Stock Plan are subject to applicable tax withholding by the Company which, to the extent permitted by Rule 16b-3 under the Exchange Act, may be satisfied by the withholding of Common Shares issuable under the Incentive Stock Plan. Any Awards granted under the Incentive Stock Plan may not be assigned or transferred except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

    The Incentive Stock Plan may be amended or terminated at any time by the Board of Directors; provided, however, that no such amendment or termination may adversely affect an optionee's or grantee's rights under any Award theretofore granted under the Incentive Stock Plan, except with the consent of such optionee or grantee, and except that no amendment may be made without shareholder approval if the Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval that is required as a prerequisite for exemptive relief from Section 16 of the Exchange Act, for which or with which the Committee determines that it is desirable to qualify or comply.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE INCENTIVE STOCK PLAN

    STOCK OPTIONS. When an optionee exercises a non-qualified stock option, the difference between the option price and any higher fair market value of the Common Shares, generally on the date of exercise, will be ordinary income to the optionee and generally will be allowed as a deduction for federal income tax purposes to the Company. Any gain or loss realized by an optionee on disposition of the Common Shares acquired upon exercise of a non-qualified stock option generally will be capital gain or loss to such optionee, long-term or short-term depending on the holding period, and will not result in any additional tax consequences to the Company. The optionee's basis in the Common Shares for determining gain or loss on the disposition will be the fair market value of such Common Shares determined generally at the time of exercise.

    When an optionee exercises an incentive stock option while employed by the Company or a subsidiary or within three months (one year for death or disability) after termination of employment, no ordinary income will be recognized by the optionee at that time, but the excess (if any) of the fair market value of the Common Shares acquired upon such exercise over the option exercise price will be an adjustment to taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the Common Shares acquired upon exercise of the incentive stock option are not disposed of prior to the expiration of one year after the date of acquisition and two years after the date of grant of the option, the excess (if any) of the sales proceeds over the aggregate option exercise price of such Common Shares will be long-term capital gain, but the employer will not be entitled to any tax deduction with respect to such gain. Generally, if the Common Shares are disposed of prior to the expiration of such periods (a "disqualifying disposition"), the excess of the fair market value of such Common Shares at the time of exercise over the aggregate option price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if realized, would be recognized) will be ordinary income at the time of such disqualifying disposition (and the Company will generally be entitled to a federal income tax deduction in like amount). Any gain realized by the optionee as a result of a disqualifying disposition that exceeds the amount treated as ordinary income will be capital in nature, long-term or short-term depending on the holding period. If an incentive stock option is exercised more than three months (one year after death or disability) after termination of employment, the tax consequences are the same as described above for non-qualified options.

    RESTRICTED STOCK. In the absence of an election by a participant pursuant to Section 83(b) of the Code, the grant of restricted Common Shares will not result in taxable income to the participant or a deduction for the Company in the year of grant. The value of such restricted Common Shares will be taxable to the participant in the year in which the restrictions lapse. Alternatively, a participant may elect to treat as income in the year of grant the fair market value of the restricted Common Shares on the date of grant pursuant to Section 83(b) of the Code, by making the election within 30 days after the date of such grant. If such an election were made, such participant would not be allowed to deduct at a later date the amount included as taxable income if he or she should forfeit the restricted Common Shares to the Company. The Company will generally be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the participant in the year such income is recognized. Prior to the lapse of restrictions, dividends paid on the Common Shares subject to such restrictions will be taxable to the participant as additional compensation in the year received free of restrictions, and the Company will be allowed a corresponding federal income tax deduction.

    STOCK PURCHASE PLAN. Common Shares purchased pursuant to the stock purchase plan at 100% of fair market value will be taxed as if such Common Shares had been acquired on the open market. Therefore, any gain or loss realized by an associate on disposition of the Common Shares acquired pursuant to the stock purchase plan generally will be capital gain or loss to such associate, long-term or short-term depending on the holding period, and will not result in any additional tax consequences to the Company. If an associate purchases Common Shares pursuant to the stock purchase plan at less than 100% of fair market value, then such associate shall treat as ordinary income in the year in which such associate disposes of such Common Shares (or the year closing with such associate's death) an amount equal to the lesser of (i) the excess of the fair market value at the time of such disposition or death over the amount paid for the Common Shares or (ii) the excess of the fair market value of the Common Shares at the time the Common Shares were purchased over the amount paid for the Common Shares.

    SPECIAL  RULES.   Special rules  apply to  a participant  who is  subject to
Section 16 of the Exchange Act. Certain additional special rules apply if the exercise price for a stock option is paid in Common Shares previously owned by the optionee rather than in cash and if the Award is held, following the death of a participant, by the executors of the participant's estate.

SECTION 401(k) SAVINGS PLAN

    The Company maintains a defined contribution savings plan which is intended to qualify under Section 401(k) of the Code (the "Savings Plan"). Under the terms of the Savings Plan, all associates who have worked a minimum of six months for the Company may contribute up to 15% of their annual earnings to the Savings Plan. The Company may elect, in its discretion, to make a matching contribution to the Savings Plan. Currently, the Company's annual matching contributions under the Savings Plan do not exceed 3% of total compensation. In addition, the Company makes profit-sharing contributions on behalf of eligible associates.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LEASE OF COMPANY HEADQUARTERS

    The Company leases approximately 73,000 square feet of office, warehouse and hangar space in Columbus, Ohio (including the Company's headquarters) pursuant to a lease agreement dated June 29, 1988 with Mr. Mercer. Pursuant to the lease agreement, the Company pays base rent of $10.28 per square foot plus operating expenses which were approximately an additional $2.41 per square foot for fiscal 1995. The lease expires on February 29, 2000. The Company paid rent of approximately $592,000, $622,650 and $707,305 in fiscal years 1993, 1994 and
1995, respectively, to Mr. Mercer. The Company believes that the terms of this lease are no less favorable to the Company than those reasonably available from unrelated third parties for comparable space.

WRIGHT AGREEMENT


    In consideration for the agreement of WIE and Donald W. Wright, Sr. not to compete with the Company, the Company entered into the Wright Agreement, which, as amended, provides for annual payments to Donald Wright. Such annual payments are tied to the cash flow and debt to equity ratio of the Company and are subject to certain minimum payment amounts. Pursuant to the Wright Agreement, as amended, such payments are guaranteed through 2018 to Donald Wright during his lifetime in the form of an annuity and upon his death are to be made to Donald Wright's designees. The Company's expenses for payments made to Donald Wright in connection with the Wright Agreement totaled approximately $1.1 million, $1.6 million, $2.1 million and $0.6 million in fiscal years 1993, 1994 and 1995 and the six months ended March 31, 1996, respectively.


    Upon the repurchase of the Donald Wright Warrant by the Company, the Wright Agreement will be terminated in its entirety, and no further payments will be made.

WRIGHT WARRANTS

    Pursuant to the Wright Agreement, and in further consideration for Donald Wright's agreement not to compete with the Company, the Company issued four warrants to purchase in the aggregate 35% of the Company's then outstanding shares of common stock in the event of an initial public offering of the Company's capital stock. Two of such warrants have since been canceled. The remaining warrants, as amended, entitle Donald Wright to purchase 2,483,537 Common Shares (approximately 29.7% of the Common Shares on a fully diluted basis at the time of exercise) for $3,000 and Jeffrey Wright, Donald Wright's son, to purchase 167,227 Common Shares (2.0% of the Common Shares on a fully diluted basis) for $200. On February 26, 1996, Donald Wright transferred the Donald Wright Warrant to the Donald W. Wright, Sr. Family Irrevocable Trust dated December 9, 1994 (the "Wright Trust").

    As amended, the Wright Warrants permit the Wright Trust (as assignee of Donald Wright) and Jeffrey Wright to exercise the Wright Warrants at any time on or after the closing of an initial public offering of the Company's capital stock, provided that such closing occurs prior to July 31, 2018. In addition, the Wright Warrants entitle the Wright Trust and Jeffrey Wright to certain piggyback registration rights in connection with an offering of capital stock by the Company. The Wright Trust and Jeffrey Wright have waived such registration rights in connection with the Offering. The Company has agreed to repurchase the Donald Wright Warrant upon the closing of the Offering for $29.9 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will cancel the

Donald Wright Warrant upon its repurchase. Gerald G. Mercer has agreed to purchase the Jeffrey Wright Warrant upon the closing of the Offering for $2.0 million, or the equivalent of $12.04 per Common Share underlying such warrant, and will exercise the Jeffrey Wright Warrant immediately following such purchase.

    Upon cancellation or exercise, as the case may be, the Wright Warrants shall be terminated in their entirety, including any ongoing registration rights which might otherwise continue.

    In connection with the repurchase and cancellation of the Donald Wright Warrant and the corresponding tax treatment, the Company expects to realize a related tax benefit estimated to be $7.0 million. This tax benefit will be recorded on the Company's balance sheet and may be used against future income of the Company for tax purposes. The tax benefit will have no effect on the Company's income statement currently or for any future period. See "Selected Unaudited Condensed Pro Forma Financial Data" and Note 12 of the Notes to the Company's Financial Statements.

    If the initial public offering price is less than $12.95 per share, the Company will incur a non-recurring expense in the fiscal quarter in which the Company completes the Offering in connection with the repurchase and cancellation of the Donald Wright Warrant and the purchase of the Jeffrey Wright Warrant equal to the difference between $12.95 and the initial public offering price multiplied by 2,650,764. See "Offering Related Transactions -- Non-Recurring Expenses."

STOCK PURCHASE AGREEMENTS

    On April 1, 1994, the Company entered into Stock Purchase Agreements with seven executive officers, including each of the Named Executive Officers other than Mr. Mercer, pursuant to which the executive officers purchased an aggregate of 1,484,908 Common Shares for an aggregate purchase price of approximately $364,000, which was paid by the delivery of promissory notes from the executive officers. Pursuant to the terms of the Stock Purchase Agreements, the executive officers cannot sell their respective Common Shares to any party other than the Company. In the event of certain triggering events, such as termination, death or disability, the Company is obligated to purchase the Common Shares held by a particular executive officer at a price ranging from the net book value of the Common Shares held, if less than the original amount paid, to the appreciation in the book value of the Company from the date the Common Shares were issued to the date of such triggering event. The Stock Purchase Agreements provide that in the event the Company sells all or substantially all of its assets, or if a majority of its voting stock is sold or otherwise disposed of by its shareholders, prior to such a triggering event, the executive officer will receive the fair market value of his Common Shares. As amended, the Stock Purchase Agreements provide that upon the initial public offering of the Common Shares, the redemption provisions will become inapplicable, and the executive officers will be able to sell their Common Shares without limitation, subject to the restrictions imposed by the Securities Act and by the Underwriters. See "Shares Eligible for Future Sale."

    Upon the closing of the Offering, the Stock Purchase Agreements will be terminated, and the promissory notes will be fully paid.

    In connection with the termination of the Stock Purchase Agreements, the Company will incur a non-recurring, non-cash expense of approximately $15.0 million (assuming an initial public offering price of $13.00 per share) in the quarter in which the Offering is closed. This expense will result in a corresponding increase in additional paid-in capital, but will have no effect on total shareholders' equity. See "Offering Related Transactions -- Non-Recurring Expenses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEFERRED COMPENSATION AGREEMENTS

    Between 1986 and 1991, the Company entered into Deferred Compensation Agreements with seven executive officers, including all of the Named Executive Officers other than Mr. Mercer. Pursuant to the Deferred Compensation Agreements, the Company is obligated to pay these executive officers a certain percentage of the increase in the Company's net book value. The accrual of benefits under the Deferred Compensation Agreements was frozen as of March 31, 1994, in connection with the execution of the Stock Purchase Agreements. Distributions since such date have been based on the net book value of the Company as of March 31, 1994. The Company paid deferred compensation to the seven executive officers of approximately $247,000, $546,000 and $308,000 for the 1993, 1994 and 1995 fiscal years, respectively.

    In connection with the Offering and the distribution from the AAA account of the AAA Notes, the seven executive officers have agreed to forego their remaining deferred compensation payments in the aggregate amount of $3.7 million. The Deferred Compensation Agreements will be terminated upon the closing of the Offering.


FLOAT CONTROL, INC./CHEXS PARTNERSHIP


    Float Control, Inc. is a company, owned by certain executive officers of the Company, Donald W. Wright, Sr. and Jeffrey Wright, which owns a 19% interest in Check Exchange System Co. (the "CHEXS Partnership"). The other participants in the CHEXS Partnership are affiliates of The Huntington National Bank and Littlewood, Shain and Company. The CHEXS Partnership operates a national net settlement switch utilized by members of the NCHA, which the CHEXS Partnership helped to found. The national net settlement switch operates as a clearinghouse for NCHA member banks, pursuant to which such banks are able to settle transactions with other NCHA members by utilizing the switch rather than having to maintain a separate account with each such member. Canceled bank checks which are settled through the NCHA typically are routed through the Company's air transportation system. From time to time, the Company has made loans to Float Control, Inc. Since October 1, 1992, the largest aggregate balance owed by Float Control, Inc. to the Company was approximately $95,000. As of March 31, 1996, less than $1,000 was outstanding, all of which will be repaid prior to the closing of the Offering. In addition, in fiscal 1993, the Company paid Charles
A. Renusch, an executive officer and existing shareholder of the Company, $200,000 for his efforts on behalf of Float Control, Inc. to establish the national net settlement switch. See "Industry Overview -- How Banks Clear and Settle Canceled Bank Checks -- National Clearinghouse Association."


COMPANY GUARANTY OF PERSONAL DEBT


    The Company is currently guaranteeing a five-year bank loan from NBD Bank to Mr. Mercer, the Company's Chairman, President and Chief Executive Officer, and his wife Adele Mercer, a director, which loan is collateralized by the Company's facilities in Columbus, which Mr. Mercer owns and leases to the Company. The loan bears interest at the prime rate set by NBD Bank plus 0.5%, matures on December 31, 1998 and had outstanding balances of $850,000 and $800,000 at September 30, 1995 and March 31, 1996, respectively. NBD Bank has agreed to terminate the Company's guaranty at or prior to the closing of the Offering.


INDEMNIFICATION AGREEMENTS

    The Company's existing shareholders have agreed to indemnify the Company for any corporate level federal income taxes which might be imposed upon the Company for any period prior to the termination of the Company's S Corporation status. As an S Corporation, the Company has not been subject to federal income taxes at the corporate level, and the Company has no reason to believe that any such corporate level federal taxes will be imposed for any such period. See "Prior S Corporation Status."


    In addition, Mr. Mercer has agreed to indemnify the Company with respect to certain environmental liabilities with respect to underground storage tanks on a Michigan property formerly owned by Mr. Mercer and leased to the Company. The Company ceased its operations at this property in 1988, at which time Mr. Mercer sold the property to an unaffiliated third party. The aggregate amount of any such liabilities is estimated by the Company to be less than $100,000.


DWARF LEASING


    Since January 1992, the Company has leased four light twin engine aircraft from Dwarf Leasing, Inc., a corporation owned by Glenn M. Miller, Eric P. Roy, Guy S. King, Kendall W. Wright and William R. Sumser, who are executive officers of the Company. Total lease expenses were $129,600, $129,600, $99,000 and $21,000 for the fiscal years ended September 30, 1993, 1994 and 1995 and for the six months ended March 31, 1996, respectively. In fiscal 1995, the Company purchased two of such aircraft and, in February 1996, purchased the remaining aircraft. The total purchase price of such aircraft was $455,000. The Company believes that the terms of such leases and such purchases were no less favorable than those reasonably available from unaffiliated third parties.


PEDIA PALS, INC.

    Pedia Pals, Inc. is a company which is engaged in the development of children-friendly medical devices for use in pediatrics and which is owned, in part, by certain of the Company's executive officers. Since fiscal 1993, the

Company has loaned Pedia Pals, Inc. an aggregate of $233,000 for general working capital purposes, which amount bears interest at the prime rate set by NBD Bank and which amount will be repaid in full prior to the closing of the Offering.


LOANS TO CERTAIN EXECUTIVE OFFICERS


    The Company has provided Mr. Mercer a revolving credit facility to cover personal items paid on behalf of Mr. Mercer by the Company, including charges for fuel, maintenance and insurance for personal aircraft. This facility is represented by a note from Mr. Mercer to the Company which bears interest equal to the Company's cost of funds. Since the beginning of fiscal 1993, the highest balance outstanding with respect to this note was $1,038,000, and the balance as of March 31, 1996 was $1,038,000. Mr. Mercer will repay this note in full upon the closing of the Offering.


    In addition, the Company is currently paying for certain renovations of the Columbus, Ohio facility, which is owned by Mr. Mercer and leased to the Company. The total amount of such renovations is estimated to be $1.1 million. Mr. Mercer will reimburse the Company for such expenditures, plus interest at a floating rate approximately equal to the Company's borrowing costs, upon the closing of the Offering. Following such renovations, the Company's lease payments to Mr. Mercer will be increased to reflect the expansion of and improvements to the Company's facility. See "-- Lease of Company Headquarters."

    The Company loaned Glenn M. Miller $150,000 on December 11, 1995 in connection with Mr. Miller's purchase of a piece of property for private use. The loan to Mr. Miller is unsecured, matures on December 31, 1997 and bears interest at the prime rate, as determined by NBD Bank. Mr. Miller repaid $75,000 of such loan on December 29, 1995 and intends to repay the balance upon the closing of the Offering.

NCI PARTNERS


    NCI Partners is a partnership of all of the Company's executive officers except Mr. Mercer and Mr. Strench. The partnership was formed pursuant to a succession plan to assure that the Company would continue under current management in the event of the deaths of Mr. Mercer and his wife, Adele Mercer. Therefore, on December 7, 1992, the partnership acquired life insurance policies on Mr. Mercer and his wife in the aggregate amount of $40.0 million, with the partnership as the sole beneficiary. Proceeds from the life insurance policies would be used to acquire the Common Shares owned by Mr. Mercer from the Mercers' estate. Premiums for these life insurance policies in the aggregate amount of approximately $65,000 per year have been paid by the Company and subsequently reimbursed by NCI Partners. At or prior to the closing of the Offering, NCI Partners will reimburse the Company for all such premiums, NCI Partners will be dissolved and the policies will be canceled.

                             PRINCIPAL SHAREHOLDERS


    The table below sets forth the number and percentage of outstanding Common Shares beneficially owned by (i) each director and executive officer of the Company; (ii) all directors and executive officers of the Company as a group; and (iii) each person known by the Company to own beneficially more than five percent of any class of the Company's voting securities, in each case, as of May 1, 1996, and as adjusted to reflect the sale of Common Shares being offered hereby (assuming that the Underwriters' over-allotment option is not exercised). The Company believes that each individual or entity named has sole investment and voting power with respect to Common Shares indicated as beneficially owned by such individual or entity, except as otherwise noted. The address of each of the executive officers and directors is c/o AirNet Systems, Inc., 3939 International Gateway, Columbus, Ohio 43219.



    At May 1, 1996, there were eight holders of record of Common Shares.



                                                                       SHARES BENEFICIALLY
                                                                          OWNED PRIOR TO       SHARES BENEFICIALLY
                                                                             OFFERING          OWNED AFTER OFFERING
                                                                      ----------------------  ----------------------
EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS                NUMBER     PERCENT      NUMBER     PERCENT
- --------------------------------------------------------------------  ----------  ----------  ----------  ----------
Gerald G. Mercer (1)................................................   4,392,927       74.7%   4,392,927       38.3%
Glenn M. Miller.....................................................     543,425        9.3      543,425        4.7
Charles A. Renusch..................................................     380,313        6.5      380,313        3.3
Eric P. Roy.........................................................     226,920        3.9      226,920        2.0
Guy S. King.........................................................     105,642        1.8      105,642      *
Lincoln L. Rutter...................................................      85,781        1.5       85,781      *
Kendall W. Wright...................................................      85,781        1.5       85,781      *
William R. Sumser...................................................      57,046      *           57,046      *
Donald D. Strench...................................................      --          --          --          --
Adele Mercer........................................................      --          --          --          --
All executive officers and directors as a group (10 persons)........   5,877,835      100.0    5,877,835       51.2


- ------------------------
*   Less than one percent.

(1) Includes 167,227 Common Shares subject to the Jeffrey Wright Warrant which Mr. Mercer has agreed to purchase upon the closing of the Offering. See "Certain Relationships and Related Party Transactions -- Wright Warrants."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The authorized capital stock of the Company consists of 40,000,000 Common Shares, par value $.01 per share, and 10,000,000 preferred shares, par value $.01 per share. As of May 1, 1996, 5,710,608 Common Shares were issued and outstanding and 2,650,764 Common Shares were reserved for issuance pursuant to the Wright Warrants. In addition, 1,150,000 authorized Common Shares have been reserved for issuance under the Company's Incentive Stock Plan. There are no preferred shares issued and outstanding.


COMMON SHARES

    Holders of Common Shares are entitled to one vote for each Common Share held of record on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Shares have no cumulative voting rights and no preemptive rights to purchase or subscribe for any stock or other securities. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Shares. Subject to preferences that may be applicable to any outstanding preferred shares and subject to the applicable debt instruments of the Company, holders of Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to share pro rata in distribution of the assets of the Company remaining after payment or provision for payment of liabilities and the liquidation payments to holders of outstanding preferred shares. All outstanding Common Shares are, and the Common Shares offered hereby when issued and paid for will be, fully paid and nonassessable.

    Application has been made for listing the Common Shares for quotation on The Nasdaq National Market.

PREFERRED SHARES

    The Company's Board of Directors has the authority to issue up to 10,000,000 preferred shares in one or more series and to fix, by resolution, the designations, preferences and relative, participating, optional or other rights, if any, but currently not the voting rights, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Ohio law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the Company's shareholders. Any series of preferred shares so issued could have priority over the Common Shares with respect to dividend or liquidation rights or both. In addition, the issuance of preferred shares, or the issuance of rights to purchase such shares, could have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Shares is First Chicago/NBD Corporation.

ANTI-TAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, CODE OF REGULATIONS AND THE
 OHIO GENERAL CORPORATION LAW

    Certain provisions of the Articles of Incorporation and Code of Regulations of the Company and of the Ohio GCL summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT

    Section 1701.54 of the Ohio GCL requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, pursuant to
Section 1701.11, the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. The Company's Code of Regulations provides that, upon the closing of the Offering, no action to amend the Code of Regulations may be taken by a written consent of shareholders without a meeting. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

SUPERMAJORITY VOTING PROVISIONS


    The Code of Regulations provides that the provisions relating to the elimination of shareholder action by written consent to amend the Code of Regulations, removal of directors only for cause, indemnification of directors and supermajority voting may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of such provisions, without the vote of the holders of not less than 66 2/3% of the total voting power of the Company.


ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS


    The Code of Regulations provides that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Code of Regulations also specifies certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting; provided that nothing in such provisions shall prevent any shareholder from submitting a shareholder proposal in compliance with Rule 14a-8 of the Exchange Act.


CONTROL SHARE ACQUISITION STATUTE

    Section 1701.831 of the Ohio GCL (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person (including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest) of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20% or more (but less than 33 1/3%) of the voting power of the corporation in the election of directors or 33 1/3% or more (but less than a majority) of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also associates of the corporation.

    The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of the Company the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their Common Shares if the implementation of the proposal is approved.


    The Control Share Acquisition Statute applies not only to traditional tender offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that a majority of the voting power of the Company, excluding "interested shares," must be represented at the meeting and must be voted in favor of the acquisition. It is recognized that any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of the Company of the value and validity of his offer may cause such offer to be more financially attractive in order to gain shareholder approval.

MERGER MORATORIUM STATUTE

    Chapter 1704 of the Ohio GCL (the "Merger Moratorium Statute") generally prohibits a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of such corporation (an "Interested Shareholder") for a period of three years after such person becomes an Interested Shareholder, unless, prior to the date that the Interested Shareholder became such, the directors approve either the transaction or the acquisition of the corporation's shares that resulted in the person becoming an Interested Shareholder. Following the three-year moratorium period, the corporation may engage in covered transactions with an Interested Shareholder only if, among other things, (i) the transaction receives the approval of the holders of 2/3 of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (ii) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due the shareholders if the corporation were to dissolve. The Merger Moratorium Statute is designed to prevent many of the self-dealing activities that often accompany highly-leveraged acquisitions by prohibiting an Interested Shareholder from using the corporation or its assets or shares for his special benefit. The Merger Moratorium Statute will encourage potential tender offerors to negotiate with the Board of Directors of the Company to ensure that the shareholders of the Company receive fair and equitable consideration for their shares. However, the Merger Moratorium Statute presents potential pitfalls for unwary shareholders. Close attention to the impact of common corporate actions, such as the grant of associate stock options and loans to Interested Shareholders in the ordinary course of business, is necessary to determine whether such actions are encompassed by the Merger Moratorium Statute.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


    The following summary sets forth the material terms of the New Credit Agreement which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used but not defined herein have the meanings set forth in the New Credit Agreement.


NEW CREDIT AGREEMENT


    The Company has received a commitment from NBD Bank, as agent, to underwrite the New Credit Agreement. NBD Bank is the sole lender under the Existing Credit Agreement. Under the New Credit Agreement, NBD Bank and the other lenders will provide up to $50.0 million in a five year, unsecured revolving credit facility. The New Credit Agreement will be initially funded concurrently with, and is conditioned upon, the closing of the Offering. At that time, the total indebtedness outstanding under the Existing Credit Agreement which is not repaid from the net proceeds of the Offering (currently anticipated to be approximately $3.6 million) will be repaid from funds borrowed under the New Credit Agreement.



    AMOUNT OF ADDITIONAL CREDIT AVAILABLE. The New Credit Agreement provides for two tranches of revolving credit borrowings. Pursuant to Tranche A, the Company may borrow up to $20.0 million against 80% of eligible accounts receivable and 50% of eligible inventory, provided that inventory advances may not exceed $4.0 million. Pursuant to Tranche B, the Company may borrow up to $30.0 million against 75% of the quick retail value of its aircraft and eligible machinery and equipment. Based on such borrowing base limitations, and after application of the net proceeds from the Offering and funds borrowed under the New Credit Agreement to repay all outstanding indebtedness under the Existing Credit Agreement, the Company expects to have approximately $31.8 million of financing available under the New Credit Agreement. The New Credit Agreement also includes a standby and commercial letter of credit subfacility of up to $3.0 million.


    INTEREST. The New Credit Agreement will bear interest, at the Company's option at (a) a fixed rate to be agreed upon by the Company and the lenders or
(b) a floating rate initially equal to (i) the higher of 0.5% per annum over the Federal Funds Rate or NBD Bank's Prime rate or (ii) LIBOR plus a margin of between 0.7% per annum and 1.125% per annum depending upon the Company's Funded Debt to EBITDA ratio.

    GUARANTEES.    The New  Credit Agreement  will be  guaranteed by  any future subsidiaries of the Company.


    COVENANTS. The New Credit Agreement will include certain negative covenants, including covenants which impose limitations on the ability of the Company to, among other things: (i) sell all or substantially all of the assets of the Company; (ii) merge or consolidate; (iii) incur indebtedness outside of the New Credit Agreement; and (iv) make acquisitions for consideration in excess of $3.0 million without consent. In addition, the New Credit Agreement will contain financial covenants which contain different baselines or measure financial ratios different from those in the Existing Credit Agreement, including minimum Tangible Net Worth (85% of post-Offering Tangible Net Worth plus 50% of annual Net Income), a Funded Debt to EBITDA ratio (not to exceed 2.5:1.0), a Funded Debt to Total Capitalization ratio (not to exceed 0.5:1.0) and a Cash Flow Coverage ratio (not to be less than 1.05:1.0 through June 29, 1997 or less than 1.1:1.0 through September 29, 1997 or less than 1.2:1.0 thereafter) (capitalized terms, in each case, as defined therein).


    FEES. Upon the closing of the New Credit Agreement, the Company will be required to pay underwriting and other fees totaling $125,000 plus the reasonable fees of NBD Bank's counsel, in addition to the $125,000 in fees paid at the time the commitment to enter into the New Credit Agreement was accepted. The New Credit Agreement will also provide for a $10,000 annual agency fee and a facility fee of between 0.2% per annum and 0.375% per annum based on the Company's Funded Debt to EBITDA ratio.

    Because the terms, conditions and covenants of the New Credit Agreement are subject to the negotiation, execution and delivery of definitive documentation, certain of the actual terms, conditions and covenants may differ from those described above.

EXISTING CREDIT AGREEMENT


    At the time of the initial funding under the New Credit Agreement, the total indebtedness outstanding under the Existing Credit Agreement which is not repaid from the net proceeds of the Offering (currently anticipated to be $3.6 million) will be rolled over into the New Credit Agreement. For a description of the terms of the Existing Credit Agreement, see Note 4 to the Company's Financial Statements.


                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have 11,477,835 Common Shares outstanding (12,317,835 Common Shares if the Underwriters exercise their over-allotment option in full). Of those Common Shares, the 5,600,000 Common Shares (6,440,000 Common Shares if the Underwriters exercise their over-allotment option in full) sold in the Offering will be freely transferable without restriction under the Securities Act, except for any such shares which may be acquired by an affiliate of the Company (as that term is defined in Rule 144 under the Securities Act).

    The remaining 5,877,835 outstanding Common Shares held by current shareholders constitute either "restricted securities," within the meaning of Rule 144, or securities held by affiliates and will only be eligible for sale in the open market after the Offering subject to the contractual lockup provisions and applicable requirements of Rule 144 described below.

    In general, under Rule 144, as currently in effect, if a period of at least two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, then the holder of such restricted securities (including an affiliate) is entitled to sell a number of Common Shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding Common Shares or (ii) the average weekly reported volume of trading of the Common Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates also must sell Common Shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period. Under Rule 144(k), if a period of at least three years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the Common Shares immediately without regard to the volume limitations and other conditions described above.

    Sales of a significant number of Common Shares could have an adverse impact on the market price of the Common Shares. The Company and all of the Company's executive officers and directors have agreed not to offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose or cause the disposition of, any Common Shares or securities convertible into or exchangeable or exercisable for such shares, for a period of 180 days after the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc., except that the Company may award options and Common Shares pursuant to the Incentive Stock Plan and may issue Common Shares in connection with a transaction registered on Form S-4.

    On the effective date of the Registration Statement of which this Prospectus forms a part, the Company expects to file a registration statement on Form S-8 under the Securities Act covering 1,150,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. Upon the filing of such registration statement, Common Shares issued upon exercise of options or other awards granted under the Incentive Stock Plan generally will be available for sale in the open market by non-affiliates of the Company.

                                  UNDERWRITING

    The names of the Underwriters of the Common Shares offered hereby and the aggregate number of Common Shares which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                UNDERWRITER                                  NUMBER OF SHARES
- ---------------------------------------------------------------------------  -----------------
Dillon, Read & Co. Inc.....................................................
The Robinson-Humphrey Company, Inc.........................................

                                                                                   --------
    Total..................................................................       5,600,000
                                                                                   --------
                                                                                   --------

    The   Managing  Underwriters   are  Dillon,   Read  &   Co.  Inc.   and  The
Robinson-Humphrey Company, Inc.

    The Underwriters are committed to purchase all of the Common Shares, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such Common Shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the Common Shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

    The Underwriters propose to offer the Common Shares directly to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, concessions not in excess of $ per share to certain other dealers. The offering of the Common Shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Common Shares. After the public offering of the Common Shares, the public offering price and the concessions may be changed by the Managing Underwriters.

    The Company has granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 840,000 additional Common Shares at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments of the Common Shares offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional Common Shares proportionate to such Underwriter's initial commitment.

    The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and all of the directors and executive officers of the Company have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber or dispose of any Common Shares, or securities convertible into or exchangeable for, Common Shares for a period of 180 days from the date of this Prospectus, without the prior consent of Dillon, Read & Co. Inc., except the Company may issue options and Common Shares pursuant to the Incentive Stock Plan and may issue Common Shares in connection with a transaction registered on Form S-4.

    Prior to the Offering, there has been no public market for the Common Shares. Consequently, the initial public offering price for the Common Shares will be determined by negotiation between the Company and the Managing Underwriters. Factors considered in determining the public offering price were prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company and other factors deemed relevant.

    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS


    The validity of the Common Shares offered hereby will be passed upon for the Company by Vorys, Sater, Seymour and Pease, Columbus, Ohio, and for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York. Russell M. Gertmenian, a partner in Vorys, Sater, Seymour and Pease, has agreed to serve as a director of the Company upon the closing of the Offering.


                                    EXPERTS

    The financial statements of AirNet Systems, Inc. at September 30, 1994 and 1995, and for each of the three years in the period ended September 30, 1995, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company, after the Offering of Common Shares described herein, will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the Commission. Such information can be inspected without charge after the Offering at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed fees.


    The Company has filed with the Commission a Registration Statement on Form S-1 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits and financial statements thereto, to which reference is hereby made. The Registration Statement, including the exhibits thereto, may be inspected and copies thereof can be obtained as described in the preceding paragraph with respect to periodic reports and other information filed by the Company under the Exchange Act.


    The Company intends to furnish its shareholders with annual reports containing audited financial statements, which have been certified by the Company's independent auditors.

                              AIRNET SYSTEMS, INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                                -----
Report of Independent Auditors.............................................................................         F-2
Balance Sheets as of September 30, 1994 and 1995 and March 31, 1996 (Unaudited)............................         F-3
Statements of Income for the fiscal years ended September 30, 1993, 1994 and 1995 and for the six months
 ended March 31, 1995 and 1996 (Unaudited).................................................................         F-4
Statements of Shareholders' Equity for the fiscal years ended September 30, 1993, 1994 and 1995 and for the
 six months ended March 31, 1996 (Unaudited)...............................................................         F-5
Statements of Cash Flows for the fiscal years ended September 30, 1993, 1994 and 1995 and for the six
 months ended March 31, 1995 and 1996 (Unaudited)..........................................................         F-6
Notes to Financial Statements..............................................................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders
AirNet Systems, Inc.

    We have audited the accompanying balance sheets of AirNet Systems, Inc. (the Company), formerly New Creations, Inc., as of September 30, 1994 and 1995, and the related statements of income, shareholders' equity, and cash flows for the each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AirNet Systems, Inc. at September 30, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Columbus, Ohio
November 27, 1995,
except for Notes 11 and 12
as to which the date is May 1, 1996

                              AIRNET SYSTEMS, INC.
                                 BALANCE SHEETS

                                     ASSETS


                                                     SEPTEMBER 30,                    PRO FORMA
                                                 ----------------------  MARCH 31,    MARCH 31,
                                                    1994        1995        1996        1996
                                                 ----------  ----------  ----------  -----------
                                                                         (UNAUDITED) (UNAUDITED)
                                                                                      (NOTE 12)
Current assets:
  Cash.........................................  $  257,419  $  238,394  $    2,928
  Accounts receivable:
    Trade, less allowances of $40,000 and
     $2,000 in 1994 and 1995, respectively.....   6,402,564   6,057,987   6,496,228
    Shareholders, affiliates and employees.....     415,540     303,490   1,313,028
  Spare parts and supplies.....................   3,491,092   3,932,956   4,110,622
  Prepaid expenses.............................   1,494,069   2,195,115   3,394,530
                                                 ----------  ----------  ----------
Total current assets...........................  12,060,684  12,727,942  15,317,336
Net property and equipment (NOTE 2):...........  25,569,896  32,833,612  34,081,906

Other assets:
  Intangibles, net of accumulated amortization
   of $2,969,000 and $3,404,000 in 1994 and
   1995, respectively (NOTE 3).................   3,854,178   3,418,276   3,200,325
  Other accounts receivable....................     550,000      --          --
  Deposits.....................................     106,160      57,060      51,860
                                                 ----------  ----------  ----------
Total assets...................................  $42,140,918 $49,036,890 $52,651,427
                                                 ----------  ----------  ----------
                                                 ----------  ----------  ----------

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................  $3,280,653  $3,937,894  $6,290,892
  Accrued expenses.............................     376,624     556,778     409,932
  Salaries and related liabilities.............   1,339,409   1,605,619   1,731,252
  Current portion of notes payable (NOTE 4)....   3,674,286   5,565,706   6,229,186
                                                 ----------  ----------  ----------
Total current liabilities......................   8,670,972  11,665,997  14,661,262

Notes payable, less current portion (NOTE 4)...  12,575,952  13,662,633  11,301,802

Deferred compensation (NOTES 7 AND 8)..........   2,963,392   3,238,856   3,651,928

Shareholders' equity (NOTE 11):
  Preferred stock, $.01 par value; 10,000,000
   shares authorized; and no shares issued and
   outstanding.................................      --          --          --
  Common stock, $.01 par value; 40,000,000
   shares authorized, 5,710,608 shares issued
   and outstanding in 1994 and 1995; 5,877,835
   pro forma...................................      57,106      57,106      57,106  $    58,778
  Additional paid-in capital...................     349,534     349,534     349,534   21,205,641
  Retained earnings (deficit)..................  17,888,345  20,385,860  22,913,651  (15,000,000)
  Notes receivable from shareholders (NOTE
   8)..........................................    (364,383)   (323,096)   (283,856)     --
                                                 ----------  ----------  ----------  -----------
Total shareholders' equity.....................  17,930,602  20,469,404  23,036,435  $ 6,264,419
                                                 ----------  ----------  ----------
                                                                                     -----------
                                                                                     -----------
Total liabilities and shareholders' equity.....  $42,140,918 $49,036,890 $52,651,427
                                                 ----------  ----------  ----------
                                                 ----------  ----------  ----------


                            SEE ACCOMPANYING NOTES.

                              AIRNET SYSTEMS, INC.
                              STATEMENTS OF INCOME

                                                       YEAR ENDED SEPTEMBER 30,             SIX MONTHS ENDED MARCH 31,
                                              -------------------------------------------  ----------------------------
                                                  1993           1994           1995           1995           1996
                                              -------------  -------------  -------------  -------------  -------------
                                                                                                   (UNAUDITED)
Revenues:
  Air transportation (net of excise taxes of
   $1,776,000, $1,841,000 and $1,810,000 for
   the year ended 1993, 1994 and 1995,
   respectively):
    Check delivery..........................  $  49,357,903  $  54,046,381  $  58,263,706  $  27,960,098  $  30,569,670
    Small package delivery..................      7,967,447      8,241,332      8,191,723      3,972,980      4,460,319
  Fixed base operations.....................      1,265,347      1,158,044      1,006,529        519,317        478,942
                                              -------------  -------------  -------------  -------------  -------------
                                                 58,590,697     63,445,757     67,461,958     32,452,395     35,508,931
Costs and expenses:
  Air transportation:
    Wages and benefits......................      7,593,967      8,185,759      9,195,208      4,557,172      4,875,987
    Aircraft fuel...........................      7,150,558      6,958,282      7,444,878      3,598,983      3,875,170
    Aircraft maintenance....................      5,426,981      5,720,763      6,033,739      3,075,195      3,291,213
    Aircraft leases.........................      4,405,303      3,260,273      1,042,653        634,204        378,377
    Ground couriers and other outside
     services...............................      7,949,977      8,346,805      8,611,022      4,137,743      4,550,751
    Depreciation and amortization...........      5,862,239      6,332,667      7,353,753      3,476,468      4,155,918
    Other...................................      5,048,025      5,765,303      6,429,319      3,171,947      3,475,923
  Fixed base operations.....................      1,150,199      1,081,502        955,792        446,078        390,153
  Selling, general and administrative
   expenses:
    Executive compensation..................      2,738,214      3,284,619      3,952,388      1,834,996      1,719,494
    Executive compensation related to
     employee stock purchase agreements and
     deferred compensation plan (NOTES 7 AND
     8).....................................        247,003      1,598,176      2,635,157      1,162,056      1,400,792
    Non-competition agreement with Wright
     (NOTE 3)...............................      1,339,323      1,813,114      2,327,726      1,207,375        727,378
    Other...................................      3,927,039      3,787,703      3,404,796      1,655,998      2,238,322
                                              -------------  -------------  -------------  -------------  -------------
  Total costs and expenses..................     52,838,828     56,134,966     59,386,431     28,958,215     31,079,478
                                              -------------  -------------  -------------  -------------  -------------
Income from operations......................      5,751,869      7,310,791      8,075,527      3,494,180      4,429,453
Interest expense............................      1,122,923      1,092,990      1,452,066        611,371        736,167
                                              -------------  -------------  -------------  -------------  -------------
Net income..................................  $   4,628,946  $   6,217,801  $   6,623,461  $   2,882,809  $   3,693,286
                                              -------------  -------------  -------------  -------------  -------------
                                              -------------  -------------  -------------  -------------  -------------
Unaudited pro forma information (NOTE 12):
  Historical income before income taxes.....                                $   6,623,461                 $   3,693,286
  Pro forma adjustments other than income
   taxes....................................                                    7,059,535                     2,904,094
                                                                            -------------                 -------------
  Pro forma income before income taxes......                                   13,682,996                     6,597,380
  Pro forma taxes on income.................                                    5,473,198                     2,638,952
                                                                            -------------                 -------------
  Pro forma net income......................                                $   8,209,798                 $   3,958,428
                                                                            -------------                 -------------
                                                                            -------------                 -------------
  Pro forma net income per common share.....                                $         .72                 $         .34
                                                                            -------------                 -------------
                                                                            -------------                 -------------
  Weighted average common shares
   outstanding..............................                                   11,477,835                    11,477,835

                            SEE ACCOMPANYING NOTES.

                              AIRNET SYSTEMS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                             COMMON STOCK                                       NOTES
                                        ----------------------  ADDITIONAL                   RECEIVABLE
                                         NUMBER OF                PAID-IN      RETAINED         FROM
                                          SHARES      AMOUNT      CAPITAL      EARNINGS     SHAREHOLDERS       TOTAL
                                        -----------  ---------  -----------  -------------  -------------  -------------
BALANCE, OCTOBER 1, 1992..............     422,570   $   4,226   $  --       $  14,031,304   $   --        $  14,035,530
Year ended September 30, 1993 --
  Net income..........................      --          --          --           4,628,946       --            4,628,946
  Shareholder distributions --
   including stock dividend...........   3,803,130      38,031      --          (1,908,782)      --           (1,870,751)
                                        -----------  ---------  -----------  -------------  -------------  -------------
BALANCE, SEPTEMBER 30, 1993...........   4,225,700      42,257      --          16,751,468       --           16,793,725
Year ended September 30, 1994 --
  Net income..........................      --          --          --           6,217,801       --            6,217,801
  Issued stock (NOTE 8)...............   1,484,908      14,849     349,534        --            (364,383)       --
  Shareholders distributions..........      --          --          --          (5,080,924)      --           (5,080,924)
                                        -----------  ---------  -----------  -------------  -------------  -------------
BALANCE, SEPTEMBER 30, 1994...........   5,710,608      57,106     349,534      17,888,345      (364,383)     17,930,602
Year ended September 30, 1995 --
  Net income..........................      --          --          --           6,623,461       --            6,623,461
  Repayment of notes (NOTE 8).........      --          --          --            --              41,287          41,287
  Shareholders distributions..........      --          --          --          (4,125,946)      --           (4,125,946)
                                        -----------  ---------  -----------  -------------  -------------  -------------
BALANCE, SEPTEMBER 30, 1995...........   5,710,608      57,106     349,534      20,385,860      (323,096)     20,469,404
Six months ended March 31, 1996
 (Unaudited) --
  Net income..........................      --          --          --           3,693,286       --            3,693,286
  Repayment of notes (NOTE 8).........      --          --          --            --              39,240          39,240
  Shareholders distributions..........      --          --          --          (1,165,495)      --           (1,165,495)
                                        -----------  ---------  -----------  -------------  -------------  -------------
BALANCE, MARCH 31, 1996 (UNAUDITED)...   5,710,608   $  57,106   $ 349,534   $  22,913,651   $  (283,856)  $  23,036,435
                                        -----------  ---------  -----------  -------------  -------------  -------------
                                        -----------  ---------  -----------  -------------  -------------  -------------

                            SEE ACCOMPANYING NOTES.

                              AIRNET SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS


                                                       YEAR ENDED SEPTEMBER 30              SIX MONTHS ENDED MARCH 31,
                                            ---------------------------------------------  ----------------------------
                                                1993            1994            1995           1995           1996
                                            -------------  --------------  --------------  -------------  -------------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income................................  $   4,628,946  $    6,217,801  $    6,623,461  $   2,882,809  $   3,693,286
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization...........      5,925,728       6,394,898       7,435,602      3,507,934      4,194,933
  Amortization of intangibles.............        435,545         435,902         435,902        217,951        217,951
  Provision for (losses) recoveries on
   accounts receivable....................         17,823         (63,436)        (38,384)       (30,000)       (18,000)
  Deferred compensation...................        163,304       1,009,826         275,465        (32,382)       413,072
  Loss (gain) on disposition of assets....        280,350         287,468          73,472        (31,308)        (6,020)
  Changes in operating assets and
   liabilities:
    Accounts receivable...................       (174,232)       (760,059)        495,011       (175,959)    (1,429,779)
    Spare parts and supplies..............       (374,794)        151,609        (441,864)       (69,800)      (177,666)
    Prepaid expenses......................       (237,935)       (118,210)       (701,046)      (714,082)    (1,199,415)
    Accounts payable......................       (228,379)        989,483         657,241        699,698      2,352,998
    Accrued expenses......................        (50,438)        (25,339)        180,154         61,933      1,174,474
    Salaries and related liabilities......        230,728         119,825         266,210        163,834     (1,195,687)
    Other, net............................        193,093          81,950          49,100         43,500          5,200
                                            -------------  --------------  --------------  -------------  -------------
Net cash provided by operating
 activities...............................     10,809,739      14,721,718      15,310,324      6,524,128      8,025,347

INVESTING ACTIVITIES
Purchases of property and equipment.......     (8,378,145)    (12,926,629)    (14,543,850)    (6,230,228)    (5,437,207)
Proceeds from sale of equipment...........        129,729         112,193         321,059       --             --
                                            -------------  --------------  --------------  -------------  -------------
Net cash used in investing activities.....     (8,248,416)    (12,814,436)    (14,222,791)    (6,230,228)    (5,437,207)

FINANCING ACTIVITIES
Proceeds from shareholder notes
 receivable...............................       --              --                41,287         41,287         39,240
Net (repayment) borrowings under revolving
 credit facilities........................     (3,000,000)        875,000       1,350,000        475,000       (850,000)
Repayment of long-term debt...............       (220,740)     (2,280,021)    (10,311,899)    (6,836,187)    (3,595,351)
Proceeds from issuance of long-term
 debt.....................................      2,540,000       4,486,000      11,940,000      6,540,000      2,748,000
Distributions to shareholders.............     (1,870,751)     (5,080,924)     (4,125,946)      (768,716)    (1,165,495)
                                            -------------  --------------  --------------  -------------  -------------
Net cash used in financing activities.....     (2,551,491)     (1,999,945)     (1,106,558)      (548,616)    (2,823,606)
                                            -------------  --------------  --------------  -------------  -------------

Net (decrease) increase in cash...........          9,832         (92,663)        (19,025)      (254,716)      (235,466)
Cash at beginning of period...............        340,250         350,082         257,419        257,419        238,394
                                            -------------  --------------  --------------  -------------  -------------
Cash at end of period.....................  $     350,082  $      257,419  $      238,394  $       2,703  $       2,928
                                            -------------  --------------  --------------  -------------  -------------
                                            -------------  --------------  --------------  -------------  -------------


                            SEE ACCOMPANYING NOTES.

                              AIRNET SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

1.  SIGNIFICANT ACCOUNTING POLICIES

    AirNet Systems, Inc. (the Company), formerly New Creations, Inc., operates a fully integrated national air transportation network which provides delivery service for time-critical shipments for customers in the U.S. banking industry and in other industries. The Company also offers retail aviation fuel sales and related ground services for customers in Columbus, Ohio.


    BASIS OF PRESENTATION

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    Revenue on air transportation services is recognized when the packages are delivered to their destination. Revenue on fixed based operations is recognized when the maintenance services are complete or fuel is delivered.

    ACCOUNTS RECEIVABLE


    For fiscal 1995, approximately 89% and 84% of the Company's revenues and related receivables, respectively, were generated from customers within the banking industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends and other information.


    SPARE PARTS AND SUPPLIES

    Spare parts and supplies are valued at the lower of cost (weighted average method) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Engines, overhauls and major inspections, which have been capitalized and included in flight equipment, are depreciated and amortized on the basis of hours flown. Airframes, other flight equipment and other property and equipment (primarily furniture and equipment, leasehold improvements and vehicles) are depreciated using the straight-line method over the estimated useful lives of the assets, as summarized below:

Airframes.............................................................      7 years
Other flight equipment................................................  2 - 3 years
Other property and equipment..........................................  3 - 7 years

    Leasehold improvements are amortized over the lease terms or the estimated useful lives of the assets, whichever is less.

    PREPAID EXPENSES

    The Company prepays certain engine repair and overhaul services. Such prepaid balances were $391,994 and $1,026,571 at September 30, 1994 and 1995, respectively, and are included with prepaid expenses on the balance sheet.

    INCOME TAXES

    The Company operates as an S Corporation under the Internal Revenue Code and, consequently, is not subject to federal and certain state income taxes. The shareholders generally include the Company's income in their own income for tax purposes. Where the Company remains liable for certain state and local income taxes, provision has been made for such taxes.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Effective October 1, 1993, the Company elected to adopt Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The adoption of SFAS No. 109 did not have a material impact on the Company's financial condition or results of operations.

    INTANGIBLES

    Intangibles include non-competition agreements with former competitors. The balances are being amortized on the straight-line method over periods ranging from ten to eighteen years.

    STOCK OPTION PLANS

    The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option arrangements and intends to continue to do so.

    STATEMENT OF CASH FLOWS

    Cash paid for interest was $1,144,252, $1,078,470 and $1,264,522 for the years ended September 30, 1993, 1994 and 1995, respectively. With respect to non-cash activities, the Company converted a $550,000 note receivable under a land contract to property during the year ended September 30, 1995.

    INTERIM FINANCIAL REPORTING

    In the opinion of management, the unaudited information as of March 31, 1996 and for the six months ended March 31, 1995 and 1996 includes all adjustments (consisting of normal recurring adjustments) the Company considers necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. Operating results for the six months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending September 30, 1996.

2.  PROPERTY AND EQUIPMENT
    Property and equipment consist of the following:

                                                                                   SEPTEMBER 30,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------
Flight equipment..........................................................  $  48,944,182  $  62,021,356
Other property and equipment..............................................      3,765,637      5,060,676
                                                                            -------------  -------------
                                                                               52,709,819     67,082,032
Less accumulated depreciation.............................................     27,139,923     34,248,420
                                                                            -------------  -------------
                                                                            $  25,569,896  $  32,833,612
                                                                            -------------  -------------
                                                                            -------------  -------------

3.  BUSINESS ACQUISITION
    In 1988, the Company acquired certain of the assets of Wright International Express, Inc. (WIE), an air freight transportation company, and entered into a covenant not to compete with WIE and its principal shareholder (Donald Wright). The original acquisition agreement (Wright Agreement) provided for annual payments to Donald Wright as consideration for his agreement not to compete with the Company. Subsequently, the Wright Agreement has been amended and now provides for annual contingent payments based on the lesser of a percentage of net income, as defined in the original acquisition agreement, or $900,000. The amended agreement also provides for additional payments based on the Company's cash flow and debt to equity ratio. Payments under the amended agreement are guaranteed through 2018 to Donald Wright during his lifetime or upon death to such person as

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

3.  BUSINESS ACQUISITION (CONTINUED)
designated by Donald Wright prior to his death and are being expensed in the periods incurred. Such expenses to Donald Wright totaled approximately $1,086,000, $1,559,000 and $2,074,000 in 1993, 1994 and 1995, respectively, and
$1,081,000 and $601,000 for the six months ended March 31, 1995 and 1996, respectively.

    In the event of a third party offer to acquire the Company, Donald Wright has the option of making the acquisition on the same terms. If Donald Wright does not exercise the option and the sale is consummated, Donald Wright is entitled to receive 32% of the sale proceeds and the payments described above will terminate.


    The Company has also issued warrants to Wright for the purchase of up to 29.7025% of the outstanding shares of its common stock for $3,000 (the Donald Wright Warrant) and to Wright's son, to purchase 2% of the Company's then outstanding shares of common stock for $200 (the Jeffrey Wright Warrant). The Donald and Jeffrey Wright Warrants are exercisable only in the event of an initial public offering by the Company at any time prior to July 31, 2018. In addition, the warrants entitle Donald Wright and Jeffrey Wright to certain piggyback registration rights in connection with an offering of capital stock by the Company.


4.  NOTES PAYABLE
    The Company had borrowings from a bank as follows:

                                                                                   SEPTEMBER 30,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------
Term notes................................................................  $  10,075,238  $  11,703,339
Revolving credit facility.................................................      6,175,000      7,525,000
                                                                            -------------  -------------
                                                                               16,250,238     19,228,339
Current portion of notes payable..........................................      3,674,286      5,565,706
                                                                            -------------  -------------
                                                                            $  12,575,952  $  13,662,633
                                                                            -------------  -------------
                                                                            -------------  -------------

    Borrowings under the revolving credit facility are limited to the lesser of $8,000,000, less outstanding letters of credit or the sum of (1) 80% of eligible accounts receivable, (2) the lesser of 50% of eligible aircraft parts inventory or $2,000,000 and (3) $2,000,000. Repayment is due on or before June 30, 1997. The maximum amount available under the revolving credit facility at September 30, 1995 was $475,000. The interest rate on each of the individual borrowings under the revolving credit facility is, at the Company's election, either the prime rate (8.75% at September 30, 1995) or the Eurodollar rate plus 1.75% (7.375% at September 30, 1995). At September 30, 1995, borrowings under the revolving credit facility bearing interest at the prime rate totaled $1,525,000, while borrowings bearing interest at the Eurodollar rate totaled $6,000,000. The revolving credit facility is secured by all of the Company's assets.

    The Company's revolving credit facility requires the maintenance of certain minimum working capital and net worth levels and restricts the amount of additional debt and capital expenditures.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

4.  NOTES PAYABLE (CONTINUED)
    Term notes consist of the following (secured by aircraft):

                                                                                   SEPTEMBER 30,
                                                                            ----------------------------
                                                                                1994           1995
                                                                            -------------  -------------
Due $126,190 monthly to November 1997, plus interest at 7.55%.............  $   4,795,238  $   3,280,952
Due $480,000 quarterly to December 1996, plus interest at the Eurodollar
 rate plus 1.75% (7.63% at September 30, 1995)............................       --            2,880,000
Due $64,285 monthly to July 1998, plus interest at the Eurodollar rate
 plus 1.75% (7.63% at September 30, 1995).................................       --            2,185,720
Due $23,333 monthly to May 2000, plus interest at 8.13%...................       --            1,306,667
Due $25,000 monthly to July 1999, plus interest at 7.54%..................       --            1,150,000
Due $25,000 monthly to August 1998, plus interest at 8.3%.................       --              900,000
Term notes, repaid during 1995............................................      5,280,000       --
                                                                            -------------  -------------
    Total term notes......................................................  $  10,075,238  $  11,703,339
                                                                            -------------  -------------
                                                                            -------------  -------------

    The aggregate annual maturities of long-term debt for the five years following September 30, 1995 are summarized as follows: 1996 -- $5,565,706; 1997
- --  $11,170,706; 1998 -- $1,775,261; 1999 -- $530,000; and 2000 -- $186,666. The
carrying amounts of long-term debt reported on the balance sheet approximate fair value.

5.  LEASE OBLIGATIONS
    The Company leases certain flight equipment under noncancelable operating leases expiring through 1997. Total rental expense under flight equipment operating leases was approximately $4,405,303, $3,260,273 and $1,042,653 for the years ended September 30, 1993, 1994 and 1995, respectively.

    The Company leases one facility from its majority shareholder through 2000. Total rental expense incurred under the facility lease from this shareholder was $592,000, $622,650 and $707,305 for the years ended September 30, 1993, 1994 and
1995, respectively.

    At September 30, 1995, future minimum payments by year and in the aggregate under noncancelable operating leases with initial or remaining terms exceeding one year are as follows: 1996 -- $1,030,200; 1997 -- $772,600; 1998 -- $750,600;
1999 -- $750,600; and 2000 -- $312,750.

6.  RELATED PARTY TRANSACTIONS
    The Company has guaranteed a five year bank loan to its majority shareholder which is collateralized by the Company's facilities. The loan bears interest at prime plus .5% and had a balance outstanding of $850,000 at September 30, 1995.

7.  DEFERRED COMPENSATION PLANS
    The Company has entered into deferred compensation agreements with certain key employees. Under the terms of the agreements, the Company is obligated to pay the employees a certain percentage, ranging from one to ten percent and totaling 27%, of the Company's net book value. Concurrent with the stock purchase agreements described in Note 8, the accrual of benefits under the agreements was curtailed as of March 31, 1994. Distributions are based on the Company's March 31, 1994 net book value and are payable in ten equal annual installments which began in December 1994. The Company recognized compensation expense related to the agreements of approximately $247,000, $546,000 and $308,000 for the years ended September 30, 1993, 1994 and 1995, respectively, and $149,000 and $103,000 for the six months ended March 31, 1995 and 1996, respectively.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

8.  SHAREHOLDERS' EQUITY
    On April 1, 1994, the Company entered into stock purchase agreements with certain key executives whereby the executives purchased 1,484,908 shares of the Company's common stock. The Company accepted notes receivable from the executives as payment for the shares sold. The notes receivable are collectible in ten equal annual installments through 2005 and bear interest at 5%. Under the terms of the agreements, the executives may not transfer or sell their respective shares to any party other than the Company. Upon the separation of any of these executives from the Company, the Company is obligated to purchase the shares held by the respective executive at a price ranging from the net book value of the shares held, if less than the original amount paid, to the appreciation in the book value of the stock from the date the shares were issued to the date of the respective executive's separation from the Company. Distribution of the repurchase price to the respective executive can be paid in equal annual installments over periods ranging from three to ten years and is governed by the nature of the executive's separation from the Company.

    Based on the nature of this restricted stock plan, the Company is accounting for it in a manner similar to a variable stock option plan. Accordingly, compensation expense has been recognized each accounting period for the increase in the repurchase price of the shares. This expense was $1,052,000 and $2,327,000 for the years ended September 30, 1994 and 1995, respectively, and $1,013,000 and $1,298,000 for the six months ended March 31, 1995 and 1996, respectively.

9.  RETIREMENT PLAN
    The Company has a 401(k) retirement savings plan. All associates who have worked a minimum of six months may contribute up to 15% of their annual earnings to the plan. The Company's contributions, which are determined at the discretion of the Company, were approximately $151,000, $210,000 and $355,000 for the years ended September 30, 1993, 1994 and 1995, respectively.

10. CONTINGENCIES
    The Company is subject to claims and lawsuits in the ordinary course of its business. In the opinion of management, the outcome of these actions, which are not clearly determinable at the present time, are either adequately covered by insurance, or if not insured, will not, in the aggregate, have a material adverse impact upon the Company's financial position or the results of future operations.

11. SUBSEQUENT EVENTS (UNAUDITED)
    On May 1, 1996, the Company reincorporated through a merger with an Ohio corporation. The authorized capital stock of the Company consists of 40,000,000 common shares, $.01 par value, and 10,000,000 preferred shares, $.01 par value. The outstanding shares of the existing company were converted into common shares of the new company on a 422.57 for one basis. The Company's name was changed from New Creations, Inc. to AirNet Systems, Inc. These changes have been reflected in the accompanying financial statements.


    The Company filed a registration statement with the Securities and Exchange Commission for the sale of 5,600,000 of its authorized and unissued common shares.



    The Company adopted an Incentive Stock Plan on May 1, 1996 (Incentive  Stock
Plan). The purpose of the Incentive Stock Plan is to attract and retain key personnel, including consultants and advisors to the Company, to enhance their interest in the Company's continued success and to allow associates an opportunity to have an ownership in the Company through stock options, stock awards and a stock purchase plan. The maximum number of common shares available to be issued under the Incentive Stock Plan will be 1,150,000 and no award under the Incentive Stock Plan may be granted after May 1, 2006.


    In connection with the planned public offering, the Company will terminate its status as an S Corporation and, accordingly, will record an additional net deferred tax liability of $2,112,000 as a result of this change in tax status.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

11. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    With the  election  to  terminate  its S  Corporation  status,  the  Company anticipates paying distributions of approximately $23,000,000 to the shareholders of the Company for undistributed earnings associated with the Company's S Corporation status. The Company anticipates using proceeds from the anticipated sale of shares to repurchase and cancel the Donald Wright Warrant and repay debt to be incurred to make the planned distribution, with remaining proceeds to pay down existing debt.

    Simultaneous with the closing of the public offering, the Company will enter into a new credit agreement to replace the existing agreement. The new agreement will provide the Company with a $50,000,000, five year, unsecured revolving credit facility. It will bear interest, at the Company's option of (a) an agreed upon fixed rate or (b) a floating rate initially equal to (i) the higher of .5% per annum over the Federal Funds rate or the banks prime rate or (ii) LIBOR plus a margin. The new agreement will limit the availability of funds to certain specified percentages of accounts receivable, inventory and the wholesale value of aircraft and equipment.

    In addition, the following actions are anticipated in connection with the public offering:

    - Upon the closing date of the public offering the Company plans to repurchase and cancel the Donald Wright Warrant (equivalent to 2,483,537 shares) for $29,901,785 with a charge to additional paid-in capital and the majority shareholder of the Company intends to acquire the Jeffrey Wright Warrant (equivalent to 167,227 shares) for $2,013,413 and convert that warrant for the number of shares indicated. In connection with the repurchase of the Donald Wright Warrant, the Company expects to receive a tax benefit of approximately $7,000,000.

    - The Company will terminate the Wright Agreement and write-off the unamortized asset relating to a covenant not to compete of approximately $2,596,000.

    - The Company will terminate all of the stock purchase agreements with certain key executives and the notes related to these agreements will be fully paid. In connection with the stock purchase agreements, the Company will incur a non-recurring and non-cash charge of approximately $15,000,000 at the time the public offering is consummated. Additional paid-in capital will be increased by the same amount and shareholders' equity will be unchanged. The pro forma income statement described in Note 12 has not been adjusted to reflect this non-recurring charge.

    - The distribution of the undistributed earnings to shareholders of the Company will eliminate a $1,654,000 liability relating to the stock purchase agreements.

    - The Company will terminate all of the deferred compensation agreements with certain key executives which were curtailed on March 31, 1994. The key executives will forego their remaining deferred compensation payments in the aggregate amount of $1,998,000.

    - The existing shareholders will repay outstanding notes receivable totaling $284,000.

    - The Company's guaranty of the five-year bank loan to the majority shareholder will be terminated at or prior to the consummation of the public offering.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

12. PRO FORMA INFORMATION (UNAUDITED)

    PRO FORMA BALANCE SHEET INFORMATION

    The pro forma balance sheet at March 31, 1996 reflects the following transactions as if they had occurred at that date:

        a.) In connection with termination of the S Corporation election:

            (i) The anticipated S Corporation distributions in the amount of $23,000,000.

           (ii) The recognition of additional net deferred tax liability of $2,112,000.

           (iii) Reclassification of remaining undistributed earnings of the S Corporation from retained earnings to additional paid-in capital.

        b.) The termination of the Wright Agreement, including the exercise of the Jeffrey Wright warrant for $200, the write-off of the covenant not to compete asset of $2,596,000, and the recording of a related tax benefit of $7,000,000 to be realized by the Company.

        c.) The elimination of the deferred compensation agreements liability of $1,998,000 and the liability relating to the stock purchase agreements of $1,654,000.

        d.) The recognition of a non-recurring and non-cash expense relating to the termination of the stock purchase agreements, with a corresponding increase to additional paid-in capital, of approximately $15,000,000.

        e.) The anticipated repayment of the notes receivable from shareholders of $284,000.

    PRO FORMA STATEMENTS OF INCOME ADJUSTMENTS

    The pro forma statements of income information presents the pro forma effects on the historical financial information reflecting certain transactions as if they occurred on October 1, 1994 and 1995. The following adjustments have been reflected in the pro forma statements of income information:

                                                                                          YEAR ENDED      SIX MONTHS
                                                                                        SEPTEMBER 30,   ENDED MARCH 31,
                                                                                             1995            1996
                                                                                        --------------  ---------------
       1.  The elimination of interest expense relating to the debt to be repaid......   $  1,144,000    $     556,000
       2.  The elimination of payments under the Wright Agreement.....................      2,074,000          601,000
       3.  The  elimination of  amortization expense relating  to the  covenant not to
           compete asset write-off....................................................        254,000          127,000
       4.  The  elimination  of   deferred  compensation  expense   for  certain   key
           employees..................................................................        308,000          103,000
       5.  A  reduction of  compensation expense for  executive officers  based on new
           employment agreements......................................................        952,000          219,000
       6.  The elimination of  employee stock purchase  agreement expense for  certain
           key employees..............................................................      2,327,000        1,298,000
                                                                                        --------------  ---------------
               Total..................................................................   $  7,059,000    $   2,904,000
                                                                                        --------------  ---------------
                                                                                        --------------  ---------------

    Prior to the closing of the public offering, the Company will terminate its status as an S Corporation. The pro forma adjustments reflect increased provisions for income taxes at an effective rate of 40%.

                              AIRNET SYSTEMS, INC.

           (FOR THE YEARS ENDED SEPTEMBER 30, 1993, 1994 AND 1995 AND UNAUDITED FOR THE SIX MONTHS ENDED MARCH 31, 1995 AND 1996)

12. PRO FORMA INFORMATION (UNAUDITED) (CONTINUED)
    PRO FORMA NET INCOME PER SHARE

    Pro forma net income per common share is based on the weighted average number of shares of common stock outstanding during the period (using the treasury stock method), plus the estimated number of shares required to fund the repurchase and cancellation of the Donald Wright Warrant, the planned distribution to shareholders and the estimated number of shares to be issued to repay $13,900,000 of existing debt.

    Supplemental pro forma income before taxes and net income considering only the repayment of existing debt would have been $7,768,000 and $4,661,000, respectively, for the year ended September 30, 1995, and $4,250,000 and $2,550,000, respectively, for the six months ended March 31, 1996. Supplemental pro forma income per share would have been $.66 for the year ended September 30, 1995 and $.36 for the six months ended March 31, 1995, based on the weighted average number of shares of common stock outstanding during the period, plus the estimated number of shares to be issued to repay $13,900,000 of existing debt.

The following appears on the inside back cover of the Prospectus:

Beside the heading "THE AIRNET SYSTEMS TEAM" is the following caption: "As a service organization, the Company strives to hire, retain and motivate the highest quality personnel available who are focused on a set of core values designed by the Company to provide a productive working environment. The Company believes its current compensation and benefits packages, proposed stock ownership incentives and corporate culture provide a competitive advantage in attracting, retaining and motivating its associates."

Under the heading are the following four photographs: (i) a photograph of several associates in the Company's training room with the following caption:
"ASSOCIATES: The Company regularly holds team-building sessions, continuing education and on-the-job training for its associates."; (ii) a photograph of a pilot at the controls of the Company's flight simulator with the following caption: "PILOTS: The Company hires and trains its own pilots, requiring each to attend an extensive Company-run pilot training program."; (iii) a photograph of a customer service representative at a computer terminal with the following caption: "CUSTOMER SERVICE REPRESENTATIVES: Unique proprietary ComCheck-SM-, ShipLink-SM-, and OnTime-SM- software systems and skilled customer service representatives provide customers with access to delivery time, shipment information, as well as pricing and scheduling data."; and
(iv) a photograph of a maintenance technician working inspecting a Learjet with the following caption: "MAINTENANCE TECHNICIANS: Seventy experienced aircraft and avionics technicians in four separate locations perform all levels of aircraft maintenance. Avionics trouble-shooting and repair provide for maximum efficiency and minimum aircraft downtime for the Company's entire aircraft fleet."

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representation in connection with the offering other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy Common Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                            ------------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               -----
Prospectus Summary........................           3
Risk Factors..............................           8
Prior S Corporation Status................          11
Offering Related Transactions.............          12
Use of Proceeds...........................          14
Dividend Policy...........................          14
Capitalization............................          15
Dilution..................................          16
Selected Financial Data...................          17
Selected Unaudited Condensed Pro Forma
 Financial Data...........................          19
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...............................          22
Industry Overview.........................          31
Business..................................          33
Management................................          41
Certain Relationships and Related Party
 Transactions.............................          47
Principal Shareholders....................          51
Description of Capital Stock..............          52
Description of Certain Indebtedness.......          55
Shares Eligible for Future Sale...........          56
Underwriting..............................          57
Legal Matters.............................          58
Experts...................................          58
Additional Information....................          58
Index to Financial Statements.............         F-1


                            ------------------------

    Until               , 1996 (25  days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                 AIRNET SYSTEMS

                                  ------------

                                5,600,000 SHARES

                                 COMMON SHARES

                                   PROSPECTUS
                                           , 1996

                               ------------------

                            DILLON, READ & CO. INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

- ------------------------------------------------
                                ------------------------------------------------
- ------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The Nasdaq National Market listing fee) fees and expenses payable by the Company in connection with the distribution of the Common Shares:


Securities and Exchange Commission registration fee...................  $ 31,090
National Association of Securities Dealers, Inc. filing fee...........     9,516
Nasdaq National Market listing fee....................................    48,295
Printing and engraving costs..........................................   125,000
Legal fees and expenses...............................................   250,000
Accountants' fees and expenses........................................   400,000
Blue sky qualification fees and expenses..............................    15,000
Transfer agent fees...................................................     5,000
Miscellaneous.........................................................    16,099
                                                                        --------
    Total.............................................................  $900,000
                                                                        --------
                                                                        --------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Division   (E)  of  Section  1701.13  of   the  Ohio  Revised  Code  governs
indemnification by a corporation and provides as follows:

        (E) (1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, associate, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

           (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

           (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

        (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action suit or proceeding.

        (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

           (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened by the action, suit, or proceeding referred to in division
       (E)(1) or (2) of this section;

           (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

           (c) By the shareholders; or

           (d) By the court of common pleas or the court in which such action, suit or proceeding referred to in division (E)(1) or (2) of this section was brought.

        Any determination  made by  the disinterested  directors under  division
    (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

        (5) (a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or
    (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division
    (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both of the following:

                (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

               (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

           (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

        (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

        (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

        (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

    Section 5.01 of the Registrant's Code of Regulations governs indemnification by Registrant and provides as follows:

        SECTION 5.01. MANDATORY INDEMNIFICATION. The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager or agent of another corporation (domestic or foreign, nonprofit or for profit), limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines and amounts paid in settlement if actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

    Reference is also made to Section 10 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying directors and officers of the Company against certain liabilities.

    In addition, the Registrant intends to purchase insurance coverage which will insure directors and officers against certain liabilities which might be incurred by them in such capacity.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    On April 1, 1994, the Company entered into Stock Purchase Agreements with seven executive officers, including each of the Named Executive Officers other than Mr. Mercer, pursuant to which the executive officers purchased an aggregate of 1,484,908 Common Shares for an aggregate purchase price of approximately $364,000, which was paid in the form of notes from the executive officers. Pursuant to the terms of the Stock Purchase Agreements, the executive officers cannot sell their respective Common Shares to any party other than the Company. In the event of certain triggering events, such as termination, death or disability, the Company is obligated to purchase the Common Shares held by a particular executive officer at a price ranging from the net book value of the Common Shares held, if less than the original amount paid, to the appreciation in the book value of the Company from the date the Common Shares were issued to the date of such triggering event. The Stock Purchase Agreements provide that, in the event the Company sells all or substantially all of its assets, or if a majority of its voting stock is sold or otherwise disposed of by its shareholders, prior to such a triggering event, the executive officer will receive the fair market value of his Common Shares. As amended, the Stock Purchase Agreements provide that, upon the initial public offering of the Company's Common Shares, the redemption provisions will become inapplicable, and the executive officers will be able to sell their Common Shares without limitation, subject to the restrictions imposed by the Securities Act and by the Underwriters.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)   EXHIBITS:


   1.1     Form of Underwriting Agreement
   3.1     Amended  Articles of  the Company  (incorporated by  reference to  the Company's
            Registration Statement  on Form  8-A  filed with  the Securities  and  Exchange
            Commission on May 3, 1996)
   3.2     Code  of Regulations of the Company  (incorporated by reference to the Company's
            Registration Statement  on Form  8-A  filed with  the Securities  and  Exchange
            Commission on May 3, 1996)
   4.1     Form  of Stock  Certificate for  Common Shares  of the  Company (incorporated by reference to the Company's  Registration Statement on Form  8-A filed with  the
            Securities and Exchange Commission on May 3, 1996)
   4.2+    Covenant  Not to Compete and  Asset Purchase Agreement dated  as of July 1, 1988 among WIE, Donald W. Wright, Sr. and the Company, as amended through March  15,
            1996
   4.3+    Amendment  and Waiver  to Covenant Not  to Compete and  Asset Purchase Agreement
            dated as of March 28, 1996 among  WIE, Donald W. Wright, Sr., the Wright  Trust and the Company
   4.4+    Warrant for the Purchase of Shares of Common Stock -- No. 1 (canceled)
   4.5+    Warrant for the Purchase of Shares of Common Stock -- No. 2 (canceled)
   4.6+    Form  of Warrant for the Purchase of Shares  of Common Stock -- No. 5 (replacing
            No. 1)
   4.7+    Form of Warrant for the Purchase of  Shares of Common Stock -- No. 6  (replacing
            No. 2)
   4.8+    Employee  Stock Purchase Agreement dated as of April 1, 1994 between the Company and Glenn M. Miller
   4.9+    Employee Stock Purchase Agreement dated as of April 1, 1994 between the  Company and Charles A. Renusch
   4.10+   Employee  Stock Purchase Agreement dated as of April 1, 1994 between the Company and Eric P. Roy
   4.11+   Employee Stock Purchase Agreement dated as of April 1, 1994 between the  Company and Guy S. King

   4.12+   Employee  Stock Purchase Agreement dated as of April 1, 1994 between the Company and Lincoln L. Rutter
   4.13+   Employee Stock Purchase Agreement dated as of April 1, 1994 between the  Company and Kendall W. Wright
   4.14+   Employee  Stock Purchase Agreement dated as of April 1, 1994 between the Company and William R. Sumser
   4.15    Form of Amendment to Employee Stock Purchase  Agreement dated as of May 2,  1996 between  the Company  and each of  Messrs. Miller, Renusch,  Roy, King, Rutter,
            Wright and Sumser (each  separate amendment is  substantially identical in  all respects)
   5.1+    Opinion  of Vorys,  Sater, Seymour and  Pease as  to the legality  of the Common
            Shares being offered
  10.1+    Loan Agreement dated as of  July 15, 1990 between the  Company and NBD Bank,  as amended
  10.2+    Deferred  Compensation  Agreement  dated as  of  December 18,  1986  between the
            Company and Glenn M. Miller, as amended
  10.3+    Deferred Compensation  Agreement  dated as  of  December 19,  1986  between  the
            Company and Charles A. Renusch, as amended
  10.4+    Deferred  Compensation  Agreement  dated as  of  February 10,  1989  between the
            Company and Eric P. Roy, as amended
  10.5+    Deferred Compensation  Agreement  dated as  of  February 10,  1989  between  the
            Company and Guy S. King, as amended
  10.6+    Deferred Compensation Agreement dated as of October 17, 1990 between the Company and Lincoln L. Rutter, as amended
  10.7+    Deferred  Compensation Agreement dated  as of July 18,  1991 between the Company and William R. Sumser, as amended
  10.8+    Deferred Compensation Agreement dated as of October 1, 1991 between the  Company and Kendall W. Wright, as amended
  10.9     Form  of Amendment to  Deferred Compensation Agreement  dated as of  May 2, 1996 between the Company  and each of  Messrs. Miller, Renusch,  Roy, King,  Rutter,
            Sumser  and Wright (each  separate amendment is  substantially identical in all respects)
  10.10    Incentive Stock Plan
  10.11*   Indemnification Agreement dated as of May  , 1996, among the Company and Messrs.
            Miller, Renusch, Roy, King, Rutter, Sumser and Wright
  10.12*   Indemnification Agreement dated  as of May   ,  1996, among Mr.  Mercer and  the
            Company
  10.13+   Lease  Agreement dated  June 29,  1988 between  Mr. Mercer  and the  Company, as amended
  10.14*   Form of Loan  Agreement dated as  of May   , 1996 among  the Company, the  banks
            listed therein and NBD Bank, as agent
  11.1     Statement re: Computation of Pro Forma Per Common Share Earnings
  23.1     Consent of Ernst & Young LLP
  23.2+    Consent of Vorys, Sater, Seymour and Pease (included in Exhibit 5.1)
  23.3     Consent of Tony C. Canonie, Jr., director nominee
  23.4+    Consent of Russell M. Gertmenian, director nominee
  23.5     Consent of J.F. Keeler, Jr., director nominee
  24.1+    Powers of Attorney
  27.1     Financial Data Schedule


- ------------------------
* To be filed by amendment.


+ Previously filed

    (B) FINANCIAL STATEMENT SCHEDULES:

    None.

ITEM 17.  UNDERTAKINGS

    (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (2) The undersigned hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on May 5, 1996.


                                          AIRNET SYSTEMS, INC.

                                          By:        /s/ GERALD G. MERCER

                                             -----------------------------------
                                                        Gerald G. Mercer
                                                    CHAIRMAN, PRESIDENT AND
                                                    CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                TITLE                       DATE
- ------------------------------------  -------------------------------------  --------------

                                      Chairman of the Board of Directors,
        /s/ GERALD G. MERCER           President and Chief Executive
- ------------------------------------   Officer (Principal Executive           May 5, 1996
          Gerald G. Mercer             Officer)

                                      Director, Executive Vice President,
          /s/ ERIC P. ROY*             Chief Operating Officer, Chief
- ------------------------------------   Financial Officer and Treasurer        May 5, 1996
            Eric P. Roy                (Principal Financial and Accounting
                                       Officer)

         /s/ ADELE MERCER*
- ------------------------------------  Director                                May 5, 1996
            Adele Mercer

    *By:          /s/ GERALD G.
               MERCER
- ------------------------------------
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                     EXHIBIT DESCRIPTION
- ---------  -------------------------------------------------------------------------------------
 1.1       Form of Underwriting Agreement
 3.1       Amended Articles of the Company (incorporated by reference to the Company's
            Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 3, 1996)
 3.2       Code of Regulations of the Company (incorporated by reference to the Company's
            Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 3, 1996)
 4.1       Form of Stock Certificate for Common Shares of the Company (incorporated by reference to the Company's Registration Statement on Form 8-A filed with the Securities and
            Exchange Commission on May 3, 1996)
 4.2+      Covenant Not to Compete and Asset Purchase Agreement dated as of July 1, 1988 among
            WIE, Donald W. Wright, Sr. and the Company, as amended through March 15, 1996
 4.3+      Amendment and Waiver to Covenant Not to Compete and Asset Purchase Agreement dated as of March 28, 1996 among WIE, Donald W. Wright, Sr., the Wright Trust and the Company
 4.4+      Warrant for the Purchase of Shares of Common Stock -- No. 1 (canceled)
 4.5+      Warrant for the Purchase of Shares of Common Stock -- No. 2 (canceled)
 4.6+      Form of Warrant for the Purchase of Shares of Common Stock -- No. 5 (replacing No. 1)
 4.7+      Form of Warrant for the Purchase of Shares of Common Stock -- No. 6 (replacing No. 2)
 4.8+      Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Glenn M. Miller
 4.9+      Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Charles A. Renusch
 4.10+     Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Eric P. Roy
 4.11+     Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Guy S. King
 4.12+     Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Lincoln L. Rutter
 4.13+     Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            Kendall W. Wright
 4.14+     Employee Stock Purchase Agreement dated as of April 1, 1994 between the Company and
            William R. Sumser
 4.15      Form of Amendment to Employee Stock Purchase Agreement dated as of May 2, 1996 between the Company and each of Messrs. Miller, Renusch, Roy, King, Rutter, Wright and Sumser (each separate amendment is substantially identical in all respects)
 5.1+      Opinion of Vorys, Sater, Seymour and Pease as to the legality of the Common Shares being offered
10.1+      Loan Agreement dated as of July 15, 1990 between the Company and NBD Bank, as amended
10.2+      Deferred Compensation Agreement dated as of December 18, 1986 between the Company and
            Glenn M. Miller, as amended

 EXHIBIT
 NUMBER                                     EXHIBIT DESCRIPTION
- ---------  -------------------------------------------------------------------------------------
10.3+      Deferred Compensation Agreement dated as of December 19, 1986 between the Company and
            Charles A. Renusch, as amended
10.4+      Deferred Compensation Agreement dated as of February 10, 1989 between the Company and
            Eric P. Roy, as amended
10.5+      Deferred Compensation Agreement dated as of February 10, 1989 between the Company and
            Guy S. King, as amended
10.6+      Deferred Compensation Agreement dated as of October 17, 1990 between the Company and
            Lincoln L. Rutter, as amended
10.7+      Deferred Compensation Agreement dated as of July 18, 1991 between the Company and
            William R. Sumser, as amended
10.8+      Deferred Compensation Agreement dated as of October 1, 1991 between the Company and
            Kendall W. Wright, as amended
10.9       Form of Amendment to Deferred Compensation Agreement dated as of May 2, 1996 between the Company and each of Messrs. Miller, Renusch, Roy, King, Rutter, Sumser and
            Wright (each separate amendment is substantially identical in all respects)
10.10      Incentive Stock Plan
10.11*     Indemnification Agreement dated as of May  , 1996, among the Company and Messrs.
            Miller, Renusch, Roy, King, Rutter, Sumser and Wright
10.12*     Indemnification Agreement dated as of May  , 1996 among Mr. Mercer and the Company
10.13+     Lease Agreement dated June 29, 1988 between Mr. Mercer and the Company, as amended
10.14*     Form of Loan Agreement dated as of May  , 1996 among the Company, the banks listed therein and NBD Bank, as agent
11.1       Statement re: Computation of Pro Forma Per Common Share Earnings
23.1       Consent of Ernst & Young LLP
23.2+      Consent of Vorys, Sater, Seymour and Pease (included in Exhibit 5.1)
23.3       Consent of Tony C. Canonie, Jr., director nominee
23.4+      Consent of Russell M. Gertmenian, director nominee
23.5       Consent of J.F. Keeler, Jr., director nominee
24.1+      Powers of Attorney
27.1       Financial Data Schedule


- ------------------------
* To be filed by amendment.


+ Previously filed